UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 10/A
POST-EFFECTIVE AMENDMENT NO. 1

GENERAL FORM FOR REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

GREEKTOWN SUPERHOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware	27-2216916
(State or other jurisdiction of	(I.R.S. employer
incorporation or organization)	identification no.)

555 East Lafayette
Detroit, Michigan 48226
(Address of principal executive offices and zip code)

(313) 223-2999
(Registrant’s telephone number, including area code)

with copies to:

Allan S. Brilliant
Richard A. Goldberg
Dechert LLP
1095 Avenue of the Americas
New York, New York 10036
Telephone: (212) 698-3500
Facsimile: (212) 698-3599

Securities to be registered pursuant to Section 12(b) of the Act:
None

Securities to be registered pursuant to Section 12(g) of the Act:
Common Stock, par value $0.01 per share
Preferred Stock, par value $0.01 per share
Warrants

(Title of class)

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☑ Smaller reporting company ☐

(Do not check if a smaller reporting company)

Explanatory Note

          This Post-Effective Amendment No. 1 on Form 10 is being filed by Greektown Superholdings, Inc. (“Greektown Superholdings,” and together with its subsidiaries, “we,” “our,” “us” or “Greektown”) to amend the registration statement on Form 10, as initially filed with the Securities and Exchange Commission (the “SEC”) on March 31, 2010 (the “Original Filing”) and as amended by Amendment No. 1 to Form 10 filed with the SEC on May 11, 2010 (“Amendment No. 1”) and Amendment No. 2 to Form 10 filed with the SEC on May 28, 2010 (“Amendment No. 2”). This Post-Effective Amendment amends the Original Filing, as amended by Amendment No. 1 and Amendment No. 2, in response to comments received from the staff of the SEC.

Disclosure Regarding Forward-Looking Statements

          This registration statement on Form 10 contains statements that we believe are, or may be considered to be, “forward-looking statements.” All statements other than statements of historical fact included in this registration statement regarding the prospects of our industry or our prospects, plans, financial position or business strategy may constitute forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking words such as “may,” “will,” “expect,” “intend,” “estimate,” “foresee,” “project,” “anticipate,” “believe,” “plan,” “forecast,” “continue” or “could” or the negative of these terms or variations of them or similar terms. Furthermore, forward-looking statements may be included in various filings that we make with the SEC or press releases or oral statements made by or with the approval of one of our authorized executive officers. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot assure you that these expectations will prove to be correct. These forward-looking statements are subject to certain known and unknown risks and uncertainties, as well as assumptions that could cause actual results to differ materially from those reflected in these forward-looking statements. Readers are cautioned not to place undue reliance on any forward-looking statements contained in this registration statement, which reflect management’s opinions only as of the date hereof. Except as required by law, we undertake no obligation to revise or publicly release the results of any revision to any forward-looking statements. You are advised, however, to consult any additional disclosures we make in our reports to the SEC. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained in this registration statement.

ITEM 1. BUSINESS

Background

          Greektown Holdings, L.L.C. (“Greektown Holdings”) was formed in September 2005 as a limited liability company owned by Kewadin Greektown Casino, L.L.C. (“Kewadin Greektown”), which is 100% owned by Sault Ste. Marie Tribe of Chippewa Indians (the “Tribe”), and Monroe Partners, L.L.C. (“Monroe”). Greektown Holdings owns Greektown Casino, L.L.C. (“Greektown LLC”), which is engaged in the operation of a hotel and casino gaming facility known as Greektown Casino Hotel (“Greektown Casino”) located in downtown Detroit that opened November 10, 2000 under a license granted by the Michigan Gaming Control Board (“MGCB”) and a Development Agreement with the City of Detroit.

          On May 29, 2008, Greektown Holdings, together with its direct and indirect subsidiaries and certain affiliates, filed voluntary petitions to reorganize their businesses under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Eastern District of Michigan. Pursuant to a plan of reorganization approved by the Bankruptcy Court, the details of which are described in “Bankruptcy Considerations” on page 3, Greektown Superholdings was incorporated under the laws of the State of Delaware on March 17, 2010. Greektown emerged from Chapter 11 bankruptcy on June 30, 2010, and as of such date, each of Greektown Superholdings and its wholly-owned subsidiary, Greektown Newco Sub, Inc. (the “Greektown Sub”), hold 50% of the outstanding membership interests of Greektown Holdings. Greektown Superholdings is a holding company that owns 50% of the issued and outstanding membership interests of Greektown Holdings and 100% of the issued and outstanding stock of Greektown Sub. Through its direct and indirect ownership of Greektown LLC, Greektown Superholdings owns and operates Greektown Casino. Greektown LLC also holds all the ownership interests in Contract Builders Corporation (“Contract Builders”) and Realty Equity Company, Inc. (“Realty Equity”), each of which own real estate near Greektown Casino. Greektown Superholdings’ corporate headquarters are located at 555 East Lafayette, Detroit, Michigan 48226.

          The following organizational chart describes the organizational structure of Greektown Superholdings.

Bankruptcy Considerations

          The following discussion provides a summary of the events leading to confirmation of the plan of reorganization proposed by the Noteholder Plan Proponents (as defined below) in the Chapter 11 cases involving Greektown Holdings.

          On May 29, 2008 (the “Petition Date”), Greektown Holdings, its direct and indirect subsidiaries and certain affiliates (collectively, the “Debtors”) filed voluntary petitions to reorganize their businesses under Chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Eastern District of Michigan (the “Bankruptcy Court”). These cases were consolidated under the caption, “In re Greektown Holdings, L.L.C., et al. Case No. 08-53104.” On August 26, 2009, the Debtors filed the Second Amended Joint Plans of Reorganization (the “Debtor Plan”) and the Second Amended Disclosure Statement for Joint Plans of Reorganization (the “Debtor Disclosure Statement”). On September 3, 2009, the Bankruptcy Court approved the Debtor Disclosure Statement.

          On November 2, 2009, certain holders of the 10-3/4% Senior Notes due 2013 (the “Senior Notes”) issued by Greektown Holdings and Greektown Holdings II, Inc. and certain other parties (the “Put Parties”) entered into a Purchase and Put Agreement, dated November 2, 2009 (as amended by that certain First Amendment to Purchase and Put Agreement, dated January 11, 2010, the “Purchase and Put Agreement”). Pursuant to the Purchase and Put Agreement:

•

the Put Parties were to propose and file an alternative plan of reorganization on terms consistent with the Purchase and Put Agreement, providing, among other things, for (i) the payment in full of all DIP financing claims and all claims under Greektown’s prior senior secured credit facility, (ii) the issuance of $385,000,000 of New Senior Secured Notes, (iii) an offering to the holders of Senior Notes of rights (the “Rights Offering”) to purchase 1,850,000 shares of our preferred stock, par value $0.01 per share (the “Preferred Stock”) at a purchase price of $100 per share and the issuance to the holders of Senior Notes of 140,000 shares of our common stock, par value $0.01 per share (the “Common Stock”), in each case, in exchange for the Senior Notes and (iv) the sale of 150,000 shares of Preferred Stock to certain Put Parties at a purchase price of $100 per share as further described below;

•

the Put Parties who were holders of Senior Notes agreed to exercise their right to purchase Preferred Stock in the Rights Offering and the other Put Parties agreed to purchase 150,000 shares of Preferred Stock;

•	the Put Parties agreed to purchase any shares of Preferred Stock not subscribed for by the other holders of Senior Notes in the Rights Offering;

•	certain of the Put Parties committed to participate in debtor-in-possession credit facilities; and

•

in consideration for entering into the Purchase and Put Agreement, the Put Parties became entitled to a put premium in the aggregate equal to (i) $10 million (the “Cash Put Premium”) and (ii) 222,222 shares of Preferred Stock (the “Stock Put Premium”); however, each Put Party had the right to accept its pro rata share of up to 111,111 additional shares of Preferred Stock in lieu of the Cash Put Premium.

          On November 3, 2009, the Debtors agreed to voluntarily continue the hearing on confirmation of the Debtor Plan (the “Debtor Plan Confirmation Hearing”), which was scheduled for that date, for 24 hours, to engage in discussions with the Put Parties. On November 4, 2009, the Bankruptcy Court further continued the Debtor Plan Confirmation Hearing to allow for further discussions regarding a consensual resolution. On November 29, 2009, the Debtors, the Put Parties, the agent for the pre-petition secured lenders, the agent for the lenders under the debtor-in-possession credit facility (the “DIP Facility”), an ad hoc group of pre-petition secured lenders, the Official Committee of Unsecured Creditors (the “Creditors’ Committee”), and the indenture trustee for the Senior Notes (the “Indenture Trustee”) filed a stipulation containing the terms on which all such parties would support the confirmation of the plan proposed by the Put Parties described in the Purchase and Put Agreement. On December 7, 2009, the Put Parties, joined by the Creditors’ Committee and the Indenture Trustee as “Noteholder Plan Proponents,” filed the Second Amended Joint Plans of Reorganization for the Debtors Proposed by Noteholder Plan Proponents Including Official Committee of Unsecured Creditors and Indenture Trustee (the “Plan”) and the Disclosure Statement for Second Amended Joint Plans of Reorganization for the Debtors Proposed by Noteholder Plan Proponents Including Official Committee of Unsecured Creditors and Indenture Trustee (the “Disclosure Statement”). The Disclosure Statement had been previously presented to the Bankruptcy Court, and on December 4, 2009, the Bankruptcy Court approved the Disclosure Statement.

          Commencing on December 11, 2009, the Disclosure Statement, ballots for voting to accept or reject the Plan and other solicitation documents were distributed to all classes of creditors eligible to vote on the proposed Plan. The deadline for submitting ballots for voting to accept or reject the Plan was January 4, 2010. On January 11, 2010, the Debtors’ claims and voting agent filed its certification of voting results with the Bankruptcy Court reporting that, pursuant to the Bankruptcy Code, the requisite number of creditors to provide an impaired accepting class at each Debtor approved the Plan. Pursuant to the “cram-down” provisions of the Bankruptcy Code, the Plan was confirmed by the Bankruptcy Court without the affirmative vote of other classes of creditors on January 22, 2010. The effectiveness of the Plan was conditioned, among other things, on the receipt of all required authorizations, consents and regulatory approvals, including those from the City of Detroit and the MGCB, obtaining the Revolving Loan, as defined below, the satisfaction or waiver of the conditions precedent in the documents governing the Exit Financing, as defined below, and the actions, documents and agreements necessary to implement the Plan being satisfactory in form and substance to the Put Parties prior to June 30, 2010. The Plan became effective and the Debtors emerged from bankruptcy on June 30, 2010 (the “Effective Date”).

          The Plan, which was substantially consistent with the terms set forth in the Purchase and Put Agreement, generally provided for the full payment or reinstatement of allowed administrative claims, priority claims, post-petition secured claims, and pre-petition secured claims, the satisfaction of general unsecured claims through the distribution of cash and litigation trust interests and the cancellation of the existing equity interests in Greektown Holdings. The deadline to file administrative claims, professional claims and substantial contribution claims has not yet occurred as provided in the Plan and confirmation order. The Plan provided that the holders of Senior Notes receive all of the shares of our Common Stock issued pursuant to the Plan and the rights issued in the Rights Offering plus interests in a litigation trust (the “Litigation Trust”). The Litigation Trust, established pursuant to the Plan, has authority and standing to, among other things, (i) monitor distributions to general unsecured creditors under the Plan and (ii) perform the general unsecured creditors claims reconciliation process. On the Effective Date, rights to certain claims or causes of action of the Debtors were placed into the Litigation Trust. On the Effective Date, Greektown LLC loaned $375,000 on a non-recourse basis to the Litigation Trust to fund the fees, expenses, and costs of the Litigation Trust (the “Litigation Trust Loan”), which is evidenced by a note payable by the Litigation Trust to Greektown LLC. A trustee has been appointed for the Litigation Trust who will, among other things, hold the assets of the trust for the benefit of the holders of general unsecured claims and such other beneficiaries as described in the Plan, prosecute or resolve certain unsettled litigation claims and make distributions of consideration received by the Litigation Trust as a result of any judgment, settlement, or compromise of any such claims.

          Pursuant to the Plan, the sale of 1,850,000 shares of Preferred Stock in the Rights Offering, together with the direct purchase of 150,000 shares of Preferred Stock by certain of the Put Parties, all at a purchase price of $100 per share, provided approximately $196 million in net proceeds to the Debtors’ estates. Such net amount reflects the determination of the Put Parties to receive $4 million of the Cash Put Premium from Greektown Superholdings in cash and 66,666 shares of Preferred Stock in lieu of the remaining $6 million of the Cash Put Premium. All of the purchases of Preferred Stock were completed on the Effective Date and the shares of Preferred Stock were issued on the Effective Date. Each party who agreed to purchase Preferred Stock was given the option to purchase Preferred Stock with regular or reduced voting rights. If any party elected to purchase Preferred Stock and was concerned that it might acquire more than 4.9% of the capital stock of Greektown Superholdings, or if a party that qualified as an “Institutional Investor” under Michigan gaming law was concerned that it may acquire more than 14.9% of the capital stock of Greektown Superholdings, such party had the right to receive Warrants (as defined in Item 11) to purchase Preferred Stock at an exercise price of $0.01 per share representing a portion of the Preferred Stock that it had elected to purchase. As a result, the holders of Senior Notes and the Put Parties owned all of the outstanding equity interests of Greektown Superholdings as of the Effective Date. In addition, under the Plan, at the end of the day on the Effective Date, Greektown Holdings’ existing members’ capital (deficit) was extinguished and no distributions were made to existing members. Certain of the Put Parties assigned their Put Commitment and certain of their other rights and obligations under the Purchase and Put Agreement to other Put Parties pursuant to an Assignment and Assumption Agreement dated as of March 31, 2010.

          On the Effective Date, Greektown Superholdings issued $385 million in 13% Senior Secured Notes (the “New Senior Secured Notes”) and entered into a revolving credit facility with Comerica Bank (the “Revolving Loan” and, together with the New Senior Secured Notes, the “Exit Financing”). The Revolving Loan initially has availability of $20 million and bears interest at an annual rate of LIBOR plus 3.50% or the higher of Comerica Bank’s prime reference rate or 2.5% plus 0.75%. Upon the discharge and release of existing mortgages on a small parcel of real property underlying a portion of our casino operations securing indebtedness owed by third parties, the amount available under the Revolving Loan will increase to $30 million, and the Revolving Loan will bear interest at an annual rate (depending on a leverage ratio) of LIBOR plus 1.75% to 2.25% or the higher of Comerica Bank’s prime reference rate or 2.5% minus 0.5% to 1%.

          On the Effective Date, we used the proceeds of the Rights Offering, the proceeds of the direct purchase of Preferred Stock, and the proceeds from the sale of the New Senior Secured Notes to repay all outstanding borrowings under the DIP Facility, to repay the pre-petition secured claims, and to make other payments required upon exit from bankruptcy. The proceeds from the sale of the New Senior Secured Notes remaining after the foregoing payments were made, as well as the Revolving Loan will be used to provide ongoing liquidity to conduct post-reorganization operations. For further detail regarding the Exit Financing, see Item 2—“Financial Information-Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Business Overview

          Greektown Casino opened in November 2000 in downtown Detroit as one of only three commercial casinos licensed to operate in Michigan. As previously discussed, Greektown Superholdings directly, and indirectly through Greektown Sub, holds all of the issued and outstanding membership interests of Greektown Holdings, which holds all of the issued and outstanding membership interests of Greektown LLC.

          In February 2009, Greektown Casino completed an expansive renovation and expansion at a cost of approximately $336.3 million (the “Expanded Complex”). The Expanded Complex offers a full range of gaming, dining and entertainment alternatives, including:

•

an approximately 100,000 square-foot casino with 2,600 slot machines and 69 table games, including an approximately 12,500 square-foot salon dedicated to high-limit gaming and the largest live poker room in the Metro Detroit Gaming Market (as defined below);

•	approximately 2,950 attached and 1,750 unattached parking spaces, including over 600 parking spaces for valet parking services;

•	10,000 square feet of convention space;

•	a 400-room hotel;

•	four restaurants, including a 175-seat “International Buffet”;

•	several food outlets on the gaming floor; and

•	nine bars and two entertainment facilities.

          Access to Greektown Casino is facilitated by a nearby off-ramp from Interstate 375 and six interstate highways passing through downtown Detroit. We estimate that Greektown Casino attracts approximately 17,000 patrons per day on average, and we believe a significant number of these patrons make regular visits to our property. Our players club, known as “Club Greektown,” is a membership/loyalty program that attracts customers by offering incentives to frequent casino visitors. We had approximately 1.2 million people in our database for Club Greektown as of March 31, 2010, approximately 157,000 of whom had visited Greektown Casino during the preceding 90 days. We believe the gaming market in the Detroit area, which consists of three commercial casinos in Michigan (the “Detroit Commercial Casinos”), together with the commercial casino in Windsor,

Ontario (the “Metro Detroit Gaming Market”) is primarily a “drive-to” gaming market, with over 95% of our patrons residing within 100 miles of Greektown Casino.

          For the year ended December 31, 2009, Greektown Casino generated $331.6 million in net revenues and a net loss of $65.9 million (including $28.7 million in reorganization expenses, $6.2 million in success fees, payable to The Fine Point Group (“Fine Point”), and a $16.6 million Settlement Payment (as defined below) to the City of Detroit. For the three months ended March 31, 2010, Greektown Casino generated $86.1 million in net revenues and a net loss of $10.9 million (including $8.1 million in reorganization expenses).

          We generate cash flow from our casino operations, inclusive of our slot machine and table game businesses, as well as from our food and beverage operations and hotel operations. For the year ended December 31, 2009, revenues from our slot machine-based business accounted for 87.3% of revenues from our casino operations, and revenues from our casino operations accounted for 90.4% of our total revenues. For the three months ended March 31, 2010, revenues from our slot machine-based business accounted for 88.7% of revenues from our casino operations, and revenues from our casino operations accounted for 90.1% of our total revenues.

          For additional financial information relating to our business please see Item 2— “Financial Information—Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Item 13—“Financial Statements and Supplementary Data.”

Marketing

          In general, we market to patrons based on a value-oriented brand positioning. Central to this brand platform is the promise to offer our customers more for their money. Greektown’s marketing focuses on continuing to find ways to provide customers with an enjoyable experience at a reasonable cost. Our $9.99 lunch buffet, inexpensive hotel room rates and aggressive promotions are components of this marketing strategy.

          Our marketing efforts historically have been focused on the drive-in and bus markets. With the addition of our 400 room hotel, we have been able to extend and enhance the local gamers’ experience by providing our customers with hotel discounts and complimentaries, or “comps.”

Competition

          The Detroit Commercial Casinos are the only three commercial casinos in Michigan and consist of Greektown Casino, MGM Grand Detroit (“MGM Detroit”) and MotorCity Casino (“MotorCity”). An additional competitor, Caesars Windsor, is located across the Detroit River in Canada. Caesars Windsor is owned by the Ontario government and is accessible from Detroit via bridge or tunnel. Collectively, the three Detroit Commercial Casinos and Caesars Windsor make up the Metro Detroit Gaming Market.

          The gaming market in the state of Michigan, which contains both commercial and tribal casinos, consists of the Detroit Commercial Casinos and twenty Native American-owned gaming facilities that operate under compacts. Five racetracks are also located in Michigan, each of which offer horse betting, but are not authorized to offer slot machine or table gaming. There is also a racetrack in Windsor that operates over 750 slot machines.

Overview of direct competition

          The direct competitors of Greektown Casino are the two other Detroit Commercial Casinos. The Detroit Commercial Casinos operate as commercial entities under the Michigan Gaming Control and Revenue Act (the “Michigan Gaming Act”). The Detroit Commercial Casinos are licensed to offer both slot machines and table games, with no specific limit on the number of gaming positions that they may operate within their authorized gaming square footage. MGM Detroit, MotorCity and Caesars Windsor may each have greater name recognition and financial, marketing and other resources than Greektown Casino. For instance, MGM Detroit benefits from the use of a national player database. Caesars Windsor is managed by a consortium that includes Harrah’s Entertainment, Inc. and Hilton Hotels Corporation, both of which have a national presence. By comparison, we have the area’s most recently completed casino hotel complex, catering specifically to a budget-minded consumer base that we believe would not otherwise be served by our primary competitors. We believe that this should uniquely position us in a market experiencing a significant economic downturn that has affected both the Detroit metropolitan area and the United States as a whole.

          MGM Detroit, MotorCity and Greektown Casino accounted for 40.9%, 33.3% and 25.8% of the total adjusted gross gaming revenues of the Detroit Commercial Casinos, respectively, for the year ended December 31, 2009.

          Below is a more detailed summary of the gaming amenities offered by MGM Detroit, MotorCity and Caesars Windsor.

          MGM Detroit. MGM Detroit was the first casino to open in Detroit, in July 1999, and since 2001 has generally been the market leader based on share of adjusted gross gaming revenues. In October 2007, MGM Detroit completed construction of a new, permanent casino. The new facility houses approximately 100,000 square feet of gaming space with an estimated 4,090 slot machines and 97 table games, 400 hotel rooms, 11 restaurants/bars and five entertainment venues. The property also offers a 30,000-square-foot meeting facility, which includes a 14,000-square-foot ballroom. For the twelve months ended December 31, 2009, MGM Detroit’s adjusted gross casino revenues were $547.6 million, representing a 5.3% decline over the comparable period in the prior year. MGM Mirage owns a controlling interest in MGM Detroit, with the remaining interest held by Detroit Partners, LLC, a group of local residents and businesses. MGM Detroit benefits from the use of a national player database.

          MotorCity. MotorCity was the second casino to open in Detroit, in December 1999, and since 2001 has generally maintained a second-place market position based on share of adjusted gross gaming revenues behind MGM Detroit. In 2008, MotorCity completed its expanded complex. The renovated facility has 100,000 square feet of gaming space with an estimated 2,850 slot machines and 57 table games, 6 restaurants/bars, two entertainment venues, a 400 room hotel and a 1,500 seat theater. For the twelve months ended December 31, 2009, MotorCity’s adjusted gross casino revenues were $445.8 million, representing a 4.1% decline over the comparable period in the prior year. The facility is privately owned by its sole stockholder, Marian Ilitch.

          Caesars Windsor. Caesars Windsor opened in May 1994. Caesars Windsor is the largest casino-resort in Canada and is owned by the government of Ontario and operated by a consortium that includes Harrah’s Entertainment, Inc. and Hilton Hotels Corporation. At its peak in the late 1990s, the casino attracted in excess of six million visitors annually. In 2008, Caesars Windsor completed an expansion of its casino costing approximately CAD $400 million, which resulted in a complex of approximately 100,000 square feet of gaming space, 85 table games, 2,550 slot machines and 3,000 parking spaces. Caesars Windsor also offers 758 hotel rooms, a 5,000 seat entertainment center and approximately 100,000 square feet of convention space. For the twelve months ended December 31, 2009, Caesars Windsor’s adjusted gross gaming revenues were CAD $288.8 million, representing a slight decrease from the prior year.

     Michigan tribal gaming

          Twenty Native American-owned casinos are currently operating in western, central and northern Michigan, the closest of which is 113 miles from Greektown Casino. A number of additional Native American casinos are in various stages of the planning process:

•

A tribe has entered into a land settlement agreement with the State of Michigan and is currently seeking U.S. Congressional approval to construct a casino in Monroe County, Flint or Romulus, which would be within 20 to 75 miles of Greektown Casino.

•

Another tribe has also entered into a land settlement agreement with the State of Michigan and is currently seeking U.S. Congressional approval for a casino in Port Huron, which would be within 75 miles of Greektown Casino.

•

Another tribe re-submitted an application in October 2009 to the U.S. Department of the Interior to construct a $300 million casino development, including a 200 room hotel and retail space, in Romulus, Michigan after having a previous application dismissed in 2008. The proposed development would be within 20 miles of Greektown Casino.

•

Another tribe has publicly announced an agreement with the governor of the State of Michigan to amend an existing compact. The amendments to the compact would allow the tribe to seek to place land in trust with the United States Department of Interior to construct a new casino in western Michigan. Certain proposed amendments to the compact must be approved by the Michigan Legislature and the tribe must submit an application to the United States Department of Interior to place certain land in trust in order to construct the casino in western Michigan.

          The opening of additional Native American-owned casinos near Detroit or elsewhere in Michigan could have a detrimental effect on Greektown Casino’s casino revenues.

     Proposal 1

          In November 2004, Michigan voters passed Proposal 1, which requires a voter referendum before new forms of gambling are permitted in Michigan. This limits the government’s ability to enact changes to state laws permitting incremental forms of gaming in Michigan. Proposal 1 does not apply to tribal gaming or to the Detroit Commercial Casinos, but applies to new lottery games, consisting of table games and player-operated mechanical or electronic devices or other forms of gaming or additional casinos.

     Lottery

          We also compete with the State of Michigan Lottery, which offers a variety of lottery tickets and drawings. Additionally, the Bureau of State Lottery oversees and licenses charitable gaming by nonprofit organizations throughout the state. In 2004, Michigan also introduced new “Club Games,” including keno and various pull-tab games, in licensed bars and restaurants.

Other Competition

          We also compete, to some extent, with other forms of gaming on both a local and national level, including state-sponsored lotteries, Internet gaming, on- and off-track wagering and card parlors. The expansion of legalized gaming to new jurisdictions throughout the United States has also increased competition and will continue to do so in the future. On November 3, 2009, a casino initiative passed in Ohio authorizing casino-style gaming at four locations in the state: Cincinnati, Cleveland, Columbus and Toledo. Although casinos will not be constructed and open for business for some time, we anticipate that they will compete with the Detroit Casinos, particularly the Toledo casino, which is in close proximity to Detroit and southern Michigan. If gaming facilities in our markets were purchased by entities with more recognized brand names or larger capital resources, or if gaming were legalized in jurisdictions near Greektown Casino where gaming currently is not permitted, we would face additional competition.

Employees and Unions

          As of March 31, 2010, we employed approximately 2,150 people, of which approximately 1,800 are full-time employees, across various functional areas. Approximately 78% of our workforce was unionized as of March 31, 2010. Our unionized employees are members of two union groups: (i) the Detroit Casino Council (the “DCC”), which is made up of five unions, the UAW, HERE, Teamsters, Carpenters and Operating Engineers, and (ii) the International Union, Security, Police, Fire Professionals of America (the “SPFPA”), which consists of security personnel. The collective bargaining agreements for the DCC and the SPFPA are effective until October 16, 2011 and June 12, 2012, respectively. We consider our relationships with our employees and the labor unions to be good.

Business Seasonality

          Our gaming operations are affected by the weather. We have experienced downturns in customer volume during the summer months and increases in volume during winter months, although we do experience lower volume during severe winter storms. These seasonal and adverse weather conditions in the Detroit metropolitan area may discourage potential customers from visiting us. We believe we have also experienced downturns in customer volume as a consequence of nearby road repairs and construction, which generally occur in the spring, summer and fall, as well as during various sporting or entertainment events in downtown Detroit.

Environmental Matters

          We are subject to federal, state and local environmental, safety and health laws, regulations and ordinances that apply to non-gaming businesses generally, such as the Clear Air Act, Clean Water Act, Occupational Safety and Health Act, Oil Pollution Act, Resource Conservation Recovery Act and the Comprehensive Environmental Response, Compensation and Liability Act of 1980. We have not made, and do not anticipate making, material expenditures with respect to these environmental laws, regulations and ordinances. However, the attendant compliance costs associated with them may result in future additional costs to our operations.

Intellectual Property

          We believe it is important to protect our significant trademarks and service marks by registering them for use in connection with the underlying goods and services, as appropriate at the federal or state level. The trademarks “GREEKTOWN CASINO,” “GREEKTOWN CASINO (& DESIGN),” “LET THE PARTY BEGIN AT GREEKTOWN!,” GREEKTOWN CASINO-HOTEL” and “CLUB GREEKTOWN” are registered in the U.S. Patent and Trademark Office. The restaurant and bar trademarks “THE ALLEY GRILLE STEAKHOUSE,” “APOLLO,” “ECLIPZ,” “GRAPEVINE CAFÉ,” “OUZO’S,” “OPA! BAR,” “GALLERIA BAR,” “SHADES LOUNGE,” “BISTRO 555,” “TRAPPER’S PATIO,” “TRAPPER’S SNACK BAR,” “INTERNATIONAL BUFFET” and “THE OLIVE ROOM” are registered with the State of Michigan. Finally, the advertising marks “AMAZING RACE SLOTS & TABLE GAMES,” “BONU$ PLAY,” BONU$ BUCKS,” “BONU$ BET,” “DETROIT’S WINNING ADDRESS” and “THE NEW GREEKTOWN CASINO-HOTEL—A KEWADIN CASINO” are registered with the State of Michigan.

Government Regulation

          The ownership and operation of our gaming facility is subject to various state and local laws and regulations in the jurisdiction in which we are located. We are subject to the provisions of the Michigan Gaming Act and rules promulgated thereunder (the “Michigan Rules”), the MGCB, including the MGCB rules (the “MGCB Rules”) and MGCB orders and resolutions (“MGCB Orders and Resolutions”) and various local ordinances and regulations, and are subject to the regulatory control of the MGCB, the City of Detroit and the Michigan Liquor Control Commission. Additionally, we must comply with a variety of federal regulations relating to, among other things, the reporting of certain cash transactions. The following is a summary of the provisions of the material laws and regulations applicable to our gaming operations and other laws and regulations applicable to us. The summary does not purport to be a comprehensive description and is qualified in its entirety by reference to the appropriate laws and regulations.

     Michigan Gaming Regulation

          Greektown LLC is licensed to operate in Michigan pursuant to the Michigan Gaming Act. The Michigan Gaming Act and Michigan Rules subject the ownership and operation of commercial casino gaming facilities to extensive state licensing and regulatory requirements and require the licensee to have a development agreement in effect with the City of Detroit and the Economic Development Corporation (“Detroit EDC”) of the City of Detroit.

          The Michigan Gaming Act created the MGCB and authorizes it to grant casino licenses to not more than three applicants that have entered into development agreements with the City of Detroit. The MGCB is granted extensive authority to conduct background investigations and determine the suitability and eligibility of casino license applicants, affiliated companies, officers, directors and managerial employees of applicants and affiliated companies, persons and entities holding a one percent or greater direct or indirect interest in an applicant or affiliated company, and anyone else the MGCB deems to be a “qualifier.” The Michigan Gaming Act and Michigan Rules restrict direct communication with the MGCB members.

           Any person who supplies goods or services to a casino licensee that are directly related to, used in connection with or affect gaming must obtain a supplier’s license from the MGCB. Any person who supplies other goods or services of a non-gaming nature to a casino licensee on a regular and continuing basis must also obtain a supplier’s license from the MGCB or demonstrate eligibility for an exemption from this requirement. In addition, any individual employed by a casino licensee, or by a supplier licensee whose work duties are related to or involved in the gambling operation or are performed in a restricted area or gaming area of a casino, or who hold certain other positions, must obtain an occupational license from the MGCB. The MGCB Rules permit the MGCB to exempt any person or field of commerce from the supplier licensing requirements. The MGCB has adopted the MGCB Orders and Resolutions that outline the process for persons and entities to apply to be exempt from supplier licensing requirements.

          The Michigan Gaming Act imposes the burden of proof on the applicant for a casino license to establish its suitability to receive and hold the license. The applicant must establish its suitability as to:

•	integrity;

•	moral character and reputation;

•	business probity;

•	financial ability and experience;

•	responsibility; and

•	other criteria deemed appropriate by the MGCB.

          The Michigan Rules and Michigan Gaming Act provide systems for administrative and judicial review of various decisions of the MGCB. These appeals are governed by the Michigan Administrative Procedures Act of 1969.

          The MGCB may refuse to renew a license upon a determination that the licensee no longer meets the requirements for licensure. In addition to restriction, suspension or revocation of a casino license, the MGCB may impose substantial fines or forfeiture of assets upon licensees for violation of gaming or liquor laws or rules or other violations of law. The Michigan Rules provide for an appeal process from decisions made by the MGCB concerning violations outlined above. These appeals are governed by the Michigan Administrative Procedures Act of 1969.

          The Michigan Gaming Act includes provisions that restrict certain casino owners and managers, along with supplier licensees and their key managers, from giving political contributions to Michigan elected officials. The Michigan Gaming Act and Michigan Rules also restrict gift giving to state-elected officials and certain key employed state officials. The MGCB has adopted the MGCB Orders and Resolutions that establish criteria through which a supplier license applicant who has made political contributions during the application period may be granted waivers to reapply for licensing.

          The Michigan Gaming Act and Michigan Rules provide for annual license renewal as long as the MGCB determines that the casino licensee continues to meet the requirements established by the Michigan Gaming Act and Michigan Rules. Greektown LLC’s original license was issued on November 10, 2000. Greektown LLC is currently in compliance in all material respects with such requirements of the MGCB and has made all necessary license renewal payments. The license was last renewed on December 11, 2007 and its renewal had been held in abeyance by the MGCB pending our bankruptcy reorganization but remained valid and in effect in the interim.

          The Michigan Rules implement the terms of the Michigan Gaming Act. Among other things, the Michigan Rules outline more detailed substantive and procedural requirements with respect to casino licensing and operations, including, but not limited to, requirements regarding things such as licensing investigations and hearings, record keeping and retention, contracting, reports to the MGCB, internal control and accounting procedures, security and surveillance operations, extension of credit to gaming patrons, conduct of gaming and transfers of ownership interests in licensed casinos. The Michigan Rules also establish numerous MGCB procedures regarding licensing, disciplinary and other hearings and similar matters. The Michigan Rules have the force of law and are binding on the MGCB as well as on applicants for or holders of casino licenses, their vendors and employees. The Michigan Rules prohibit a casino licensee or a holding company or affiliate that has control of a casino licensee in Michigan from entering into a debt transaction affecting the capitalization or financial viability of its Michigan casino operation without prior approval from the MGCB. The Michigan Rules outline requirements and procedures for casino licensees or holding companies that make a public offering of debt or equity.

          In June 2006 and December 2007, Greektown LLC entered into Acknowledgements of Violation (the “AOVs”) with the MGCB. The June 2006 AOV related to certain amendments to Greektown LLC’s indebtedness agreements that reflected changes that were not reviewed by the MGCB, and the December 2007 AOV included four complaints addressing procurement, kiosks, electronic device meters and signage. Under the terms of the AOVs, aggregate fines of $1.05 million were assessed, of which $400,000 was paid upon entering into the AOVs and $750,000 would not be an obligation unless Greektown LLC commits further violations of the same legal requirements with respect to the June 2006 AOV before June 13, 2011 and with respect to the December 2007 AOV before December 3, 2010. Other than the initial penalties of $400,000, no further amounts have been paid as no violations occurred during 2008 or 2009. However, we cannot be certain whether we will have future violations and if we do, we may be subject to the additional penalties from MGCB described above and other penalties.

          The Michigan Liquor Control Commission licenses, controls and regulates the sale of alcoholic beverages pursuant to the Michigan Liquor Control Act. The Michigan Gaming Act also requires that casinos sell and distribute alcoholic beverages in conformity with the Michigan Liquor Control Act. The City of Detroit also issues certain approvals in connection with the sale of alcoholic beverages.

     Michigan Gaming Taxation and Fees

          Under the provisions of the Michigan Gaming Act, we must pay a combined state and city wagering tax equal to 19% of adjusted gross receipts (which was recently reduced from 24%, retroactively to February 15, 2009), payable daily, a municipal services fee in an amount equal to the greater of 1.25% of adjusted gross receipts or $4 million annually. For the twelve months ended December 31, 2009, 2008 and 2007, we paid gaming taxes of $75.6 million, $83.1 million, $89.6 million, respectively. For the three months ended March 31, 2010 and 2009, we paid gaming taxes of $22.9 million and $21.5 million, respectively. These gaming taxes are included in Greektown Casino’s operating expenses. In addition to gaming taxes, we are required to make an annual payment for certain costs of the MGCB not to exceed one-third of an annual maximum amount, adjusted annually for inflation, that is currently set at approximately $10.2 million. During the years ended December 31, 2009, 2008 and 2007, we paid fees to the MGCB of $10.2 million, $10 million, and $9.8 million, respectively. For the 12-month period ended November 30, 2010, we have received an annual fee assessment from the MGCB in the amount of $10.2 million. These MGCB fees are included in Greektown Casino’s general and administrative expenses. These gaming taxes and fees are in addition to the taxes, fees and assessments customarily paid by business entities conducting business in Michigan and Detroit.

          If the Michigan Lottery Act is amended to allow casino operations and if casino operations are conducted at racetracks in Michigan, the state wagering tax rate will be reduced to 18%. Any amendment would require voter approval, as mandated by Proposal 1.

          Pursuant to the Michigan Gaming Act, once we had 400 fully operational hotel rooms operating for 30 consecutive days and we were otherwise in compliance with the development agreement, we would be eligible for a reduction in the combined state and city wagering tax rate from 24% to 19% of our adjusted gross receipts (the “Tax Rollback”). MGM Detroit and MotorCity had received the Tax Rollback prior to 2010. On February 15, 2009, we opened our hotel including 400 guest rooms to the public. We contended that we were eligible for the Tax Rollback as of February 15, 2009. The City of Detroit had objected to our eligibility based on its contention that we were not in compliance with the Revised Development Agreement Greektown LLC entered into with the City of Detroit and the Detroit EDC on August 2, 2002 (the “Development Agreement”). Various litigation ensued with the City of Detroit in connection with these disputes. On October 9, 2009, the Debtors filed a motion with the Bankruptcy Court to approve an amended settlement agreement (the “Amended Settlement Agreement”) with the City of Detroit. The Bankruptcy Court approved the Amended Settlement Agreement on February 22, 2010, which provides for a resolution of all disputes with the City of Detroit. The Amended Settlement Agreement was conditioned upon (i) approval of the Amended Settlement Agreement by the Bankruptcy Court, which was obtained on February 22, 2010; and (ii) final approvals of the Amended Settlement Agreement from various offices of the City of Detroit, which were obtained on February 24, 2010.

          The Amended Settlement Agreement provides, among other things, that:

•

the City of Detroit is required to use its best efforts to support the Debtors efforts in obtaining the Tax Rollback effective as of February 15, 2009 before the MGCB (which was subsequently obtained on March 9, 2010);

•

the Debtors are required to pay the City of Detroit a settlement amount in the aggregate of $16.6 million (the “Settlement Payment”), less certain credits described below, subject to the following provisions: (i) the Debtor is required to pay an initial cash payment of $3.5 million (the “Initial Cash Payment”) within two business days after entry of an order by the Bankruptcy Court approving the Amended Settlement Agreement; (ii) a credit is required to be applied immediately to reduce the Settlement Payment in an amount equal $3.5 million (the “Settlement Credit”), representing the difference between (a) the amount of gaming taxes actually paid to the City of Detroit between February 15, 2009 and February 15, 2010 and (b) the amount of gaming taxes that would have been paid through the date of the settlement to the City of Detroit had the Tax Rollback been effective as of February 15, 2009); and (iii) the Debtors are required to pay a final cash amount of $9.6 million (“Final Cash Payment”), which is the remaining amount of the Settlement Payment after the Initial Cash Payment and the application of the Settlement Credit described above. The Settlement Credit has been applied and the Initial Cash Payment was made to the City of Detroit by the Debtors on February 24, 2010;

•

to the extent the board of directors of Greektown LLC does not contain at least one director from Detroit reasonably acceptable to the Mayor and the City Council of the City of Detroit, Greektown LLC is required to appoint an unpaid ombudsman, to be selected by the Mayor and approved by the City Council of the City of Detroit, who is reasonably acceptable to the Debtors who will be entitled to attend board meetings, including board committee meetings, and receive all material information furnished to the board, subject to a confidentiality agreement and certain exceptions;

•	upon the receipt of the Final Cash Payment, the City of Detroit is deemed to have dismissed and waived any and all claims of default under the Development Agreement;

•	the City of Detroit is required to cease its demand for a 1% tax increase due to the delayed completion of the Expanded Complex;

•	the City of Detroit is required to consent to the transfer of the ownership of the Greektown Casino and the Development Agreement to the Reorganized Debtors in accordance with the Plan; and

•	the City of Detroit is required to take actions to dismiss all related litigation.

          On March 9, 2010, the MGCB entered an order certifying that Greektown LLC met the requirements and was entitled to a tax adjustment retroactive to February 15, 2009. The effects of the retroactive adjustment are to reduce the Settlement Payment to $13.1 million after application of the Settlement Credit described above. As a result of the MGCB order, commencing on February 15, 2009, our combined state and city wagering tax rate is 19% of our adjusted gross receipts, reflecting the Tax Rollback.

     City of Detroit Regulation

          The Detroit City Council has enacted several ordinances affecting the Detroit Commercial Casinos. One, entitled “Casino Gaming Authorization and Casino Development Agreement Certification and Compliance,” authorizes casino gaming only by operators who are licensed by the MGCB and are parties to a development agreement that has been approved and certified by the City Council and is currently in effect, or are acting on behalf of parties to a development agreement. The Development Agreement has been so approved and certified and is currently in effect. The ordinance requires each casino operator to submit to the Mayor of Detroit and to the Detroit City Council annual reports regarding the operator’s compliance with its development agreement or, in the event of non-compliance, reasons for non-compliance and an explanation of efforts to comply. The ordinance requires the Mayor of Detroit to monitor each casino operator’s compliance with its development agreement, to take appropriate enforcement action in the event of default and to notify the Detroit City Council of defaults and enforcement action taken; and, if a development agreement is terminated, it requires the Detroit City Council to transmit notice of enforcement action to the MGCB within five business days along with the City of Detroit’s request that the MGCB revoke the relevant operator’s certificate of suitability or casino license. If a development agreement is terminated, the Michigan Gaming Act requires the MGCB to revoke the relevant operator’s casino license upon the request of the City of Detroit.

     City of Detroit Development Agreement

          In March 1998, Greektown LLC entered into the initial development agreement with the City of Detroit and the Detroit EDC. In August 2002, Greektown LLC entered into the Development Agreement, which amended and restated the initial development agreement and authorized the construction and operation of the existing casino.

          From March 1998 through March 31, 2010, the City of Detroit has been paid approximately $128.2 million under the terms of the Development Agreement.

          In addition to gaming taxes, we are also obligated to pay 1% of our adjusted gross receipts to the City of Detroit, to be increased to 2% of our adjusted gross receipts in any calendar year in which adjusted gross receipts exceed $400 million, beginning on the day our adjusted gross receipts exceed $400 million and continuing until the end of that calendar year. In addition, when adjusted gross receipts exceed $400 million, we would be required to pay $4 million to the City of Detroit. We do not anticipate exceeding the $400 million in adjusted gross receipts for the calendar year ending December 31, 2010.

          We also must pay certain legal and consultant expenses incurred by the City of Detroit related to the development of the casino complex.

          The Development Agreement includes a number of additional provisions with which we must comply. The key provisions include those listed below:

•	A radius restriction prohibiting various parties from holding an interest in or taking certain actions regarding any other casino within a 150-mile radius from central Detroit.

•

Various indemnification obligations for certain judgments, fines, liabilities, losses, damages, costs, expenses, claims, obligations and penalties of the City of Detroit, the Detroit EDC and each of their respective officers, agents and employees.

•

Various social commitments regarding, for example, employment of Detroit residents, procurement of financing and goods and services from Detroit-based businesses, Detroit resident businesses and business concerns and/or minority- or women-owned businesses.

•	Transfer of ownership restrictions prohibiting certain direct and indirect owners of Greektown LLC from transferring their equity interests without the consent of the City of Detroit.

     U.S. Department of the Treasury Regulations

          The U.S. Internal Revenue Code and the U.S. Treasury Regulations promulgated thereunder require operators of casinos located in the United States to file information returns for U.S. citizens, including, but not limited to, names, addresses and social security numbers of winners, for bingo, table games and slot machine winnings in excess of prescribed amounts and keno winnings in which the payout equals or exceeds a specified amount more than the amount wagered. The U.S. Internal Revenue Code and the U.S. Treasury Regulations promulgated thereunder also require operators to withhold taxes on some keno, bingo table games and slot machine winnings of nonresident aliens. We are unable to predict the extent to which these requirements, if extended, might impede or otherwise adversely affect operations of, and/or income from, these and/or other games.

          Regulations adopted by the Financial Crimes Enforcement Network of the U.S. Department of the Treasury and the MGCB require the reporting of patron’s currency transactions in excess of $10,000 occurring within a gaming day, including identification of the patron by name and social security number, which regulations were subsequently modified to include a suspicious activity reporting rule. Casinos are required to report suspicious monetary transactions when the casino knows, suspects or has reason to suspect that the transaction involves funds derived from illegal activity or is otherwise intended to facilitate illegal activity.

     U.S.A. Patriot Act

          The U.S.A. Patriot Act permits financial institutions, upon providing notice to the U.S. Department of the Treasury, to share information with one another to identify and report to the federal government any activities that may involve money laundering or terrorist activity.

     Other Laws and Regulations

          Our operations are also subject to extensive state and local regulations in addition to the regulations described above, and, on a periodic basis, we must obtain various other licenses and permits, including those required to sell alcoholic beverages.

Available Information

          Our website address is www.greektowncasino.com. Through this website, our filings with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports, will be accessible (free of charge) as soon as reasonably practicable after materials are electronically filed with or furnished to the SEC. The information provided on our website is not part of this registration statement.

          You also may read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

ITEM 1A. RISK FACTORS

Risks Related to Our Business

          We face significant competition in the market in which we operate and other markets, which could impair our revenues, increase our expenses and hinder our ability to generate sufficient cash flows.

          We face significant competition principally from two other casinos in Detroit, MGM Detroit and MotorCity, as well as Caesars Windsor, which is located directly across the Detroit River from Detroit. MGM Detroit, MotorCity and Caesars Windsor may each have greater name recognition and financial, marketing and other resources than we do, and all three casinos completed major renovations/expansion projects in the past few years that have the potential to greatly increase their respective market share of the Metro Detroit Gaming Market. MGM Detroit and MotorCity accounted for 40.9% and 33.3% of the total adjusted gross gaming revenues of the Detroit Commercial Casinos for the year ended December 31, 2009, respectively. Competition may increase among the Detroit Commercial Casinos because the Metro Detroit Gaming Market experienced its first overall gross gaming revenue decline in 2009 of 1.5% compared to 2008.

          In addition, we compete with other gaming facilities throughout Michigan and surrounding states as well as nationwide, including casinos located on Native American reservations and other land-based casinos. Twenty Native American-owned casinos are currently operating in western, central and northern Michigan, the closest of which is 113 miles from Greektown. Furthermore, two tribes have entered into land settlement agreements with the State of Michigan, and both tribes are currently seeking U.S. Congressional approval of the agreements to take the land into trust for new land-based casinos. One tribe is seeking to locate a casino in Michigan in one of Monroe County, Flint or Romulus, while the other tribe is seeking to locate a casino in Port Huron, and both proposed casinos would be within 20-75 miles of Greektown Casino. No U.S. Congressional approval has yet been obtained. Also, another tribe has been federally recognized and is seeking to enter into a compact with the State of Michigan for a casino in western Michigan, and an additional tribe has indicated that it intends to apply to the Bureau of Indian Affairs for trust status for a site in Romulus. Michigan also features five racetracks which offer horse betting but are not authorized to offer slot machines or table gaming, and there is an additional racetrack in Windsor, Ontario, Canada, which has over 750 slot machines.

          We also compete, to some extent, with other forms of gaming on both a local and national level, including state-sponsored lotteries, Internet gaming, on- and off-track wagering and card parlors. The expansion of legalized gaming to new jurisdictions throughout the United States also has increased competition faced by us and will continue to do so in the future. Additionally, if gaming facilities in our markets were purchased by entities with more recognized brand names and capital, or if gaming were legalized in jurisdictions near our property where gaming currently is not permitted, as, for example, happened in Ohio in 2009, we would face additional competition.

          We have incurred losses in the years ended December 31, 2009 and 2008 and during the three month periods ended March 31, 2010 and 2009 and may continue to incur losses in the future.

          We recorded net losses of $65.9 million, $152.9 million, $10.9 million and $10.2 million for the years ended December 31, 2009 and 2008 and for the three month periods ended March 31, 2010 and 2009, respectively. We may continue to incur losses in the year ending December 31, 2010 and/or any of our future periods. Our future profitability depends on our ability to generate enough revenues to pay regulatory fees and gaming taxes and other mostly variable expenses, such as payroll and marketing, as well as mostly fixed expenses such as our property taxes and interest expense. For more information, see Item 2 – “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

          Certain contingent claims against the Debtors in bankruptcy remain outstanding and additional claims may be filed and are subject to adjustment before we are able to satisfy such claims.

          A number of contingent claims were filed against the Debtors in their bankruptcy proceedings. In addition, the deadline to file administrative claims, professional claims and substantial contribution claims has not yet occurred. We plan to satisfy allowed claims now that we have emerged from bankruptcy pursuant to the Plan. However, some of these claims may be filed and/or allowed in amounts greater than anticipated, which would reduce the amount of capital that we will have after emergence to operate and conduct our business. Such claims may have a material adverse effect on our financial condition.

          Given that our operations are dependent upon one property for all of our cash flows, we are subject to greater risks, many of which are beyond our control, than a gaming company with more operating properties.

          We do not currently have operations other than Greektown Casino, and therefore, we are entirely dependent upon Greektown Casino, and dependent upon the patronage of persons living in and visiting the Detroit metropolitan area, for our revenues and cash flows. Because we are entirely dependent on a single gaming site, we are subject to greater risks than a geographically diversified gaming operation, including, but not limited to:

•

risks related to the economic conditions in southeastern Michigan or nearby regions, including a loss of residents, layoffs, increased fuel and transportation costs or a decrease in discretionary income or spending;

•	a decline in the size of the local gaming market;

•	an increase in gaming competition in the surrounding area;

•	changes in local and state governmental laws and regulations;

•	damage or interruption of gaming activities by fire, flood, power loss, technology failure, break-ins, terrorist attacks, war or similar events;

•	the relative popularity of local and regional entertainment alternatives to casino gaming that compete for the leisure dollar;

•	adverse weather conditions, which could deter customer visits; and

•	inaccessibility to the property due to road construction or closures of primary access routes.

          The occurrence of any one of the events described above could cause a material disruption in our business.

          Reductions in discretionary consumer spending as a result of downturns in the general economy and particular difficulties in the automobile industry had, and could continue to have, a material adverse effect on our business.

          Our business has been and may continue to be adversely affected by the economic downturn currently being experienced in the United States, and more particularly in the Detroit metropolitan area, as we are highly dependent on discretionary spending by our patrons. Changes in discretionary consumer spending or consumer preferences brought about by factors such as increased unemployment, perceived or actual deterioration in general economic conditions, the current housing market crisis, the current credit crisis, bank failures and the potential for additional bank failures, perceived or actual decline in disposable consumer income and wealth, the recent global economic recession and changes in consumer confidence in the economy may continue to reduce customer demand for the leisure activities we offer and may adversely affect our revenues and operating cash flow. More specifically, the economic downturn has impacted the automobile industry in the United States as much as, if not more than, other similarly situated sectors of the U.S. economy. As many of the manufacturers of automobiles and automobile parts and components are based in Detroit or the Detroit metropolitan area, our geographic location makes us uniquely susceptible to continuing volatility in the American automobile industry. We are not able to predict the length or severity of the current economic condition.

          Our debt agreements contain restrictions that will limit our flexibility in operating our business.

          Our New Senior Secured Notes and the Revolving Loan contain a number of covenants that impose significant operating and financial restrictions on us, including restrictions on our and our subsidiaries ability to, among other things:

•	incur additional debt or issue certain preferred shares;

•	pay dividends on or make distributions in respect of our capital stock or make other restricted payments;

•	make certain investments;

•	sell certain assets;

•	create liens on certain assets;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of our assets; and

•	enter into certain transactions with our affiliates.

          As a result of these covenants, we are limited in the manner in which we can conduct our business, and we may be unable to engage in favorable business activities or finance future operations or capital needs. The restrictions caused by such covenants could also place us at a competitive disadvantage to less leveraged competitors.

          A failure to comply with the covenants contained in the New Senior Secured Notes and the Revolving Loan or other indebtedness that we may incur in the future could result in an event of default, which, if not cured or waived, could have a material adverse affect on our business, financial condition and results of operations. In the event of any default under the New Senior Secured Notes, the Revolving Loan or other indebtedness, the lenders thereunder:

•	will not be required to lend any additional amounts to us, in the case of a default under the Revolving Loan;

•	could elect to declare all borrowings outstanding, together with accrued and unpaid interest and fees, to be due and payable and terminate all commitments to extend further credit; or

•	could require us to apply all of our available cash to repay these borrowings.

          If we are unable to repay those amounts, the holders of the New Senior Secured Notes and the lender under the Revolving Loan could proceed against the collateral granted to them to secure that indebtedness, which includes all of our assets and the assets of all of our direct and indirect subsidiaries, other than, among other things, our gaming license, and a pledge of the membership interests and/or capital stock of Greektown Holdings and all of its direct and indirect subsidiaries.

          If the indebtedness under the New Senior Secured Notes, the Revolving Loan or our other indebtedness were to be accelerated, there can be no assurance that our assets would be sufficient to repay such indebtedness in full.

          We have significant working capital needs, and if we are unable to satisfy those needs from cash generated from our operations or indebtedness, we may not be able to meet our obligations.

          We require significant amounts of working capital to operate our business. In addition to our Revolving Loan facility, we rely on the operation of our facilities as a source of cash. If we experience a significant and sustained drop in operating profits, or if there are unanticipated reductions in cash inflows or increases in cash outlays, we may be subject to cash shortfalls. If such a shortfall were to occur for even a brief period of time, it may have a significant adverse effect on our business. We cannot assure you that our business will generate sufficient cash flow from operations, or that we will be able to draw under our Revolving Loan or otherwise, in an amount sufficient to fund our liquidity needs.

          We may not be able to generate sufficient cash to service all of our indebtedness, and may be forced to take other actions to satisfy our obligations under our indebtedness that may not be successful.

          Our ability to satisfy our debt obligations will depend upon, among other things:

•

our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, many of which are beyond our control; and

•	our ability to borrow under the Revolving Loan, the availability of which depends on, among other things, our complying with the covenants in the New Senior Secured Notes and the Revolving Loan.

          If our cash flows and capital resources are insufficient to service our indebtedness, we may be forced to reduce or delay capital expenditures, sell assets, seek additional capital or restructure or refinance our indebtedness, including the New Senior Secured Notes. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt would require, in the case of the New Senior Secured Notes, payment of a prepayment premium and could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. In addition, the terms of existing or future debt agreements may restrict us from adopting some of these alternatives. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. We may not be able to consummate those dispositions for fair market value or at all. Furthermore, any proceeds that we could realize from any such dispositions may not be adequate to meet our debt service obligations when due. The holders of the New Senior Secured Notes and the lenders under the Revolving Loan have no continuing obligation to provide us with additional debt or equity financing.

          The Plan may cause us to be subject to significant federal, state, local and other taxes and the taxes actually payable may exceed the amount of applicable reserves.

          The income taxation of Greektown under federal law and laws of the state of Michigan in connection with the Plan will depend upon, among other things, the precise structure and implementation of the Plan. We may have significant tax liabilities by reason of the restructuring transactions, and also by reason of our holding structure. Greektown Holdings is subject to the Michigan Business Tax, and, it is possible that significant amounts of state taxes may be owed by Greektown with respect to the Plan. Any such tax liabilities could have material adverse financial consequences to Greektown, as well as holders of Common and Preferred Stock. Holders of Common and Preferred Stock should consider the potential state tax consequences of the Plan.

          In addition, significant judgment is required to determine our provision for our reserves for state taxes. There may be matters for which the ultimate tax outcome is uncertain. Although we believe our approach to determining the tax treatment in connection with the Plan is appropriate, no assurance can be given that the final tax authority review will not be materially different than that reflected in our tax reserves. Such differences could have a material adverse effect on our tax reserves in the period in which such determination is made and, if taxes in excess of such reserves are ultimately payable, on our results of operations for such period.

          Our operations are highly taxed and may be subject to higher taxes in the future, which could adversely impact our profitability.

          In virtually all gaming jurisdictions, state and local governments raise considerable revenues from taxes based on casino revenues and operations. We believe that the prospect of significant additional tax revenue is one of the primary reasons why Michigan and other jurisdictions have legalized gaming. We also pay property taxes, payroll taxes, franchise taxes and income taxes.

          Our profitability depends on generating enough revenues to pay regulatory fees and gaming taxes and other mostly variable expenses, such as payroll and marketing, as well as mostly fixed expenses such as our property taxes and interest expense. From time to time, state and local governments have increased gaming taxes, and gaming tax increases can significantly impact the profitability of gaming operations. For example, the Michigan legislature increased the aggregate state and city wagering taxes from 18% to 24% of gross gaming revenues effective September 1, 2004. Future changes in the Michigan gaming tax rates that will have a negative impact on our profitability may occur.

          The federal government has also previously considered a federal tax on casino revenues and may again consider a federal tax on casino revenues in the future. Any material increase in or the adoption of additional taxes or fees could have a material adverse effect on our future financial results.

          Energy and fuel price increases may adversely affect our revenues and our profitability.

          Our casino uses significant amounts of electricity and natural gas. Substantial increases in the cost of electricity will negatively affect our results of operations. In addition, energy and fuel price increases in cities that constitute a significant source of customers for our properties could result in a decline in disposable income of potential customers and a corresponding decrease in visitation to our properties, which would negatively impact our revenues. The extent of the impact is subject to the magnitude and duration of the energy and fuel price increases, but this impact could be material to our results of operations.

          Extensive government regulation materially impacts our operations, and any new gaming laws or regulations may adversely impact our operations.

          The ownership, management and operation of gaming facilities is subject to extensive laws, regulations and ordinances that are administered by various federal, state and local governmental entities and agencies. The MGCB has broad authority and discretion to require us and our officers, directors, managers, members, employees, vendors and holders of certain of our debt to obtain and maintain various licenses, registrations, permits, findings of suitability and other approvals. To enforce applicable gaming regulations, gaming authorities may, among other things, limit, suspend or revoke the licenses, registrations, permits, findings of suitability and any other approvals of any gaming entity, vendor or individual, and may levy fines or cause a forfeiture of assets against us or individuals for violations of gaming laws or regulations. Any of these actions would have a material adverse effect on us.

          Government regulations require us to, among other things:

•	pay gaming fees, assessments and taxes to the State of Michigan and the City of Detroit;

•	periodically renew our gaming license in Michigan, which may be suspended or revoked if we do not meet detailed regulatory requirements;

•	receive and maintain federal and state environmental approvals; and

•	receive and maintain state and local licenses and permits to sell alcoholic beverages in our facilities.

          We are subject to the Michigan Gaming Act and the Michigan Rules, and to local regulation by the City of Detroit, including a Development Agreement with the City of Detroit. Under the Michigan Rules, we may not make a public offering of our securities or enter into a debt transaction affecting the capitalization or financial viability of our gaming operations without the prior approval of the MGCB and compliance with our Development Agreement.

          Our directors, officers and most employees, and many of our vendors and their employees performing services for us, must also be approved by the MGCB. If the MGCB were to find a director, officer, employee or vendor unsuitable, we would be required to sever our relationship with that person. Although we have no reason to believe that it will happen, our existing gaming licenses, liquor licenses, registrations, findings of suitability, permits and approvals may be revoked, suspended or limited or not renewed when they expire. Any failure to renew or maintain our licenses or receive new licenses when necessary would harm our business and revenues. The compliance costs associated with these laws, regulations and licenses are significant.

          The casino entertainment industry is generally subject to political, legislative and regulatory uncertainty. If additional gaming laws and regulations are adopted, or if current gaming laws or regulations are modified in Michigan, any newly imposed restrictions or costs could have a significant adverse effect on us. From time to time, various proposals are introduced in the Michigan legislature that, if enacted, could adversely affect the regulatory, operational or other aspects of the gaming industry and our company. Legislation of this type may be enacted in the future that may impact our operations.

          A smoking ban in casinos located in the state of Michigan or the city of Detroit could have a negative impact on our business and operations.

          From time to time, individual jurisdictions have considered legislation or referendums, such as bans on smoking in casinos and other entertainment and dining facilities. Such bans have been implemented in jurisdictions in which gaming facilities are located and such bans have had a negative impact on business and operations. Although the smoking ban adopted by the state of Michigan on December 10, 2009, which became effective May 1, 2010, exempts the gaming area (the smoking ban applies to our bars and restaurants) of the Detroit Commercial Casinos, if a more expansive ban were implemented in the state of Michigan or the city of Detroit, such a ban could adversely impact our business and operations.

          We have not evaluated our internal controls over financial reporting for purposes of compliance with Section 404 of the Sarbanes-Oxley Act. Our accounting and other management systems and resources may not be adequately prepared to meet the financial reporting and other requirements to which they are subject. If we are unable to achieve and maintain effective internal controls, our business, financial position and results of operations could be adversely affected.

          We have not previously been required to comply with the requirements of the Sarbanes-Oxley Act, including the internal control evaluation and certification requirements of Section 404 of that statute, and we will not be required to comply with all of those requirements until after we have been subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, for a specified period of time. Accordingly, we have not determined whether or not our existing internal controls over financial reporting systems comply with Section 404. The internal control evaluation required by Section 404 will divert internal resources and will take a significant amount of time, effort and expense to complete. If it is determined that we are not in compliance with Section 404, we will be required to implement remedial procedures and re-evaluate our internal control over financial reporting. We may experience higher than anticipated operating expenses as well as higher independent auditor and consulting fees during the implementation of these changes and thereafter. Further, we may need to hire additional qualified personnel in order for us to comply with Section 404. If we are unable to implement any necessary changes effectively or efficiently, our operations, financial reporting or financial results could be adversely affected and we could obtain an adverse report on internal controls from our independent registered public accountants.

          Our future financial condition and results of operations will be affected by the adoption of fresh start accounting.

          As a result of the bankruptcy reorganization, we have adopted “fresh start accounting” as prescribed in accordance with the Reorganizations topic of the Financial Accounting Standards Board (the “FASB”) Accounting Standards Codification. Accordingly, our assets and liabilities will be adjusted to fair value, and certain assets and liabilities not previously recognized in our financial statements will be recognized under fresh start accounting. Because we have only recently completed our reorganization and adopted fresh start accounting, our reported assets and liabilities at December 31, 2009 and March 31, 2010 do not yet give effect to the adjustments that will result from the adoption of fresh start accounting and, as a result, will change materially. Accordingly, our financial condition and results of operations from and after the Effective Date will not be comparable to the financial condition and results of operations reflected in our historical consolidated financial statements.

          We will be subject to all operating risks common to the hotel business, which may adversely affect our hotel occupancy and rental rates.

          The hotel built in connection with the Expanded Complex is the first hotel at Greektown Casino. The hotel business is highly competitive and generally will be subject to greater volatility than our gaming business. Operating risks common to the hotel business could adversely affect hotel occupancy and the rates that can be charged for hotel rooms, as well as increase our operating expenses, and generally include:

•	competition from existing hotels in our market and new hotels entering our market;

•	reduced business and leisure travel due to energy costs and other travel expenses, or geo-political uncertainty, including terrorism;

•	adverse effects of a decline in general and in local economic activity;

•	adverse weather;

•	the quality and performance of the managers and other staff of our hotel; and

•	risks generally associated with the ownership of hotels and real estate.

          MGM Detroit, MotorCity and Caesars Windsor all have hotels connected to their gaming facilities and other new hotel projects in our vicinity have recently opened. This competition may adversely affect our occupancy and rental rates.

          We face the risk of fraud or cheating commonly faced by the gaming business, which could adversely affect our revenues and profitability.

          Players in our casino may commit fraud or cheat in order to increase their winnings. Acts of fraud or cheating could involve the use of counterfeit chips or other tactics, possibly in collusion with our employees. Internal acts of cheating could also be conducted by employees through collusion with dealers, surveillance staff, floor managers or other casino or gaming area staff. Failure to discover such acts or schemes in a timely manner would negatively impact our gaming revenues. In addition, negative publicity related to such schemes could have an adverse effect on our reputation, thereby materially and adversely affecting our business, financial condition and results of operations.

          We may be unable to retain management personnel or hire additional qualified personnel, which would impair our ability to execute our business strategy.

          The Debtors’ Chief Executive Officer and General Manager for most of the duration of the chapter 11 cases were provided to them pursuant to a consulting agreement with the Fine Point Group (“Fine Point”), dated as of December 31, 2008 and subsequently amended on January 8, 2009 (the “Fine Point Consulting Agreement”). The Fine Point Consulting Agreement expired on December 31, 2009. Since such date, our business has been managed solely by our internal management team, led by Cliff Vallier. On February 12, 2010, the Debtors entered into a Consulting Agreement (the “WG Consulting Agreement”) with WG-Michigan LLC, an affiliate of Warner Gaming LLC (“WG-Michigan”), pursuant to which WG-Michigan provided a general manager to Greektown Holdings. Pursuant to the Plan, subject to approval of WG-Michigan by the MGCB, Greektown Superholdings was to enter into a management agreement with WG-Michigan, pursuant to which WG-Michigan would have provided Greektown Superholdings with a general manager and Vice President and provide other management services to Greektown Superholdings. However, on June 7, 2010, WG-Michigan withdrew its application to the MGCB for approval to provide management services to Greektown Superholdings and the WG Consulting Agreement was terminated. For an undetermined amount of time, our business will continue to be managed solely by our internal management team, led by Clifford J. Vallier. We expect to enter into a management agreement with a substitute manager or to supplement our existing management team. Any such substitute manager or supplement to the existing management team would be subject to the approval of the MGCB, the City of Detroit (as applicable) and any additional applicable regulatory approvals. We are required, within six months of the Effective Date, to propose a substitute manager to the City of Detroit for approval by Detroit’s mayor and city council (which approval shall not be unreasonably withheld by the mayor or the city counsel); provided, that such time may be extended by the mayor of Detroit, in his discretion, for up to two one-month periods upon written request. While we will make reasonable efforts to retain our key management personnel and executive officers and search for a substitute manager or supplement to our existing management team, all of which we view as valuable to the operations of our casino, we may not be successful in our efforts. We cannot assure you that we will be able to obtain the necessary approval from the MGCB, any applicable approval from the City of Detroit, or any additional required regulatory approvals or that obtaining such approvals will not result in an adverse expense or delay. We do not maintain any key person life insurance policies on any of our executive officers. Though we will attempt to hire and/or contract with additional qualified personnel or fill vacated positions as determined to be necessary to our operations, there can be no estimate as to the time frame it will take to complete these actions. Any delays could have a materially negative impact on our operations and financial results.

          Our business and result of operations could be adversely affected by weather-related factors and seasonality.

          Our results of operations may be adversely affected by weather-related and seasonal factors. Our gaming operations are affected by the weather. We have experienced downturns in customer volume during the summer months and increases in volume during winter months, although we do experience lower volume during severe winter storms. Adverse weather conditions in the Detroit metropolitan area may discourage potential customers from visiting us. We believe we have also experienced downturns in customer volume as a consequence of nearby road repairs and construction, which generally occur in the spring, summer and fall, as well as various sporting or entertainment events in downtown Detroit.

          We are subject to non-gaming regulation, and any instances of non-compliance with these laws and regulations could have a material adverse effect on our business, financial condition and results of operations.

          We are subject to certain federal, state and local environmental laws, regulations and ordinances that apply to non-gaming businesses generally, including the Clean Air Act, the Clean Water Act, the Resource Conservation Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act and the Oil Pollution Act of 1990. Under various federal, state and local laws and regulations, an owner or operator of real property may be held liable for the costs of removal or remediation of certain hazardous or toxic substances or wastes located on its property, regardless of whether or not the present owner or operator knows of, or is responsible for, the presence of hazardous or toxic substances or wastes. In addition, if we discover any significant environmental contamination affecting any of our properties, we could face material remediation costs or additional development costs for future expansion activities. The existence or discovery of an environmental hazard on any of our properties could have a significant adverse effect on our business, results of operations, financial condition and cash flows.

          Regulations adopted by the Financial Crimes Enforcement Network of the U.S. Treasury Department require us to report currency transactions in excess of $10,000 occurring within a gaming day, including identification of the patron by name and social security number. U.S. Treasury Department regulations also require us to report certain suspicious activity, including any transaction that exceeds $5,000 if we know, suspect or have reason to believe that the transaction involves funds from illegal activity or is designed to evade federal regulations or reporting requirements. Substantial penalties can be imposed against us if we fail to comply with these regulations.

          We are also subject to a variety of other federal, state and local laws and regulations, including those relating to zoning, construction, land use, employment, advertising and the sale of alcoholic beverages. If we are not in compliance with these laws and regulations, it could have a material adverse effect on our business, financial condition and results of operations.

          The imposition of a substantial penalty or the loss of service of a gaming facility for a significant period of time could have a material adverse effect on our business.

          We are or may become involved in legal or regulatory proceedings that, if adversely adjudicated or settled, could impact our financial condition.

          From time to time, we are defendants in various lawsuits and gaming regulatory proceedings relating to matters incidental to our business. For example, in June 2006 and December, 2007, Greektown LLC entered into the AOVs and paid a total fine of $400,000. Contingent fines for similar future violations could be higher. The nature of our business also subjects us to the risk of lawsuits filed by customers, past and present employees, competitors, business partners, Native American tribes and others in the ordinary course of business. As with all litigation, no assurance can be provided as to the outcome of these matters and in general, litigation can be expensive and time consuming. We may not be successful in the defense or prosecution of these lawsuits, which could result in settlements or damages that could significantly impact our business, financial condition and results of operations.

          Our revenues may be negatively impacted by volatility in our hold percentage. Our revenues may be further adversely affected by high-end players’ winnings.

          Casino revenue is recorded as the difference between gaming wins and losses or net win from gaming activities. Net win is impacted by variations in the hold percentage (the ratio of net win to total amount wagered), or actual outcome, on our slot machines and table games and all other games we provide to our customers. We use the hold percentage as an indicator of a game’s performance against its expected outcome. Although each game generally performs within a defined statistical range of outcomes, actual outcomes may vary for any given period. The hold percentage and actual outcome on our games can be impacted by errors made by our employees, the number of games played, faults within the computer programs that operate our slot machines and the random nature of slot machine payouts. If our games perform below their expected range of outcomes, our cash flow may suffer. In addition, although not the major focus of our marketing efforts, we have selectively targeted high-end players. Should one or more of these high-end players win large sums in our casino, or should a material amount of credit extended to players not be repaid, our revenues could be adversely affected.

          Our insurance coverage may not be adequate to cover all possible losses we could suffer, and, in the future, our insurance costs may increase significantly or we may not be able to obtain the same level of insurance coverage.

          We may suffer damage to our property caused by a casualty loss (such as fire, natural disasters, acts of war or terrorism), that could severely disrupt our business or subject us to claims by third parties who are injured or harmed. Although we maintain insurance customary in our industry (including property, casualty, terrorism and business interruption insurance), that insurance may not be adequate or available to cover all the risks to which our business and assets may be subject. The lack of sufficient insurance for these types of acts could expose us to heavy losses if any damages occur, directly or indirectly, that could have a significant adverse impact on our operations.

          We renew our insurance policies on an annual basis. If the cost of coverage becomes too high, we may need to reduce our policy limits or agree to certain exclusions from our coverage in order to reduce the premiums to an acceptable amount. Among other factors, homeland security concerns, other catastrophic events or any change in the current U.S. statutory requirement that insurance carriers offer coverage for certain acts of terrorism could materially adversely affect available insurance coverage and result in increased premiums on available coverage (which may cause us to elect to reduce our policy limits) and additional exclusions from coverage. Among other potential future adverse changes, in the future we may elect to not, or may not be able to, obtain any coverage for losses due to acts of terrorism.

          Some of our material agreements require us to maintain a certain minimum level of insurance. Failure to satisfy these requirements could result in an event of default under these agreements, which, depending on the nature of the agreement, could cause cross-defaults to other agreements, any of which could materially and adversely affect our business and results of operations.

Risks Related to Ownership of Our Common Stock and Preferred Stock

          There is no active trading market for shares of our Common Stock and Preferred Stock, which may make it more difficult for you to sell our Common Stock and Preferred Stock.

          There is no active or liquid trading market for the shares of our Common Stock and Preferred Stock and a market may not develop, as we do not intend to apply for the Common Stock and Preferred Stock to be listed on any securities exchange or to arrange for quotation on any automated dealer quotation system. If no active or liquid trading market develops, you may not be able to sell the Common Stock and Preferred Stock at their fair market value or at all.

          The price certain investors are willing to pay for our equity securities and the trading market for such securities may be diminished because of Michigan’s gaming regulation laws.

          The Michigan Gaming Act subjects the owners of casino gaming facilities to extensive state licensing and regulatory requirements. The MGCB is granted extensive authority to conduct background investigations and determine the suitability and eligibility of persons or entities holding a one percent or greater direct or indirect interest in an applicant for a casino license or a company affiliated with the applicant, and anyone else the MGCB deems to be a “qualifier.” In addition, for equity interests, the Gaming Act and rules establish a 5% ownership threshold for most individuals and entities and a 15% ownership threshold for Institutional Investors (as defined in the Michigan Gaming Act) that have received waivers of the Michigan Gaming Act’s eligibility and suitability requirements. Our Certificate of Incorporation (as amended by the Certificate of Amendment to the Certificate of Incorporation) provides that the board of directors will not have the right to cause Greektown Superholdings to issue or sell to any person (including holders of shares of capital stock and affiliates of holders of shares of capital stock) more than 5% of any Common Stock, Preferred

Stock or other voting securities, voting interests or equity interests of Greektown Superholdings except in accordance with the provisions of the Michigan Gaming Act and the rules promulgated thereunder. Also, any transfers of more than 5% of such equity securities in violation of the Michigan Gaming Act and the rules promulgated thereunder shall be void. As a result of these regulations, you may not be able to obtain the maximum value for your interest in our equity securities.

          We have the ability to issue additional equity securities, which would lead to dilution of our existing equity interests.

          Our Board has the authority to issue or sell additional equity securities or other equity securities convertible into or exchangeable for equity securities. The issuance of any additional equity securities or securities convertible into equity securities would result in the dilution of the then-existing equity interests in us.

ITEM 2. FINANCIAL INFORMATION

Selected Financial Data

          Greektown Superholdings was formed to hold, directly and indirectly through Greektown Sub, all the outstanding membership interests of Greektown Holdings as of the Effective Date. Greektown Superholdings owns 50% of the issued and outstanding membership interests of Greektown Holdings and 100% of the issued and outstanding stock of Greektown Sub. Accordingly, the selected historical consolidated financial data set forth below as of and for the years ended December 31, 2009, 2008 and 2007 have been derived from the audited consolidated financial statements of Greektown Holdings and its subsidiaries, which are included elsewhere in this registration statement. The selected historical financial data for the three months ended March 31, 2010 and 2009 and as of March 31, 2010 has been derived from the unaudited consolidated financial statements of Greektown Holdings and its subsidiaries, which are included elsewhere in this registration statement. The selected historical consolidated financial data as of and for the years ended December 31, 2006 and 2005 has been derived from the unaudited consolidated financial statements of Greektown LLC and its subsidiaries, which are not included in this registration statement. The data set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Consolidated Financial Statements and Unaudited Pro Forma Condensed Consolidated Financial Statements and accompanying notes presented in Item 13 of this registration statement. The Consolidated Financial Statements and Unaudited Pro Forma Condensed Consolidated Financial Statements have been prepared in accordance with the Reorganizations topic of the FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles (the “ASC”) and on a going-concern basis that contemplates continuity of operations and realization of assets and liquidation of liabilities in the ordinary course of business.

          As a result of the bankruptcy reorganization, we have as of the Effective Date adopted “fresh start accounting” as prescribed in accordance with the Reorganizations topic of the ASC. Accordingly, our assets and liabilities will be adjusted to fair value, and certain assets and liabilities not previously recognized in our financial statements will be recognized under fresh start accounting. Because we have only recently completed our reorganization and adopted fresh start accounting, our reported assets and liabilities at March 31, 2010 do not yet give effect to the adjustments that will result from the adoption of fresh start accounting and, as a result, will change materially. Accordingly, our financial condition and results of operations from and after the Effective Date will not be comparable to the financial condition and results of operations reflected in our historical consolidated financial statements.

	Year Ended December 31,					Three Months Ended March 31,

	2009	2008	2007	2006	2005	2010	2009

	(In thousands)
Statement of Operations Data:
Revenues:
Casino	$332,878	$297,329	$321,779	$330,056	$319,720	$88,168	$78,572
Food and beverage	22,524	11,862	13,959	16,235	14,515	6,229	4,919
Hotel	7,880	—	—	—	—	2,192	751
Other	4,958	4,608	4,891	4,975	3,904	1,233	1,152

Total revenues	368,240	313,799	340,629	351,266	338,139	97,822	85,394
Less promotional allowances	36,635	27,070	25,982	22,053	22,009	11,742	6,826

Net revenues	331,605	286,729	314,647	329,213	316,130	86,080	78,568
Direct operating expenses	192,710	306,612	192,779	194,127	192,124	50,209	47,270
Indirect operating expenses	86,489	65,836	72,433	68,448	71,030	17,809	17,337
Consulting company success fees	6,240	—	—	—	—	—	1,572

Total operating expenses	285,439	372,448	265,212	262,574	263,154	68,018	66,179

Income (loss) from operations	46,166	(85,719)	49,435	66,638	52,976	18,062	12,389
Reorganization expenses	(28,711)	(11,667)	—	—	—	(8,106)	(5,790)
Other expense	(82,587)	(51,294)	(47,445)	(43,084)	(32,843)	(20,152)	(17,007)

(Loss) income before provision for state income taxes	(65,132)	(148,680)	1,990	23,555	20,133	(10,196)	(10,408)
Provision for state income taxes	(812)	(4,228)	—	—	—	(723)	201

Net (loss) income	$(65,944)	$(152,908)	$1,990	$23,555	$20,133	$(10,919)	$(10,207)

	As of December 31,					As of March 31,

	2009	2008	2007	2006	2005	2010

	(In thousands)
Balance Sheet Data:
Cash and cash equivalents	$25,962	$24,032	$19,251	$25,702	$38,607	$20,063
Other current assets	39,921	26,708	24,673	24,452	17,905	44,943
Property, building and equipment, net	472,271	448,585	286,890	189,642	117,937	470,024
Other assets	9,742	14,135	149,947	147,528	149,803	13,229

Total assets	$547,626	$513,460	$480,761	$387,323	$324,252	$548,259

Current liabilities not subject to compromise
	$582,971	$502,408	$502,646	$41,217	$28,813	$589,589
Long-term liabilities not subject to compromise	3,156	3,461	62,283	467,265	433,902	3,119
Liabilities subject to compromise	252,420	232,568	—	—	—	257,391
Total members’ deficit	(290,921)	(224,977)	(84,168)	(121,158)	(138,463)	(301,840)

Total liabilities and members’ deficit	$547,626	$513,460	$480,761	$387,323	$324,252	$548,259

Management’s Discussion and Analysis of Financial Condition and Results of Operations

          The following discussion should be read in conjunction with, and is qualified in its entirety by, the Consolidated Financial Statements, the Unaudited Pro Forma Condensed Consolidated Financial Statements and the accompanying notes presented in Item 13 of this registration statement. Except for historical information, the discussion in this section contains forward-looking statements that involve risks and uncertainties. Future results could differ materially from those discussed below for many reasons, including the risks described in “Disclosure Regarding Forward-Looking Statements,” Item 1A—“Risk Factors” and elsewhere in this registration statement.

Overview

          Greektown Superholdings was incorporated under the laws of the State of Delaware on March 17, 2010. Greektown Superholdings was formed to hold, directly and indirectly through Greektown Sub, all outstanding membership interests of Greektown LLC, as of the effective date of its emergence from bankruptcy protection. Through Greektown LLC, we own and operate Greektown Casino. Greektown Casino opened in November 2000 in downtown Detroit. In February 2009, Greektown Casino completed its Expanded Complex at a cost of approximately $336.3 million. Greektown Casino is one of only three commercial casinos licensed to operate in Michigan and our Expanded Complex offers a full range of gaming, dining and entertainment alternatives, including:

•

an approximately 100,000 square-foot casino with 2,600 slot machines and 69 table games, including an approximately 12,500 square-foot salon dedicated to high-limit gaming and the largest live poker room in the Metro Detroit Gaming Market;

•	approximately 2,950 attached and 1,750 unattached parking spaces, including over 600 parking spaces for valet parking services;

•	10,000 square feet of convention space;

•	a 400-room hotel;

•	four restaurants, including a 175-seat “International Buffet”;

•	several food outlets on the gaming floor; and

•	nine bars and two entertainment facilities.

          Access to Greektown Casino is facilitated by a nearby off-ramp from Interstate 375 and six interstate highways passing through downtown Detroit. We estimate that we attract approximately 17,000 patrons per day on average, and we believe a significant number of these patrons make regular visits to our property. Our players club, known as “Club Greektown,” is a membership/loyalty program that attracts customers by offering incentives to frequent casino visitors.

          We had approximately 1.2 million people in our database for Club Greektown as of March 31, 2010, approximately 157,000 of whom had visited Greektown Casino during the preceding 90 days. We believe the Metro Detroit Gaming Market is primarily a “drive-to” gaming market, with over 95% of our patrons residing within 100 miles of Greektown Casino.

          We generate cash flow from our casino operations, inclusive of our slot machine and table game businesses, as well as from our food and beverage operations and hotel operations. For the year ended December 31, 2009 and for the three months ended March 31, 2010, revenues from our slot machine-based business accounted for 87.3% of revenues from our casino operations, and revenues from our casino operations accounted for 90.4% of our total revenues. For the three months ended March 31, 2010, revenues from our slot machine-based business accounted for 88.7% of revenues from our casino operations, and revenues from our casino operations accounted for 90.1% of our total revenues. For additional financial information relating to our business, please see Item 13—“Financial Statements and Supplementary Data.”

Factors Leading to the Bankruptcy Filing

          The following were the primary factors that led to the bankruptcy filing of Greektown Holdings and its subsidiaries on the Petition Date:

Greektown Holdings’ uncertainty with respect to its ability to comply with certain covenants under its pre-petition credit agreement after June 30, 2008

          As of December 31, 2007, Greektown Holdings was not in compliance with certain covenants under its Pre-petition Credit Facility (as defined below in “Liquidity and Capital Resources”). Specifically, Greektown Holdings was not in compliance with its requirement to maintain a maximum total net debt to consolidated EBITDA ratio and a maximum total net senior debt to consolidated EBITDA ratio for the year ended December 31, 2007. The following table summarizes Greektown Holdings’ covenant requirements under its Pre-petition Credit Facility and actual covenant measurements for the year ended December 31, 2007 for its maximum total net debt to consolidated EBITDA and maximum total net senior debt to consolidated EBITDA covenants.

Year Ended December 31, 2007

Maximum Total Net Debt to Consolidated EBITDA:
Covenant Requirement	6.25:1
Actual Measurement	7.26:1

Maximum Total Net Debt to Consolidated EBITDA:
Covenant Requirement	3.25:1
Actual Measurement	4.14:1

          Also, Greektown Holdings was not in compliance with the financial covenants under the Michigan Gaming Control Board Order Approving Debt Transaction, Supplier-Licensing Exemption Requests, and Eligibility, Suitability and Qualification of Certain Key Persons of Greektown Casino, L.L.C. dated November 15, 2005 (the “2005 MGCB Order”) and failed to deliver audited financial statements for the fiscal year ended December 31, 2007 without the inclusion of a going concern explanatory paragraph in the audit opinion. Section IV of the 2005 MGCB Order required Greektown Holdings, L.L.C. to maintain a “net debt to EBITDA ratio” that did not exceed 6.25:1 for the fiscal year ending December 31, 2007 and a “fixed charge coverage ratio” that did exceed 1:1 for the fiscal year ending December 31, 2007 (together the “MGCB Financial Covenants”). As of December 31, 2007, Greektown Holdings “net debt to EBITDA ratio” was 7.26:1 and the “fixed charge coverage ratio” was 1.35:1, and, therefore, Greektown Holdings was not in compliance with the MGCB Financial Covenants. Greektown Holdings had received a limited waiver of these covenant violations from its pre-petition lenders through June 30, 2008. The waiver required, among other things, that Greektown Holdings receive an equity contribution in 2008, which the Debtors had not obtained by the Petition Date. As a result of the existing and anticipated covenant violations, all outstanding debt obligations of Greektown Holdings could have become due in 2008, which would have allowed the secured lenders to foreclose on the collateral pledged as security.

Greektown Holdings’ inability to obtain sufficient debt or equity financing to complete the Expanded Complex

          Significant delays and cost overruns related to the Expanded Complex adversely affected Greektown Holdings’ business, results of operations, financial condition and cash flow. As of the Petition Date, Greektown Holdings was unable to secure a financing source for the approximately $161 million needed to complete the Expanded Complex. Failure to complete the Expanded Complex on a timely basis would have resulted in a default under the Development Agreement, may have hindered Greektown Holdings’ ability to compete in the Metro Detroit Gaming Market and may have resulted in monetary penalties, delays of the Tax Rollback (as previously discussed) and eventually a tax increase. Further, because Greektown Holdings lacked sufficient funds to complete the Expanded Complex, Greektown Holdings’ general contractor had threatened to suspend work.

Greektown Holdings’ uncertainty with respect to its ability to cure or receive a waiver of certain financial covenant violations with the MGCB

          As a condition to approving Greektown Holdings’ Pre-petition Credit Facility, the MGCB imposed certain financial covenants on Greektown Holdings. Specifically, Greektown Holdings was required to maintain a net debt to EBITDA ratio that did not exceed 6.25:1 for the fiscal year ending December 31, 2007 and a fixed charge coverage ratio that did exceed 1:1 for the fiscal year ending December 31, 2007 (together the “MGCB Financial Covenants”). As of December 31, 2007, Greektown Holdings was not in compliance with the requirement to maintain a minimum net debt to EBITDA ratio and a maximum fixed charge coverage ratio for the fiscal year ended December 31, 2007. In addition, Greektown Holdings did not cure or obtain a waiver of the covenant defaults before an April 30, 2008 deadline. Outside of bankruptcy, the covenant violations meant that the MGCB could invoke certain penalties, including, without limitation, the suspension or revocation of Greektown LLC’s casino license or a requirement that Greektown Holdings sell its casino interests on 180 days’ notice from the MGCB. Curing these covenants would have required Greektown Holdings’ equity owners to contribute capital in excess of their ability.

Monroe Partners, L.L.C.’s inability to make installment payments to its former members

          In July 2000, Monroe, a holding company and one of two primary holders of the membership interests of Greektown Holdings prior to the Effective Date, agreed to make installment payments to certain of its members in exchange for all of their membership interests. Concurrently with this redemption, Kewadin Greektown, the second primary holder of the membership interests of Greektown Holdings prior to the Effective Date, purchased membership interests from Monroe in an amount equal to the redeemed interests and, in connection with that purchase, agreed to secure Monroe’s payment obligations to its former members with Kewadin Greektown’s membership interests in Monroe. An installment payment in the amount of $20.7 million was due to certain of the former members of Monroe on November 10, 2007, but was extended through June 2008, subject to the former members’ option to terminate the waiver on 14 days’ written notice. Outside of bankruptcy, failure to make this installment payment could have resulted in Kewadin Greektown being required to sell its interests in Monroe, which would have constituted a “change-in-control” and an event of default under the Pre-petition Credit Facility.

Other Factors Negatively Impacting Our Results of Operations

          In addition to the negative impact we believe the bankruptcy has had on Greektown Holdings’ results of operations, we believe Greektown Holdings’ operating results from 2007, 2008, 2009 and the three month period ended March 31, 2010 have been negatively impacted by the following factors:

Opening of Permanent Facilities by MGM Detroit, MotorCity and Caesars Windsor

          In October 2007, MGM Detroit opened its permanent hotel and casino facility. The facility houses approximately 100,000 square feet of gaming space with an estimated 4,200 slot machines and 98 table games, 400 hotel rooms, over 5,000 parking spaces, 13 restaurants/bars and five entertainment venues. MotorCity partially opened its permanent hotel and casino facility in June 2007 and later fully opened its permanent hotel and casino facility in early 2008. The facility has 100,000 square feet of gaming space with an estimated 2,850 slot machines and 83 table games, over 4,000 parking spaces, 10 restaurants/bars, two entertainment venues, a 400 room hotel and an 1,800 seat theater. Further, MGM Detroit and Motor City had received the Tax Rollback. In June 2008, Caesars Windsor completed its expansion of its facility, which includes a new hotel tower, a 5,000 seat theatre and several new restaurants and bars.

          The table below illustrates that Greektown’s percentage of the total adjusted gross gaming revenues of the Detroit Commercial Casinos declined from 25.5% for the year ended December 31, 2007 to 23.3% for the year ended December 31, 2008 over the same horizon that the competitor facilities were opened, although in the year ended December 31, 2009, Greektown’s percentage of the total adjusted gross gaming revenues of the Detroit Commercial Casinos increased to 25.8%.

	December 31, 2009	December 31, 2008	December 31, 2007

Detroit Commercial Casinos:(1)
MGM Detroit	40.9%	42.5%	38.5%
MotorCity	33.3%	34.2%	36.0%
Greektown Casino	25.8%	23.3%	25.5%

Total	100.0%	100.0%	100.0%

(1)	Market share values for the Detroit Commercial Casinos shown in the above table and elsewhere in this registration statement were obtained from the MGCB website: http://www.michigan.gov/mgcb.

Greektown Construction and Construction on Access Routes

          Construction at Greektown Casino commenced in June 2006 and the construction of the Expanded Complex was completed by February 2009. During this time period, there were numerous construction-related obstructions that impeded casino operations. The construction caused numerous changes to the gaming floor layout that we believe frustrated and confused customers, including the relocation of the high-limit gaming room to a temporary location with less privacy. Furthermore, during this time frame, our customers had to consistently play in areas surrounded by construction work. Also, in addition to the construction being performed at Greektown Casino, there was construction work on the main access route to Greektown Casino. This construction created a detour that made our potential patrons drive past both MGM Detroit and MotorCity before arriving at Greektown Casino.

     Economic Downturn

          Our business has been and may continue to be adversely affected by the economic downturn currently being experienced in the United States, and more particularly in the Detroit metropolitan area, as we are highly dependent on discretionary spending by our patrons. Factors such as increased unemployment, population decline, the current housing market crisis, the current credit crisis, perceived or actual decline in disposable consumer income and wealth, the recent global economic recession and changes in consumer confidence in the economy may continue to reduce customer demand for the leisure activities we offer and may continue to adversely affect our business. More specifically, the economic downturn has impacted the automotive industry in the United States as much as, if not more than, other similarly situated sectors of the U.S. economy. As many of the manufacturers of automobiles and automobile parts and components are based in Detroit or the Detroit metropolitan area, we believe that our geographic location may be susceptible to continuing volatility in the automotive industry.

Chapter 11 Reorganization Efforts

          During the pendency of our bankruptcy, we implemented a number of business improvement initiatives that we believe have and will continue to result in improved operating performance for our business. The following is a summary of the most significant business improvement initiatives that have been implemented since the Petition Date:

     Retention of Management Companies

          On January 8, 2009, the Bankruptcy Court entered an order approving Greektown Holdings’ retention of Fine Point as gaming consultants pursuant to the Fine Point Consulting Agreement. After obtaining regulatory approval, Fine Point’s Managing Director, Randall A. Fine, was appointed Chief Executive Officer of Greektown Holdings. The Fine Point Consulting Agreement expired on December 31, 2009 and Randall Fine’s position as Chief Executive Officer terminated concurrently. Since such date, our business has been managed solely by our internal management team, led by Cliff Vallier.

          We expect to enter into a management agreement with a substitute manager or to supplement our existing management team. Any such substitute manager or supplement to the existing management team would be subject to the approval of the MGCB, the City of Detroit (as applicable) and any additional applicable regulatory approvals. We are required, within six months of the Effective Date, to propose a substitute manager to the City of Detroit for approval by Detroit’s mayor and city council (which approval shall not be unreasonably withheld by the mayor or the city counsel); provided, that such time may be extended by the mayor of Detroit, in his discretion, for up to two one-month periods upon written request.

     Completion of the Expanded Complex

          We believe that the finalization of the construction of the Expanded Complex, and the resolution of construction-related issues, has had a favorable impact on our results of operations.

The Expanded Complex includes our 400 room hotel that opened in February 2009. We also opened several additional food and beverage outlets, such as the International Buffet.

     Other Business Improvement Initiatives

          We have implemented a number of business improvement initiatives, which we believe have resulted in improved revenue and profitability for our business, including the remodeling of the high-limit gaming area and the remodeling of the valet parking entrance. We have also instituted a number of cost-saving initiatives, including headcount and salary reductions to our associates, the rejection or re-negotiation of various contracts and the implementation of several successful promotional campaigns and other marketing initiatives by Greektown Holdings.

          We believe that these business improvement initiatives have allowed Greektown to achieve significant growth in both profits and operating margins and regain a significant percentage share of the total adjusted gross gaming revenues of the Detroit Commercial Casinos, as illustrated by Greektown’s increase in percentage share of the total adjusted gross gaming revenues of the Detroit Commercial Casinos from 23.3% for the year ended December 31, 2008 to 26.4% for the twelve months ended March 31, 2010.

Presentation and Basis of Accounting

          As previously discussed, on May 29, 2008, the Debtors filed a voluntary petition for reorganization under Chapter 11 of the Bankruptcy Code. The Consolidated Financial Statements and the Unaudited Pro Forma Condensed Consolidated Financial Statements presented in Item 13 of this registration statement have been prepared in accordance with the Reorganizations topic of the ASC and on a going-concern basis which contemplates continuity of operations and realization of assets and liquidation of liabilities in the ordinary course of business.

          The Reorganizations topic of the ASC as applied to companies operating in Chapter 11 generally does not change the manner in which financial statements are prepared. However, it does require that the financial statements for periods subsequent to the filing of the Chapter 11 petition distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Revenues, expenses, realized gains and losses and provisions for losses that can be directly associated with the reorganization of the business must be reported separately as reorganization items in the statement of operations beginning in the period ended June 30, 2008. The balance sheet must distinguish pre-petition liabilities subject to compromise from both those pre-petition liabilities that are not subject to compromise and from post-petition liabilities. Liabilities that may be affected by a plan of reorganization must be reported at the amounts expected to be allowed, even if they may be settled for lesser amounts. In addition, reorganization items must be disclosed separately in the statement of cash flows. The Debtors adopted the provisions of the Reorganizations topic of the ASC applicable to companies operating in Chapter 11 effective on May 29, 2008, and have segregated those items as outlined above for all reporting periods subsequent to May 29, 2008.

          The appropriateness of using the going-concern basis for the Debtors’ financial statements is dependent upon, among other things: (i) the Debtors’ ability to comply with the terms and conditions of the DIP facility; (ii) to improve profitability; (iii) to generate sufficient cash flow from operations to satisfy liabilities as they come due; and (iv) to obtain additional financing to meet the Debtors’ future obligations

          As further described in Note 6—Long Term Debt, Notes Payable and Debtor In Possession Financing to the Consolidated Financial Statements as of December 31, 2009 and 2008 and the Three Years Ended December 31, 2009 as presented in Item 13 of this registration statement, the Debtors have long-term obligations. These obligations have been classified as either current liabilities or as liabilities subject to compromise as a result of filing for Chapter 11 bankruptcy protection under the Bankruptcy Code.

Critical Accounting Policies and Estimates

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the appropriate application of certain accounting policies, many of which require estimates and assumptions about future events and their impact on amounts reported in the consolidated financial statements and related notes. Since future events and their impact cannot be determined with certainty, the actual results will inevitably differ from our estimates. These differences could be material to the Consolidated Financial Statements included elsewhere in this registration statement. Critical accounting policies are those that both are significant to the overall presentation of our financial condition and results of operations and require management to make difficult, complex or subjective judgments.

          We believe our application of accounting policies, and the estimates inherently required by the policies, are reasonable. These accounting policies and estimates are constantly reevaluated and adjustments are made when facts and circumstances dictate a change. See Note 2—Summary of Significant Accounting Policies to the Consolidated Financial Statements presented in Item 13 of this registration statement for a summary of our significant accounting policies.

     Net Revenues

          Greektown Holdings recognizes as casino revenues the net win from gaming activities, which is the difference between gaming wins and losses. Revenues from food and beverage and hotel operations are recognized at the time of sale or upon the provision of service. In accordance with the Revenue Recognition topic of the ASC applied to circumstances where consideration is given by a vendor to a customer, the retail value of food, beverage, and other complimentary items furnished to customers without charge is included in revenues and then deducted as promotional allowances to arrive at net revenues.

     Allowance for Doubtful Casino Accounts Receivable

          Our gaming receivables consist predominantly of gaming markers issued to casino patrons on the gaming floor. We maintain strict controls over the issuance of markers and the collection of outstanding markers from patrons who fail to pay in a timely manner. Our methods of collection include the mailing of statements and delinquency notices, personal contacts through independent collection agencies and civil litigation.

          We record an allowance for doubtful casino accounts receivable that represents our best estimate of the amount of probable credit losses in our existing accounts receivable. We assess the amount of the allowance on a quarterly basis based on historical write-off experience and review of returned gaming markers, past-due balances and individual collection analysis. Account balances are charged off against the allowance after all reasonable means of collection have been exhausted and the potential for recovery is considered remote.

     Impairment or Disposal of Long-lived Assets

          In accordance with the Property, Plant and Equipment topic of the ASC, we review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We measure recoverability of assets to be held and used by a comparison of the carrying amount of the underlying asset to future net cash flows expected to be generated by the asset. If the carrying amount of the underlying asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less costs to sell.

     Intangible Assets

          Under the Development Agreement, we are entitled to own and operate on a permanent basis a casino complex containing specified amenities (the “Casino Development Rights”) within certain boundaries in the City of Detroit. The Development Agreement gives rise to an identifiable intangible asset that has been determined to have an indefinite life. For further discussion of the terms of the Development Agreement, refer to Note 2—Summary of Significant Accounting Policies and Note 5—Casino Development Rights and Impairment to the Consolidated Financial Statements as of December 31, 2009 and 2008 and the Three Years Ended December 31, 2009 as presented in Item 13 of this registration statement.

          We comply with the provisions of the Intangible Assets—Goodwill and Other topic of the ASC, which provides guidance on how identifiable intangible assets should be accounted for upon acquisition and subsequent to their initial financial statement recognition. This topic requires that identifiable intangible assets with indefinite lives be capitalized and tested for impairment at least annually by comparing the fair values of those assets with their recorded amounts. Accordingly, we perform our impairment test as of October 1 of each year by comparing their estimated fair value to the related carrying value as of that date.

     Capitalization of Interest

          We capitalize interest costs associated with our casino expansion, hotel and garage construction in accordance with the Interest topic of the ASC. Accordingly, we begin capitalizing interest costs when construction activities start, and cease when construction activities are substantially complete, using either the interest rate on a borrowing specific to the capital expenditure or a weighted average interest rate based on outstanding indebtedness.

Key Financial Statement Terms

     Revenues

          Our gross revenues are derived primarily from casino revenues, food and beverage revenues, hotel revenues and other revenues. Our largest component of revenues is casino revenues, which represented approximately 90.4% of our total gross revenues for the year ended December 31, 2009. Gross casino revenues are comprised of revenues from our slot machines (which was the source of approximately 87.3% of total gross casino revenues for the year ended December 31, 2009) and table games, and are calculated as the difference between the amount wagered and the amount paid to customers from gaming activities.

          We lease a number of our slot machines and pay participation fees, which are calculated as a percentage of gross slot machine revenue, to our slot machine vendors. Those participation expenses are reflected as a reduction of gross casino revenues. The expenses associated with our “Club Greektown” membership/loyalty program are also reflected as a reduction of gross casino revenues. In accordance with the Revenue Recognition topic of the ASC applicable to instances where consideration is given by a vendor to a customer, we expense the cash value of points earned by Club Greektown members and recognize a related liability for any unredeemed points.

          The following table reflects the composition of gross casino revenues for the years ended December 31, 2009, 2008 and 2007 and for the three month periods ended March 31, 2010 and 2009.

	Year Ended December 31,			Three Months Ended March 31,

	2009	2008	2007	2010	2009

	(In thousands)
Gross casino revenue:
Slot machines	$290,628	$263,014	$272,862	$78,229	$68,708
Table games	57,508	54,409	69,545	13,667	14,525
Participation	(8,522)	(13,635)	(13,477)	(1,969)	(3,100)
Club expense	(6,736)	(6,459)	(7,151)	(1,760)	(1,561)

Total Gross casino revenue	$332,878	$297,329	$321,779	$88,168	$78,572

Percent of Gross casino revenue
Slot machines	87.3%	88.5%	84.8%	88.7%	87.4%
Table games	17.3%	18.3%	21.6%	15.5%	18.5%
Participation	-2.6%	-4.6%	-4.2%	-2.2%	-3.9%
Club expense	-2.0%	-2.2%	-2.2%	-2.0%	-2.0%

Total Gross casino revenue	100.0%	100.0%	100.0%	100.0%	100.0%

          The other principal components of our revenues are our food and beverage revenue and hotel revenue, each of which is affected by customer volume and price, and leasing of certain real estate.

     Promotional Allowances

          Our gross revenues are reduced by promotional allowances to arrive at net revenues. Promotional allowances consist of the retail value of food, beverage and other complimentary items furnished to customers without charge.

     Direct Operating Expenses

          Direct operating expenses are those that directly relate to our gaming, food and beverage and hotel operations. The following table illustrates the composition of direct operating expenses and their relationships to net revenues for the years ended December 31, 2009, 2008 and 2007 and for the three months ended March 31, 2010 and 2009.

	Year Ended December 31,			Three Months Ended March 31,

	2009	2008	2007	2010	2009

	(In thousands)
Direct operating expenses:
Casino	$75,484	$77,953	$83,449	$19,373	$18,389
Gaming taxes	75,635	83,116	89,596	19,618	21,500
Food and beverage	16,427	9,713	11,105	3,914	3,988
Hotel	6,590	—	—	2,087	819
Depreciation and amortization	18,574	7,590	8,629	5,217	2,574
Impairment of casino development rights	—	128,240	—	—	—

Total direct operating expenses	$192,710	$306,612	$192,779	$50,209	$47,270

Relationship to net revenues:
Casino	22.8%	27.2%	26.5%	22.5%	23.4%
Gaming taxes	22.8%	29.0%	28.5%	22.8%	27.4%
Food and beverage	5.0%	3.4%	3.5%	4.5%	5.1%
Hotel	2.0%	0.0%	0.0%	2.4%	1.0%
Depreciation and amortization	5.6%	2.6%	2.7%	6.1%	3.3%
Impairment of casino development rights	0.0%	44.7%	0.0%	0.0%	0.0%

Total direct operating expenses	58.1%	106.9%	61.3%	58.3%	60.2%

          Casino expenses. Casino expenses consist of employee compensation (labor, taxes and benefits), surveillance costs, gaming supplies, casino promotions (including mailing and other ancillary costs) as well as on-site hosting of our casino customers.

          Gaming taxes. Gaming taxes include gaming taxes paid to the State of Michigan and City of Detroit, and municipal service fees paid to the City of Detroit. Gaming taxes for the year ended December 31, 2009 and the three months ended March 31, 2010 reflect the impact of the Tax Rollback, which was effective February 15, 2009 as discussed under “Michigan Gaming Taxation and Fees”, Item 1—“Business” and elsewhere in this registration statement.

          Food and beverage. Food and beverage expenses relate to labor, taxes, benefits, cost of sales and operating supplies.

          Hotel. Hotel expenses consist primarily of employee compensation and related expenses as well as facilities-related expenses such as maintenance and utilities.

          Depreciation and amortization. Depreciation and amortization expenses consist primarily of the depreciation expense related to our gaming buildings and improvements, our gaming equipment and furnishings, our non-gaming buildings and improvements and our non-gaming office furniture and equipment. Refer to Note 2—Summary of Significant Accounting Policies and Note 4—Property, Building, and Equipment to the Consolidated Financial Statements as of December 31, 2009 and 2008 and the Three Years Ended December 31, 2009 as presented in Item 13 of this registration statement for additional details regarding our property, plant and equipment and depreciation policies.

          Impairment of casino development rights. In accordance with the Intangible Assets—Goodwill and Other topic of the ASC, we recorded an impairment charge of $128.2 million in our statement of operations for the year ended December 31, 2008 based on the results of our annual impairment test for Casino Development Rights. In making the determination that our Casino Development Rights were fully impaired, we considered a number of factors, including, without limitation, the impact of our bankruptcy filing and general decline in consumer spending due to the deteriorating economic conditions in the United States and the resulting impact on the gaming markets. Refer to Note 2—Summary of Significant Accounting Policies and Note 5—Casino Development Rights and Impairment to the Consolidated Financial Statements as of December 31, 2009 and 2008 and the Three Years Ended December 31, 2009 as presented in Item 13 of this registration statement for additional details regarding the impairment of our Casino Development Rights.

     Indirect Operating Expenses

          Indirect operating expenses consist predominantly of general overhead expenses that support our overall business, including marketing, advertising and entertainment, non-hotel facilities expenses and other general and administrative expenses. The following table illustrates the composition of indirect operating expenses and their relationships to net revenues for the years ended December 31, 2009, 2008 and 2007 and for the three months ended March 31, 2010 and 2009.

	Year Ended December 31,			Three Months Ended March 31,

	2009	2008	2007	2010	2009

	(In thousands)
Indirect operating expenses:
Marketing, advertising and entertainment	$8,586	$5,549	$7,389	$2,075	$1,038
Facilities	18,189	17,932	17,879	4,786	4,862
Bad debt	—	1,202	—	—	—
General and administrative	41,554	39,674	43,269	10,896	10,238
Lease restoration expense	—	—	2,250	—	—
Michigan Single Business Tax	—	—	1,275	—	—
Pre-opening expenses	1,043	828	—	—	1,043
City of Detroit settlement	16,629	—	—	—	—
Other indirect operating expenses	488	651	371	52	156

Total indirect operating expenses	$86,489	$65,836	$72,433	$17,809	$17,337

Relationship to net revenues:
Marketing, advertising and entertainment	2.6%	1.9%	2.3%	2.4%	1.3%
Facilities	5.5%	6.3%	5.7%	5.6%	6.2%
Bad debt	0.0%	0.4%	0.0%	0.0%	0.0%
General and administrative	12.5%	13.8%	13.8%	12.7%	13.0%
Lease restoration expense	0.0%	0.0%	0.7%	0.0%	0.0%
Michigan Single Business Tax	0.0%	0.0%	0.4%	0.0%	0.0%
Pre-opening expenses	0.3%	0.3%	0.0%	0.0%	1.3%
City of Detroit settlement	5.0%	0.0%	0.0%	0.0%	0.0%
Other indirect operating expenses	0.1%	0.2%	0.1%	0.1%	0.2%

Total indirect operating expenses	26.1%	23.0%	23.0%	20.7%	22.1%

          Marketing, advertising and entertainment. Marketing, advertising and entertainment expenses primarily reflect the costs of mass media advertising, including television, radio and billboards.

          Facilities. Facility expenses consist of cleaning and maintaining our non-hotel properties, valet parking, the PBX department and wardrobe department, the payroll and benefits to support these activities and casino utilities.

          Bad debt. Bad debt expenses reflect the write-off of gaming markers issued to patrons on our gaming floor when facts and circumstances dictate that it is probable that the collection of those balances may be impaired. Refer to Note 2—Summary of Significant Accounting Policies to the Consolidated Financial Statements presented in Item 13 of this registration statement for further information.

          General and administrative. General and administrative expenses include the costs of insurance, property taxes, regulatory fees paid to support the MGCB, tribal and board management fees, bonuses paid under union contracts, leases associated with various parking lots, rent, professional fees, donations and various employee costs relating to executives, security, compliance, finance, purchasing, human resources and information technology departments.

          Lease restoration expense. During the year ended December 31, 2007, Greektown LLC entered into a settlement agreement with the lessor of a parking garage whereby Greektown LLC agreed to pay $2.3 million related to lease restoration costs. This amount was recorded as an expense during the year ended December 31, 2007.

          Michigan Single Business Tax. The Michigan Single Business Tax was a value added tax paid by Greektown LLC to the State of Michigan pursuant to Public Act 228, the Single Business Tax Act, which was adopted by the Michigan legislature in 1975 and repealed January 1, 2008. The Michigan Single Business Tax was not considered an income tax under the Income Taxes topic of the ASC.

          Pre-opening expenses. Pre-opening expenses consist primarily of start-up labor, training, marketing, and advertising related to the hotel that were incurred prior to its opening in February 2009.

          City of Detroit settlement. As more fully described in “Michigan Gaming Taxation and Fees”, Item 1—“Business” and elsewhere in this registration statement, the Amended Settlement Agreement obligates the Debtors to pay a one-time Settlement Payment of $16.6 million (prior to application of the Settlement Credit of $3.5 million) to the City of Detroit in satisfaction of any claims of default under the Development Agreement by the City of Detroit. The Settlement Payment was expensed in its entirety by Greektown Holdings during the year ended December 31, 2009. The Settlement Credit has been applied and the Initial Cash Payment of $3.5 million was made to the City of Detroit by the Debtors on February 24, 2010.

          Other indirect operating expenses. Other indirect operating expenses are primarily costs associated with maintaining the various retail parking spaces and garages, including utilities and maintenance, related to rental income.

Consulting Company Success Fees

          As discussed earlier in Item 2—“Financial Information—Management’s Discussion and Analysis of Financial Condition and Results of Operations,” Greektown LLC entered into the Fine Point Consulting Agreement with Fine Point dated December 31, 2008. Pursuant to the Fine Point Consulting Agreement, Fine Point was paid a monthly fee of $150,000 plus expenses for its consulting services, as well as quarterly success fees, which were conditioned upon Greektown LLC exceeding certain established financial performance goals provided in the Fine Point Consulting Agreement. Success fees payable to Fine Point were $6.2 million for the year ended December 31, 2009. The agreement expired as of December 31, 2009 and was not renewed. Refer to Note 11—Commitments and Contingencies to the Consolidated Financial Statements as of December 31, 2009 and 2008 and the Three Years Ended December 31, 2009 as presented in Item 13 of this registration statement for further information.

Reorganization Expenses

          Reorganization expenses consist predominantly of fees paid to restructuring professionals as well as other costs directly associated with the bankruptcy process. The following table illustrates the composition of reorganization expenses and their relationships to net revenues for the years ended December 31, 2009, 2008 and 2007 and for the three months ended March 31, 2010 and 2009.

	Year Ended December 31,			Three Months Ended March 31,

	2009	2008	2007	2010	2009

	(In thousands)
Reorganization expenses:
Legal professional fees	$15,106	$5,800	$—	$5,888	$2,938
Consulting professional fees	13,478	5,804	—	2,160	2,820
U.S. Trustee fees and other expenses	127	63	—	58	32

Total reorganization expenses	$28,711	$11,667	$—	$8,106	$5,790

Relationship to net revenues:
Legal professional fees	4.6%	2.0%	0.0%	6.8%	3.7%
Consulting professional fees	4.1%	2.0%	0.0%	2.5%	3.6%
U.S. Trustee fees and other expenses	0.0%	0.0%	0.0%	0.1%	0.0%

Total reorganization expenses	8.7%	4.0%	0.0%	9.4%	7.4%

Other Expense

          Other expense consists primarily of interest on our indebtedness, the amortization of deferred financing costs, interest income earned on our investments in certificates of deposit and unrealized loss on interest rate swaps. The following table illustrates the components of other expense and their relationships to net revenues for the years ended December 31, 2009, 2008 and 2007 and for the three months ended March 31, 2010 and 2009.

	Year Ended December 31,			Three Months Ended March 31,

	2009	2008	2007	2010	2009

	(In thousands)
Other expense:
Interest expense	$(69,998)	$(38,629)	$(37,052)	$(18,815)	$(13,382)
Amortization of finance fees and accretion of discount on senior notes	(12,923)	(10,252)	(3,680)	(1,039)	(3,805)
Interest income	171	235	735	—	26
Unrealized loss on interest rate swaps	—	(2,650)	(7,385)	—	—
Miscellaneous expense	163	2	(63)	(298)	154

Total other expense	$(82,587)	$(51,294)	$(47,445)	$(20,152)	$(17,007)

Relationship to net revenues:
Interest expense	-21.1%	-13.5%	-11.8%	-21.9%	-17.0%
Amortization of finance fees and accretion of discount on senior notes	-3.9%	-3.6%	-1.2%	-1.2%	-4.8%
Interest income	0.1%	0.1%	0.2%	0.0%	0.0%
Unrealized loss on interest rate swaps	0.0%	-0.9%	-2.3%	0.0%	0.0%
Miscellaneous expense	0.0%	0.0%	0.0%	-0.3%	0.2%

Total other expense	-24.9%	-17.9%	-15.1%	-23.4%	-21.6%

Provision for State Income Taxes

          The provision for state income taxes reflects our current and deferred provisions for the Michigan Business Tax, which is considered an income tax under the Income Taxes topic of the ASC. The following table illustrates the components of the provision for state income taxes and their relationships to net revenues for the years ended December 31, 2009, 2008 and 2007 and for the three months ended March 31, 2010 and 2009.

	Year Ended December 31,			Three Months Ended March 31,

	2009	2008	2007	2010	2009

	(In thousands)
Provision for state income taxes:
Michigan business tax (expense)—current	$(1,117)	$(1,553)	$—	$(760)	$(200)
Michigan business tax benefit (expense)—deferred	305	(2,675)	—	37	400

Total provision for state income taxes	$(812)	$(4,228)	$—	$(723)	$201

Relationship to net revenues:
Michigan business tax (expense)—current	-0.3%	-0.5%	0.0%	-0.8%	0.0%
Michigan business tax benefit (expense)—deferred	0.1%	-0.9%	0.0%	0.0%	0.3%

Total provision for state income taxes	-0.2%	-1.5%	0.0%	-0.8%	0.3%

          Refer to Note 2—Summary of Significant Accounting Policies to the Consolidated Financial Statements presented in Item 13 of this registration statement for additional details regarding Michigan Business Tax.

Results of Operations

          The following is a discussion of the principal trends in our operating performance for three months ended March 31, 2010 to 2009, for the years ended December 31, 2009 to December 31, 2008 and for the years ended December 31, 2008 to December 31, 2007.

Three Months Ended March 31, 2010 Compared to the Three Months Ended March 31, 2009

          Net revenues. Net revenues increased by $7.5 million in the three months ended March 31, 2010 over the comparable period in the prior year driven by an increase in gross revenues of $12.4 million, which was partially offset by an increase in promotional expenses of $4.9 million. The increase in gross revenues reflects increases in casino revenue of $9.6 million, food and beverage sales of $1.3 million, hotel revenue of $1.4 million and other revenue of $0.1 million. The increase in casino revenue was primarily a result of growth in slot machine revenue (net of participation expense) of $10.6 million over the prior year as a result of the completion of the Expanded Complex in early 2009, the success of various promotional campaigns and reductions in participations through buyouts of slot machine leases. The increase in food and beverage revenue was driven by the addition and enhancement of several food and beverage locations in early 2009, most notably the “International Buffet.” The increase in hotel revenue over the prior year was due to the fact that the hotel began operating in the first quarter of 2009. The increase in promotional allowances was primarily attributable to the overall increase in gross revenue, which provides more opportunities for our customers to spend promotional allowances.

          Direct operating expenses. Direct operating expenses increased by $2.9 million, but declined as a percentage of net revenues by 1.8%, in the three months ended March 31, 2010 over the comparable period in the prior year. The following is a discussion of the principal drivers of trends in direct operating expenses:

•

Casino expenses. Casino-related expenses increased by $1.0 million, but declined by 0.9% of net revenues, during the three months ended March 31, 2010 compared to the prior year. The net increase in this category reflects the increase in costs to support the growth in casino revenue, the effect of which was partially offset by a decrease in labor related expenses due to operational improvements resulting in a restructuring of roles on the gaming floor and our back office functions whereby we combined certain responsibilities and eliminated certain positions.

•

Gaming taxes. Gaming taxes declined by $1.9 million, or 4.2% of net revenues, during the three months ended March 31, 2010 relative to the comparable period in the prior year, despite growth in casino revenue, as a result of the impact of the Tax Rollback, as discussed under “Michigan Gaming Taxation and Fees”, Item 1—“Business” and elsewhere in this registration statement.

•

Food and beverage expenses. Food and beverage expenses remained relatively flat during the three months ended March 31, 2010 compared to the comparable period in the prior year, despite growth in food and beverage sales primarily as a result of the increased provision of complimentary beverage items (which apply as a reduction of food and beverage expenses and a corresponding allocation of expense to gaming operations), the closure of an unprofitable restaurant location and the implementation of other food and beverage cost reduction initiatives throughout the year ended December 31, 2009.

•

Hotel expenses. Hotel expenses increased by $1.3 million, or 1.4% of net revenues, during the three months ended March 31, 2010 compared to the same period in the prior year due to the fact that the hotel began operating in early 2009.

•

Depreciation and amortization expense. Depreciation and amortization expenses increased by $2.6 million, or 2.8% of net revenues, during the three months ended March 31, 2010 primarily due to the increase in depreciation related to the hotel facility as this asset was placed into service in early 2009.

          Indirect operating expenses. Indirect operating expenses increased by $0.5 million, but declined by 1.4% of net revenues, during the three months ended March 31, 2010 compared to the same period in the prior year. The following is a discussion of the principal drivers of trends in indirect operating expenses:

•

Marketing, advertising and entertainment. Marketing, advertising and entertainment expenses increased by approximately $1.0 million, or 1.1% of net sales, during the three month period ended March 31, 2010 compared to the comparable period in the prior year as a result of increased spending in television and radio advertising of $0.7 million and increased production costs of $0.3 million.

•

Facilities. Facilities expenses decreased by approximately $0.1 million, or 0.6% of net sales, during the three month period ended March 31, 2010 compared to the comparable period in the prior year as a result of a decrease in Utilities costs of $0.2 million and a decrease in the Wardrobe department of $0.1 million offset by increases in the Engineering department of $0.1 million and the Environmental Services department of $0.1 million.

•

General and administrative. General and administrative expenses increased by approximately $0.7 million, but declined by 0.4% of net sales, during the three month period ended March 31, 2010 compared to the comparable period in the prior year as a result of an increase in the Administrative department of $0.2 million, an increase in the Corporate and Management Information Systems departments of $0.1 million each, and an increase of $0.4 million in property tax expenses, offset slightly by combined decreases of $0.1 million the Compliance, Accounting and Human Resources departments. The increase in Administrative costs was as a result of increased management incentive costs of $0.3 million offset by a decrease in other professional services costs of $0.1 million. The increase in the Corporate department was due to increased board member and legal fees. The MIS department experienced an increase as a result of higher payroll costs and computer maintenance costs, which were offset by decreased contract employee service costs. Property taxes increased as a result of the new hotel and parking structure, which were not in service until February 15, 2009. The decreases in the Compliance, Accounting and HR departments were as a result of lower payroll costs.

•

Pre-opening expenses. Pre-opening expenses declined by $1.0 million to $0 during the three month period ended March 31, 2010 relative to the comparable period in the prior year as a result of the fact that the hotel opened in the first quarter of 2009. All hotel related expenses from that point forward are reflected in hotel expenses within direct operating expenses.

•

Other indirect operating expenses. Other indirect operating expenses decreased by approximately $0.1 million, or 0.1% of net sales, during the three month period ended March 31, 2010 compared to the comparable period in the prior year as a result of the closing of the Gift Shop, which was open throughout the three month period ended March 31, 2009.

          Consulting company success fees. Fine Point success fees decreased by approximately $1.6 million in the three month period ended March 31, 2010 over the comparable period in the prior year reflecting the fact that the Fine Point Agreement expired on December 31, 2009.

          Reorganization expenses. Reorganization expenses increased by $2.3 million during the three months ended March 31, 2010 compared to the three month period ended March 31, 2009 due to higher legal and consulting professional fees related to activities in the bankruptcy cases.

          Other expense. Other expense increased by $3.1 million or 1.8% of net revenues during the three months ended March 31, 2010 over the comparable period in the prior year. The following is a discussion of the primary drivers of the trends in other expense.

•	Interest expense. Interest expense increased by $5.4 million, or 4.8% of net revenues, primarily as a result of higher borrowings associated with the DIP Facility.

•

Amortization of finance fees and accretion of discount on senior notes. This category decreased by $2.7 million, or 3.6% of net revenues, as a result of the write-off of deferred financing costs associated with the refinancing of the DIP Facility in the three month period ended March 31, 2009.

•

Miscellaneous income (expense). Miscellaneous income (expense) decreased by approximately $0.5 million, or 0.5% of net sales, during the three month period ended March 31, 2010 compared to the comparable period in the prior year as a result of the write off of a receivable balance from an affiliate of $0.3 million and the fact that the prior year period included miscellaneous income item of $0.2 million that did not recur in the three month period ended March 31, 2010.

          Provision for state income taxes. The provision for state income taxes increased by $0.9 million, or 1.1% of net revenues, during the three month period ended March 31, 2010 over the comparable period in the prior year primarily as a result of the timing of capital purchases relative to the Expanded Complex.

Year Ended December 31, 2009 Compared to the Year Ended December 31, 2008

          Net revenues. Net revenues increased by $44.9 million in the year ended December 31, 2009 over the prior year driven by an increase in gross revenues of $54.4 million, which was partially offset by an increase in promotional expenses of $9.5 million. The increase in gross revenues reflects increases in casino revenue of $35.5 million, food and beverage sales of $10.7 million, hotel revenue of $7.9 million and other revenue of $0.4 million. The increase in casino revenue was primarily a result of growth in slot machine revenue (net of participation expense) of $27.6 million over the prior year as a result of the completion of the Expanded Complex in early 2009, the success of various promotional campaigns and reductions in participations through buyouts of slot machine leases. The increase in food and beverage revenue was driven by the addition and enhancement of several food and beverage locations in late 2008 and early 2009, most notably the “International Buffet.” The increase in hotel revenue over the prior year was due to the fact that the hotel began operating in early 2009. The increase in promotional allowances was primarily attributable to the overall increase in gross revenue, which provides more opportunities for our customers to spend promotional allowances.

          Direct operating expenses. Direct operating expenses decreased by $113.9 million, or 48.8% of net revenues, in the year ended December 31, 2009 over the prior year. The following is a discussion of the principal drivers of trends in direct operating expenses:

•

Casino expenses. Casino-related expenses declined by $2.5 million, or 4.4% of net revenues, during the year ended December 31, 2009, despite growth in casino revenue, primarily as a result of a reduction in labor related expenses due to a restructuring of roles on the gaming floor and the back office whereby we combined certain responsibilities and eliminated certain positions.

•

Gaming taxes. Gaming taxes declined by $7.5 million, or 6.2% of net revenues, during the year ended December 31, 2009 as a result of the impact of the Tax Rollback, as discussed under “Michigan Gaming Taxation and Fees”, Item 1—“Business” and elsewhere in this registration statement.

•

Food and beverage expenses. Food and beverage expenses increased by $6.7 million, or 1.6% of net revenues, during the year ended December 31, 2009 as a result of the growth in food and beverage sales over the prior year, as previously discussed.

•	Hotel expenses. Hotel expenses increased by $6.6 million, or 2% of net revenues, during the year ended December 31, 2009 due to the fact that the hotel began operating in early 2009.

•

Depreciation and amortization expense. Depreciation and amortization expenses increased by $11 million, or 3% of net revenues, during the year ended December 31, 2009 primarily due to the increase in depreciation related to the hotel facility as this asset was placed into service in early 2009.

•

Impairment of Casino Development Rights. The decline in this category was a function of the fact that the prior period included a one-time impairment charge of $128.2 million related to the Casino Development rights intangible asset, as previously discussed.

          Indirect operating expenses. Indirect operating expenses increased by $20.7 million, or 3.1% of net revenues, in the year ended December 31, 2009 over the prior year. The following is a discussion of the principal drivers of trends in indirect operating expenses:

•

Marketing, advertising and entertainment expenses. Marketing, advertising and entertainment expenses increased by $3 million, or 0.7% of net revenues, during the year ended December 31, 2009 primarily as a result of increased spending on television and radio production costs of $5.2 million which were partially offset by reductions in sponsorships of $0.6 million, entertainment-related expenses of $0.5 million, special events of $0.4 million, outdoor advertising of $0.2 million, bus group advertising of $0.2 million and other miscellaneous advertising program expenses of $0.3 million.

•

Facilities expenses. Facilities expense increased by $0.3 million, but declined by 0.8% of net revenues during the year ended December 31, 2009 primarily due to spending increases in utilities services of $0.4 million and repairs and maintenance of $0.2 million, which were partially offset by a reduction in valet costs of $0.2 million and wardrobe expenses of $0.1 million.

•

Bad debt expense. Bad debt expense declined by $1.2 million, or 0.4% of net revenues, during the year ended December 31, 2009 due to the write-off of gaming markers to certain high-limit players during the prior year.

•

General and administrative expenses. General and administrative expenses increased by $1.9 million, but declined by 1.3% of net revenues during the year ended December 31, 2009 compared to the prior year as a result of increases in property tax and insurance expenses of $2.6 million, information technology expenses of $0.8 million, administrative expenses of $0.3 million, MGCB fees of $0.2 million, bank charges of $0.2 million and other licenses and taxes of $0.2 million, which were partially offset by reductions in human resources expenses of $0.6 million, corporate expenses of $0.5 million, casino management fees of $0.4 million, union bonuses of $0.3 million, parking expenses of $0.3 million, security expenses of $0.2 million and purchasing expenses of $0.1 million.

•

City of Detroit Settlement. As more fully discussed under “Michigan Gaming Taxation and Fees”, Item 1—“Business” and elsewhere in this registration statement, among other things, the Amended Settlement Agreement obligates the Debtors to pay a one-time Settlement Payment of $16.6 million (before application of the Settlement Credit as previously discussed) to the City of Detroit in satisfaction of any claims of default under the Development Agreement by the City of Detroit. The Settlement Payment was expensed in its entirety by Greektown Holdings during the year ended December 31, 2009.

•

Pre-opening expenses. Pre-opening expenses during the year ended December 31, 2009 increased by $0.2 million, but remained flat as a percentage of net revenues, primarily as a result of the addition of hotel staff in the months leading up to the hotel opening in early 2009.

•

Other indirect expenses. Other indirect expenses declined by $0.2 million, or 0.1% of net revenues, during the year ended December 31, 2009 primarily as a result of certain cost savings initiatives that were implemented in 2009, including the closure of the gift shop.

          Consulting company success fees. Fine Point success fees increased by approximately $6.2 million for the year ended December 31, 2009 over the prior year due to the fact that Greektown Holdings only incurred reorganization expenses in the prior year from the Petition Date through December 31, 2008.

          Reorganization expenses. Reorganization expenses increased by $17 million during the year ended December 31, 2009 over the prior year primarily due to higher legal and consulting professional fees correlated with activities in the bankruptcy cases and the fact that the reorganization expenses for the prior year only included reorganization expenses from the Petition Date of May 29, 2008 through December 31, 2008.

          Other expense. Other expense increased by $31.3 million or 7.0% of net revenues during the year ended December 31, 2009 over the prior year. The following is a discussion of the primary drivers of the trends in other expense.

•

Interest expense. Interest expense increased by $31.4 million, or 7.6% of net revenues, as a result of higher borrowings primarily as a result of the funding of the completion of the construction of the Expanded Complex and the impact of the higher interest rate associated with the DIP Facility.

•

Amortization of finance fees and accretion of discount on senior notes. This category increased by $2.7 million, or 0.3% of net revenues, as a result of the write-off of deferred financing costs associated with the DIP Facility.

•

Unrealized loss on interest rate swaps. The unrealized loss on interest rates swaps decreased by $2.7 million, or 0.9% of net revenues, during the year ended December 31, 2009 due to the termination of interest rate swaps upon the commencement of the bankruptcy cases on the Petition Date.

          Provision for state income taxes. The provision for state income taxes decreased by $3.4 million, or 1.3% of net revenues, during the year ended December 31, 2009 over the prior year primarily as a result of the timing of capital purchases relative to the Expanded Complex.

     Year Ended December 31, 2008 Compared to the Year Ended December 31, 2007

          Net revenues. Net revenues decreased by $27.9 million in the year ended December 31, 2008 over the comparable period in the prior year driven by a reduction in gross revenue of $26.8 million and an increase in promotional allowances of $1.1 million. The reduction in gross revenue was due to reductions in casino revenue of $24.4 million, decreases in food and beverage sales of $2.1 million and decreases in other revenue of $0.3 million. The decline in casino revenue during this period was driven by reductions in revenue from table games of $15.1 million and reductions in revenue from slot machines, net of participation expenses, of $10.0 million, which were partially offset by a reduction in Club Greektown expense of $0.7 million. The reductions in revenue from table games and slot machines were primarily as a result of MGM Detroit and MotorCity having opened their expanded facilities in 2007 and 2008, respectively, the player dislocation and inconvenience associated with the construction of the Expanded Complex, the relocation and remodeling of the high-limit room and the issues with the construction of the access routes to the casino complex. The increase in promotional allowances was a result of heightened promotional activities in an attempt to bolster casino revenue.

          Direct operating expenses. Direct operating expenses increased by $113.8 million, or 45.7% of net revenues, in the year ended December 31, 2008 compared to the prior year driven by the impairment of Casino Development Rights of $128.2 million as previously discussed, which was partially offset by reductions in casino operating expenses of $5.5 million, gaming taxes of $6.5 million, food and beverage expenses of $1.4 million and a reduction in depreciation and amortization of $1 million. The reductions in casino expenses, gaming taxes and food and beverage-related expenses were a result of the overall decline in casino and food and beverage revenue during the period. The reduction in depreciation and amortization expense was driven largely by the fact that certain gaming-related fixed assets were fully depreciated during the year ended December 31, 2008.

          Indirect operating expenses. Indirect operating expenses decreased by $6.6 million, but remained relatively consistent as a percentage of net revenues, for the year ended December 31, 2008 compared to the year ended December 31, 2007. The following is a description of the primary drivers of the net reduction in indirect operating expenses, including discussion of certain partially offsetting increases in categories of indirect operating expenses:

•

Marketing, advertising and entertainment expenses. Marketing, advertising and entertainment expenses declined by $1.8 million, or 0.4% of net revenues, from the year ended December 31, 2007 to 2008 as a result of reductions in entertainment spending of $1.2 million, a decrease in discretionary television, radio and billboard advertising of $0.4 million, decrease in bus group advertising of $0.2 million and decreased sponsorship spending of $0.5 million, all of which were partially offset by increases in other marketing expenses of $0.5 million, such as the development of marketing collateral, special events and contract services.

•

Facilities expenses. Facilities expenses increased on a net basis by $0.1 million, or 0.6% of net revenues, during the year ended December 31, 2008 primarily due to an increase in utilities expenses of $0.4 million, wardrobe costs of $0.1 million and utilities expenses of $0.3 million, which were partially offset by a reduction in valet costs of $0.7 million.

•

Bad debt expense. Bad debt expense increased by $1.2 million, or 0.4% of net revenues, during the year ended December 31, 2008 relative to the previous year as a result of the write-off of gaming markers to certain high-limit players during the period.

•

General and administrative expenses. General and administrative expenses declined by $3.6 million, but remained relatively flat as a percent of net revenues, as a result of a reduction in parking expenses of $3 million, a reduction in donations of $0.6 million, reduced legal costs of $0.4 million, reduced tribal and board management fees of $0.8 million and the avoidance of expenses related to the Fine Point Consulting Agreement during the year ended December 31, 2008, which amounted to $0.6 million as a result of a successful motion to reject the contract through the bankruptcy process. The decreases in these costs were offset by increases in property tax and insurance costs of $0.9 million, MGCB Annual Assessment fee of $0.3 million, and an increase in general and administrative payroll of $0.6 million.

•

Pre-opening expenses. Pre-opening expenses increased from $0 during the year ended December 31, 2007 to $0.8 million, or 0.3% of net revenues, during the year ended December 31, 2008 as a function of the fact that those expenses were not incurred until the hotel construction was substantially completed during 2008.

•

Lease restoration expense. Lease restoration expense declined by $2.3 million, or 0.7% of net revenues, during the year ended December 31, 2008 compared to the prior year as a result of the fact that the lease restoration charge was taken entirely in the year ended December 31, 2007.

•

Michigan Single Business Tax. Michigan Single Business Tax expense declined by $1.3 million, or 0.4% of net revenues, from the year ended December 31, 2007 to 2008 due to the fact that the State of Michigan repealed the Single Business Tax Act on January 1, 2008.

•

Other indirect expenses. Other indirect expenses increased by $0.3 million, or 0.1% of net revenues, during the year ended December 31, 2008 reflecting increased retail store payroll and other expenses associated with the opening of a larger gift shop during the year.

          Reorganization expenses. Reorganization expenses increased by $11.7 million, or 4.1% of net revenues, from the year ended December 31, 2007 to the year ended December 31, 2008 due to the filing of the bankruptcy cases in May 2008.

          Other expense. Other expense increased by $3.8 million, or 2.8% of net revenues, from the year ended December 31, 2007 to the year ended December 31, 2008. The overall increase in this category was driven by the following trends in the components of other expense:

•

Amortization of deferred finance fees and accretion of discounts on senior notes. This category increased by approximately $6.5 million, or 2.4% of net revenues, in the year ended December 31, 2008 due to additional fees associated with the DIP Facility of $2.2 million and the full amortization of $2.7 million of financing fees and accretion of the discount on senior notes of $1.6 million as a result of the Chapter 11 bankruptcy filing.

•

Interest expense. Interest expense increased by approximately $1.5 million, or 1.7% of net revenues, as a result of the higher rate of interest associated with the DIP Facility following the commencement of the bankruptcy cases in 2008.

•	Interest income. Interest income declined by approximately $0.5 million, or 0.2% of net revenues, during the period primarily as a result of a reduction in interest rate on certificates of deposit.

•

Unrealized loss on interest rate swaps. The unrealized loss on interest rates swaps decreased by $4.7 million, or 1.4% of net revenues, during the year ended December 31, 2008 due to the termination of interest rate swaps upon the commencement of the bankruptcy cases on the Petition Date.

          Provision for state income taxes. The provision for state income taxes increased by $4.2 million, or 1.5% of net revenues, during the year ended December 31, 2008 relative to the prior year as a result of the fact that the Michigan Business Tax was not enacted by the Michigan Legislature until July 2007.

Liquidity and Capital Resources

     Overview

          Our cash requirements have historically been for working capital, obligations under the Development Agreement, gaming taxes, debt service, the improvement of our facilities, including the Expanded Complex, the payment of management fees, tax distributions and, most recently, the funding of reorganization expenses associated with our bankruptcy and fees related to the Fine Point Consulting Agreement. Our interest expense and liquidity demands have increased significantly because of, among other things, our increased indebtedness compared to prior periods due, in part, to the construction of our Expanded Complex, higher interest rates and expenses associated with our reorganization and fees and expenses payable under the Fine Point Consulting Agreement.

          In December 2005, we entered into a loan agreement (the “Pre-petition Credit Facility”) that provided for a $190 million term loan and a $100 million revolving credit facility and we issued $185 million of 10.75% Senior Notes due 2013 (the “Senior Notes”). In April 2007, we increased the availability under the revolving credit portion of the Pre-petition Credit Facility to $125 million. In April 2007, we also entered into a $37.5 million incremental delayed draw term loan to be drawn within one year. However, in connection with our temporary waiver agreement with the lenders under the Pre-petition Credit Facility, we agreed to reduce the commitments under the incremental delayed term loan to zero. As of the Effective Date, the Pre-petition Credit Facility was terminated and the Senior Notes were cancelled.

          On June 9, 2008, following the commencement of the bankruptcy proceedings, we entered into a $150 million DIP facility (the “Original DIP Facility”) in order to finance the remainder of the Expanded Complex and provide funding for working capital and the costs associated with our reorganization. The Original DIP Facility included a delayed draw term loan for $135 million and a revolving credit facility for $15 million. The funds from the delayed draw term loan facility were only available to be used for construction related expenditures, while the funds from the revolving credit facility were available to pay operational and construction related expenses.

          The Original DIP Facility was amended and restated on February 20, 2009 (the “Amended and Restated Original DIP Facility”) to provide up to an additional $46 million in two delayed draw term loans. The Amended and Restated Original DIP Facility was replaced on December 29, 2009 by a $210 million DIP Facility in order to refinance the Amended and Restated Original DIP Facility and to provide funding for working capital and the costs associated with our reorganization. The DIP Facility includes a $190 million term loan and a $20 million delayed draw term loan. There are strict guidelines as to how these funds can be used subject to approval and monitoring by the U.S. Trustee as well as the MGCB. The DIP Facility bears interest at a fixed rate of 14.5% per annum, of which 11% is paid in cash and 3.5% is paid-in-kind. As of December 31, 2009, the term loan was fully drawn and $20 million remained available under the delayed draw term loan. As of March 31, 2010, the Company was in compliance with all financial covenants under the DIP Facility. On the Effective Date, the DIP Facility was repaid.

          For further detail regarding the Original DIP Facility and the Amended and Restated Original DIP Facility, see Note 6—Long-term Debt, Notes Payable, and Debtor in Possession Financing to the Consolidated Financial Statements as of December 31, 2009 and 2008 and the Three Years Ended December 31, 2009 as presented in Item 13 of this registration statement.

          Our cash flows for the years ending December 31, 2009, 2008 and 2007 and the three month periods ended March 31, 2010 and 2009 consisted of the following:

	Year Ended December 31,			Three Months Ended March 31,

	2009	2008	2007	2010	2009

	(In thousands)
Cash flows:
Net cash provided by operating activities	$3,873	$29,616	$27,364	$6,989	$11,390
Net cash used in investing activities	(42,268)	(169,303)	(106,651)	(2,971)	(21,948)
Net cash provided (used in) by financing activities	40,055	144,468	72,836	(9,647)	11,970

Net increase (decrease) in cash and equivalents	$1,660	$4,781	$(6,451)	$(5,629)	$1,412

          Net cash provided by operating activities. Net cash provided by operating activities declined by $4.4 million during the three month period ended March 31, 2010 relative to the comparable period in the prior year as higher disbursements related to reorganization items, interest associated with the DIP Facility and the City of Detroit Settlement more than offset the improved operating performance during the period. Net cash provided by operating activities declined by $25.7 million during the year ended December 31, 2009 compared to the year ended December 31, 2008 as higher interest costs associated with the DIP facility, higher reorganization expenses and higher expenses associated with the Fine Point Consulting Agreement more than offset improved profitability generated primarily as a result of higher gaming, food and beverage and hotel revenues driven principally by the success of promotional activities and the completion of the Expanded Complex. Net cash provided by operating activities improved by $2.3 million for the year ended December 31, 2008 compared to the year ended December 31, 2007 as cash flow generated from working capital changes more than offset reduced profitability as a result of lower casino and food and beverage revenues primarily as a result of the player dislocation and inconvenience associated with the construction of the Expanded Complex, the relocation and remodeling of the high-limit room and the issues with the construction of the access routes to the casino complex as previously discussed. Net cash provided by operating activities for all periods was generated from cash received through our operations reduced by interest expense.

          Net cash used in investing activities. The trends in net cash used in investing activities during the years ended December 31, 2009, 2008 and 2007 and the three month periods ended March 31, 2010 and 2009 were driven primarily by the timing of activities related to the construction of the Expanded Complex, which commenced in 2006 as discussed elsewhere in this registration statement. The reduction in net cash used in investing activities during the three month period ended March 31, 2010 and the year ended December 31, 2009 over the comparable prior year periods reflect the fact that construction of the Expanded Complex was completed in early 2009. The increase in net cash used in investing activities of $62.7 million during the year ended December 31, 2008 reflects the increased availability of financing associated with the DIP Facility following the Petition Date.

          Net cash provided by financing activities. Net cash provided by financing activities decreased by $21.6 million during the three months ended December 31, 2010 driven by a lack of borrowings on the DIP Facility and the payment of financing fees and other expenditures related to the Exit Facility. During the year ended December 31, 2009, net cash provided by financing activities decreased by $104.4 million compared to the comparable period in the prior year due to the lower net proceeds from the DIP facility. Net cash provided by financing activities increased by $71.6 million for the year ended December 31, 2008 compared to the prior year driven primarily by the borrowings under the DIP facility, which was partially offset by a reduction in equity contributions from Kewadin Greektown as discussed more fully in Item 7—“Certain Relationships and Related Transactions, Director Independence.”

Exit Financing

          As previously discussed, on the Effective Date, Greektown issued approximately $385 million of New Senior Secured Notes, resulting in $362 million of net proceeds, and entered into the Revolving Loan with availability of up to $30 million. On the Effective Date, the proceeds from the sale of the New Senior Secured Notes were used to repay all outstanding borrowings under the DIP facility, to repay the pre-petition secured claims, and to make other payments required upon exit from bankruptcy. The proceeds from the sale of the New Senior Secured Notes remaining after the foregoing payments were made, as well as the Revolving Loan, if it is drawn upon, will provide ongoing liquidity to conduct post-reorganization operations. Certain of the Noteholder Plan Proponents purchased, in the aggregate, $200 million of the New Senior Secured Notes, and the members of an ad hoc group of pre-petition secured lenders purchased, in the aggregate, $185 million of the New Senior Secured Notes. With regard to the New Senior Secured Notes, a combination of a commitment fee and an original issue discount applied.

          New Senior Secured Notes

          The New Senior Secured Notes will mature five (5) years from the issuance date.

          The New Senior Secured Notes are secured by a perfected lien and security interest on all the assets of Greektown and all its direct and indirect subsidiaries, excluding, among other things, our gaming license, junior only to the lien and security interest granted to lenders under the Revolving Loan. Subject to certain exceptions, the New Senior Secured Notes is also secured by a pledge of the membership interests and/or capital stock of Greektown Holdings and all its direct and indirect subsidiaries, junior only to the pledge of such interests to the lenders under the Revolving Loan.

          The New Senior Secured Notes bears interest at a fixed rate of 13% per annum, payable semi-annually in arrears.

          Subject to certain exceptions, Greektown will be required to make certain mandatory redemptions of the New Senior Secured Notes with 50% of its consolidated excess cash flow for any fiscal year, beginning in fiscal year ending December 31, 2010 at 103% of the principal being repaid and offer to redeem the New Senior Secured Notes upon a change of control, or with the net proceeds of the sale of certain assets. Greektown will also be entitled to voluntarily redeem the New Senior Secured Notes beginning 2.5 years from the date of delivery at the redemption price of (i) approximately 106.5% of the principal amount thereof for redemptions that occur from the date that is 2.5 years from the date of delivery through the date that is 3.5 years after the date of delivery, (ii) approximately 103.5% of the principal amount thereof for redemptions that occur from the date that is 3.5 years after the date of delivery through the date that is 4 years after the date of delivery, and (iii) 100% of the principal amount thereof at any time thereafter, in each case, plus any accrued interest thereon.

          The New Senior Secured Notes contain covenants limiting the ability of Greektown and/or its direct and indirect subsidiaries (and in certain instances Greektown Superholdings) to, among other things, (i) engage in businesses other than the operation of Greektown Casino; (ii) incur or guarantee additional indebtedness; (iii) create liens; (iv) make certain investments; (v) pay dividends on or make payments in respect of capital stock; (vi) consolidate or merge with other companies; (vii) sell certain assets; (viii) enter into transactions with affiliates; (ix) agree to negative pledge clauses and (x) enter into sales and leasebacks. Failure to comply with the covenants under the New Senior Secured Notes or the Revolving Loan could result in a default under the applicable documents unless Greektown obtains a waiver of, or otherwise mitigates, the default.

          Events of default under the New Senior Secured Notes will occur if Greektown and/or its direct and indirect subsidiaries, among other things, (i) fails to pay principal, interest, fees or other amounts when due; (ii) breaches any covenants which are not cured within a stated cure period; (iii) defaults under certain other indebtedness; (iv) is subject to certain judgments; (v) fails to keep liens or security interests valid;

(vi) becomes bankrupt or insolvent; (vii) impairs any collateral to the loans; (viii) ceases to own the casino complex; or (ix) loses its gaming or certain other licenses, or the legal authority to conduct gaming activities. A default could result in an acceleration of the New Senior Secured Notes and acceleration of amounts outstanding thereunder.

          Revolving Loan

          On the Effective Date, Greektown Superholdings entered into the Revolving Loan. The Revolving Loan is a three and one half year revolving credit facility in an aggregate principal amount initially of up to $20 million (increasing to $30 million upon the discharge and release of existing mortgages on the Trappers Parcel (as defined below) securing indebtedness owed by third parties (the “Trappers Mortgage Release”)), including $5 million for the issuance of standby letters of credit. Maximum expiration of individual letters of credit is twelve months after the issuance thereof or, if earlier, the maturity of the Revolving Loan. The Revolving Loan was undrawn as of the Effective Date.

          The Revolving Loan is secured by a perfected first priority lien and security interest on all the assets of Greektown Superholdings and all its direct and indirect subsidiaries, excluding, among other things, our gaming license.

          Borrowings under the Revolving Loan initially will bear interest at an annual rate of LIBOR plus 3.50% or the higher of Comerica Bank’s prime reference rate or 2.5% plus 0.75%. Upon the Trappers Mortgage Release, the Revolving Loan will bear interest at an annual rate of LIBOR plus 1.75% (if the Leverage Ratio (as defined below) is less than 4 to 1) or 2.25% (if the Leverage Ratio is greater than or equal to 4 to 1) or at an annual rate of (a) the higher of (i) Comerica Bank’s prime reference rate and (ii) 2.50% minus (b) 0.50% (if the Leverage Ratio is greater than or equal to 4 to 1) or 1% (if the Leverage Ratio is less than 4 to 1). There is a facility fee of 0.50% per annum on the aggregate revolving credit commitment amount payable quarterly in arrears commencing on July 1, 2010 (in respect of the prior fiscal quarter or portion thereof), and on the first day of each fiscal quarter thereafter. There is also a non-refundable letter of credit fee of 1.75% (if the Leverage Ratio is less than 4 to 1) or 2.25% (if the Leverage Ratio is greater than or equal to 4 to 1) per annum on the face amount of each letter of credit payable quarterly in advance. “Leverage Ratio” means as of the last day of any fiscal quarter of Greektown Superholdings, the ratio of an amount equal to, on a consolidated basis, the sum of all of the funded debt of Greektown Superholdings and its subsidiaries as of such date, excluding all subordinated debt, to consolidated EBITDA (as defined below) for the four fiscal quarters then ending. Adjustments to applicable margin and the applicable letter of credit fee rate will be implemented quarterly based on the Leverage Ratio and both shall be set at 3.50% until the discharge and release of existing mortgages on a small parcel of real property underlying a portion of our casino operations securing indebtedness owed by third parties, following which both shall be set to 1.75% until the first day of the first month following the delivery of Greektown Superholdings’ financial statements for the fiscal quarter ending June 30, 2011.

          The Revolving Loan requires mandatory prepayments in an amount equal to (i) 100% of the net proceeds of the permitted sale of assets (subject to certain exclusions and permitted reinvestments), (ii) 100% of the net proceeds of any recovery from insurance arising from an event of loss (subject to certain exclusions and permitted reinvestments), and (iii) 100% of the net proceeds for the issuance of any debt or equity securities (subject to certain exclusions). Except with respect to certain asset sales, mandatory prepayments will not reduce revolving credit commitments.

          The Revolving Loan contains a number of covenants that, among other things, restrict, subject to certain exceptions and materiality thresholds, our ability and the ability of our subsidiaries to sell assets and property, incur additional indebtedness, create liens on assets, make investments, loans, guarantees or advances, make distributions, dividends or payments on account of, or purchase, redeem or otherwise acquire, any of our capital stock, prepay certain indebtedness, engage in acquisitions, mergers or consolidations, engage in transactions with affiliates, amend agreements governing our indebtedness, including the notes, make capital expenditures, enter into negative pledges, change our fiscal year and change our name, jurisdiction of incorporation or location at which any Collateral is stored. We have also agreed to complete the Trappers Mortgage Release within one year following the Effective Date.

          In addition, the Revolving Loan contains a financial covenant pursuant to which Greektown Superholdings must maintain as of each Test Date, a Fixed Charge Coverage Ratio of not less than 1.05 to 1 (measured from the Effective Date until the applicable determination date for all fiscal quarters ending on or before March 31, 2011 and thereafter, on a trailing twelve month basis). “Test Date” means (i) the last day of each fiscal year of Greektown Superholdings, and (ii) the last day of each fiscal quarter, if the sum of the average daily outstanding advances plus the aggregate undrawn face amount of all issued, outstanding and unexpired letters of credit under the Revolving Loan exceeded $7,500,000 during such quarter or if there are any advances outstanding under the Revolving Loan on the last day of such fiscal quarter. “Fixed Charge Coverage Ratio” means EBITDA divided by the sum, without duplication, of (i) cash interest expense, (ii) principal payments, (iii) cash income tax payments, (iv) restricted payments paid or payable in cash, (v) unfinanced capital expenditures, and (vi) capitalized lease payments. For the September 30, 2010, December 31, 2010 and March 31, 2011 measuring periods, unfinanced capital expenditures will not exceed $3,000,000, $6,000,000 and $9,000,000, respectively. “EBITDA” means, for any period of determination, net income for the applicable period plus, without duplication and only to the extent deducted in determining net income, (i) depreciation and amortization expense for such period, (ii) interest expense, whether paid or accrued, for such period, (iii) all income taxes for such period, and (iv) certain unusual and non-recurring charges occurring within twelve months of the Effective Date.

          An event of default under the Revolving Loan will occur if Greektown Superholdings and/or its direct and indirect subsidiaries, among other things, (i) fails to pay principal, reimbursement obligations with respect to any letter of credit, interest, fees or other amounts when due (with cure periods applicable to non-payment of interest, fees or other amounts); (ii) breaches any covenants which are not cured within a stated cure period or any representations and warranties in any material adverse respect; (iii) defaults under certain other indebtedness; (iv) is subject to certain judgments for the payment of money; (v) fails to keep any material provision of any loan document valid, binding and enforceable; (vi) is subject to any change of control; (vii) becomes bankrupt or insolvent; (viii) loses any of its gaming licenses to the extent such loss is reasonably likely to cause a material adverse effect; (ix) becomes the subject of an enforcement action taken by a holder of an encumbrance on the Trappers Parcel if such enforcement action has not been dismissed or terminated within 60 days after commencement; or (x) is prohibited from conducting gaming activities for a period of greater than thirty consecutive days. A default could result in, among other things, a termination of the revolving credit commitment and acceleration of amounts outstanding under the Revolving Loan.

          A small parcel of real property underlying a portion of our casino operations (the “Trappers Parcel”) is encumbered by mortgages which secure indebtedness owed to Greektown Casino and third parties. While we believe that these third party liens were discharged pursuant to the terms of the Plan, the liens established by these mortgages have not been removed from the title record or insured by the title company. Historical subordination agreements from the third parties holding such mortgages exist whereby such parties have agreed not to exercise remedies until Greektown Casino has exercised such remedies under a mortgage in favor of Greektown Casino on the same parcel. Further, we have agreed to collaterally assign the mortgage in favor of Greektown Casino as well as a mortgage under which a pre-bankruptcy affiliate of Greektown Casino is the borrower (but as to which Greektown Casino is also the beneficiary of a collateral assignment to secure the mortgage in favor of us) to the lenders under the Revolving Loan on a first-priority basis and to the holders of the New Senior Secured Notes on a second-priority basis. However, if the subordination agreements and the collateral assignment of the mortgage in favor of Greektown Casino and under which Greektown Casino’s pre-bankruptcy affiliate is the borrower were determined not to be enforceable, such mortgages could be deemed to have a higher priority than the mortgage on such property that we granted to holders of the New Senior Secured Notes. In the event that the holders of such mortgages are able to exercise their rights under such mortgages, they would be entitled, among other remedies, to foreclose such liens, which could result in Greektown Casino’s loss of title to such property. Pending the discharge of the liens on the Trappers Parcel, availability under the Revolving Loan is limited to $20 million, and the failure to resolve the issue within one year of the Effective Date will result in a default under the Revolving Loan unless otherwise waived.

          In addition to the Exit Financing, we issued shares of our preferred stock under the Plan as described under Item 1— “Business—Bankruptcy Considerations.”

Contractual Obligations and Commercial Commitments

          As of December 31, 2009, Greektown Holdings had the following contractual obligations and commercial commitments:

	Payment Due By Period

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

	(In thousands)
DIP Facility(1)	$190,037	$190,037	$—	$—	$—
Pre-Petition Credit Facility(2)	342,054	342,054	—	—	—
10.75% Senior Notes(3)	226,332	226,332	—	—	—
Interest Rate Swap Agreements(4)	12,020	12,020	—	—	—
City of Detroit Settlement(5)	13,547	13,547	—	—	—
Development Agreement(6)	*	*	*	*	*
Lawsuit Settlement Obligation(7)	23,000	1,000	2,000	2,000	18,000
Capital Lease Obligations(8)	9,044	336	672	672	7,364

Total	$817,034	$785,326	$2,672	$2,672	$26,364

(1)

Amount reflects the principal balance and PIK interest on the DIP Facility as of December 31, 2009. Pursuant to the Plan, the principal balance of the DIP Facility, together with accrued interest thereon, were settled in cash on the Effective Date from the proceeds of the Exit Financing and Rights Offering.

(2)

Amount represents the principal balance of the Pre-Petition Credit Facility, including the pre-petition senior secured revolving line of credit, term B facility, incremental term B facility and letter of credit facility, together with accrued interest thereon, as of December 31, 2009. Pursuant to the Plan, the principal balance of the Pre-Petition Credit Facility, together with accrued interest thereon, were settled in cash on the Effective Date from the proceeds of the Exit Financing and the Rights Offering.

(3)

Amount represents the principal balance of the 10.75% Senior Notes together with accrued interest thereon as of December 31, 2009, which is classified as liabilities subject to compromise on our balance sheets in our Consolidated Financial Statements as presented in Item 15 of this registration statement. The holders of Senior Notes received all of the shares of our Common Stock issued pursuant to the Plan and rights to purchase their pro rata share (based on the principal amount of Senior Notes held by such holders) of our Preferred Stock issued in the Rights Offering plus interests in the Litigation Trust.

(4)

Amount represents the principal amount of swap termination obligations as of December 31, 2009. Pursuant to the Plan, the principal balance of the swap termination obligations, together with accrued interest thereon, were settled in cash on the Effective Date from the proceeds of the Exit Financing and the Rights Offering.

(5)

As more fully described in “Michigan Gaming Taxation and Fees”, Item 1—“Business” and elsewhere in this registration statement, the Amended Settlement Agreement obligates the Debtors to pay a Settlement Payment to the City of Detroit in satisfaction of any claims of default under the Development Agreement by the City of Detroit.

(6)

The Development Agreement requires us to pay the City of Detroit a daily fee in the amount of 1% of adjusted gross receipts, which will increase to 2% of adjusted gross receipts if our adjusted gross receipts exceed $400 million in any calendar year, beginning on the day such receipts are reached and continuing thereafter. We have not included these amounts in the table as the payments are conditioned on future adjusted gross receipts that are not determinable at this time. In addition, if and when the $400 million gross receipt number is satisfied, we will be required to pay a one-time fee of $4 million to the City of Detroit, which we did not include in the table above as we cannot determine whether we will exceed the $400 million in adjusted gross receipts for any particular year.

(7)

As discussed in note 15 to our Consolidated Financial Statements as of December 31, 2009 and 2009 and for the three years ended December 31, 2009 contained herein, a settlement agreement was reached in various lawsuits that were filed challenging the constitutionality of the Casino Development Competitive Selection Process Ordinance. As of December 31, 2009, payments totaling $17 million have been made against this settlement obligation. Inclusive of interest, total payments of $23 million payable in annual installments of $1 million remain outstanding under the lawsuit settlement agreement. This obligation was treated as a general unsecured claim under the Plan, which generally provided that holders of allowed claims in the general unsecured classes will receive their pro rata portion of $10 million in cash following the Effective Date, plus a share of Litigation Trust proceeds.

(8)

We lease a portion of the Expanded Complex known as the St. Mary’s School Building. In accordance with the provisions of the Leases topic of the ASC, we account for this lease as a capital lease. The amounts listed reflect the minimum contractual lease payments from December 31, 2009 forward under the lease agreement.

As of the Effective Date, our contractual obligations and commercial commitments are as follows:

	Payment Due By Period

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

	(In thousands)
Exit Financing—New Senior Secured Notes(1)	$385,000	$—	$—	$385,000	$—
Interest on New Senior Secured Notes(2)	250,250	50,050	100,100	100,100	—
Exit Financing—Revolving Loan(3)	30,000	—	—	30,000	—
Payments to Unsecured Distribution Fund Under Plan(4)	10,000	10,000	—	—	—
Development Agreement(5)	*	*	*	*	*
Capital Lease Obligations(6)	8,876	336	672	672	7,196

Total	$684,126	$60,386	$100,772	$515,772	$7,196

(1)

With respect to principal amortization, Greektown Superholdings will be required to redeem the New Senior Secured Notes in an amount equal to 50% of Consolidated Excess Cash Flow (to be defined in the definitive documentation as EBITDA less capital expenditures, less cash interest expense, less cash tax expense) for such fiscal year, beginning with the fiscal year ending December 31, 2010. All such Consolidated Excess Cash Flow redemption payments are to be made at 103% of principal being repaid. We did not include anticipated principal amortization based on Consolidated Excess Cash Flow in this schedule as these amounts are conditioned on Greektown Superholdings achieving future EBITDA figures that are not determinable at this time. Rather, all principal amortization for purposes of this calculation is assumed to take place upon expiration of the New Senior Secured Notes five years from the Effective Date.

(2)	For the purposes of this calculation, interest payments were calculated by applying an interest rate of 13%, which is the rate of the New Senior Secured Notes.

(3)

For purposes of this calculation, we have assumed that the entire $30 million commitment amount has been drawn and that there are no amortization payments required with respect to the Revolving Loan. Amounts listed are based on the payment of the full commitment amount upon expiration of the Revolving Loan. We did not include anticipated interest on the Revolving Loan in this schedule as interest payments are based on amounts outstanding under the Revolving Loan which may vary and, therefore, such interest payments are not determinable at this time. Note that the Revolving Loan initially has availability of $20 million, and upon the Trappers Mortgage Release, the amount available under the Revolving Loan will increase to $30 million

(4)

Pursuant to the Plan, Greektown Superholdings is required to fund $10 million in cash into the Unsecured Distribution Fund for distribution to Holders of Allowed General Unsecured Claims in the General Unsecured Classes as defined in the Plan in four equal installments of $2.5 million, the first of which will be paid on the date that is three months after the Effective Date, the second on the date that is six months after the Effective Date, the third on the date that is nine months after the Effective Date and the fourth on the date that is one year after the Effective Date.

(5)

The Development Agreement requires us to pay the City of Detroit a daily fee in the amount of 1% of adjusted gross receipts, which will increase to 2% of adjusted gross receipts if our adjusted gross receipts exceed $400 million in any calendar year, beginning on the day such receipts are reached and continuing thereafter. We have not included these amounts in the table as the payments are conditioned on future adjusted gross receipts that are not determinable at this time. In addition, if and when the $400 million gross receipt number is satisfied, we will be required to pay a one-time fee of $4 million to the City of Detroit, which we did not include in the table above as we cannot determine whether we will exceed the $400 million in adjusted gross receipts for any particular year.

(6)

We lease a portion of the Expanded Complex known as the St. Mary’s School Building. In accordance with the provisions of the Leases topic of the ASC, we account for this lease as a capital lease. The amounts listed reflect the minimum contractual lease payments from the Effective Date forward under the lease agreement.

Recently Issued Accounting Standards

          Effective July 1, 2009, the FASB issued the ASC, which became the single official source of authoritative, nongovernmental GAAP. The historical GAAP hierarchy was eliminated and the ASC became the only level of authoritative GAAP, other than guidance issued by the SEC. All other literature became non-authoritative. The ASC is effective for financial statements issued for interim and annual periods ending after September 15, 2009. As the ASC was not intended to change or alter existing GAAP, it will not have any impact on our consolidated financial position, results of operations and cash flows.

          In September 2006, the FASB issued a new standard that defines fair value, establishes a framework for measuring fair value in GAAP and expands the disclosure requirements regarding fair value measurements. The standard does not introduce new requirements mandating the use of fair value.

          The new standard defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” The definition is based on an exit price rather than an entry price, regardless of whether the entity plans to hold or sell the asset.

          The topic also establishes presentation and disclosure requirements in order to facilitate comparisons between entities choosing different measurement attributes for similar types of assets and liabilities. This standard does not affect existing accounting requirements for certain assets and liabilities to be carried at fair value. Greektown Holdings adopted the provisions of this standard as it relates to financial assets and liabilities on January 1, 2008 and as it relates to non-financial assets and liabilities on January 1, 2009.

          The adoption of this standard did not have a material impact on Greektown Holdings’ consolidated financial statements.

          In March 2008, the FASB issued a new pronouncement which seeks to enhance disclosure about how and why a company uses derivative and hedging activities, how derivative instruments and related hedged items are accounted for (and the interpretations of that topic) and how derivatives and hedging activities affect a company’s financial position, financial performance and cash flows. This standard is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The adoption of this standard did not have a material impact on Greektown Holdings consolidated financial statements.

          In May 2009, the FASB issued a new standard regarding subsequent events which introduces the concept of financial statements being available to be issued. This standard is effective for fiscal years and interim periods beginning after June 15, 2009. During the second quarter of 2009, Greektown Holdings adopted the provisions of the Subsequent Events topic of the ASC, which established general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. The adoption of the topic did not have a material impact on Greektown Holdings’ consolidated financial position, results of operations or cash flows. See Note 2—Summary of Significant Accounting Policies to the Consolidated Financial Statements in Item 13 of this registration statement.

Inflation

          We believe that general inflation had no significant impact on our business, results of operations, financial condition or cash flows during the years ended December 31, 2009, 2008 or 2007 and three months ended March 31, 2010 and 2009. Absent changes in competitive and economic conditions in Detroit or specific events affecting the hotel and casino industry generally, we do not expect that inflation will have a significant impact on our operations in the future. Changes in specific prices, such as fuel and transportation prices, relative to the general rate of inflation may have a material adverse effect on the hotel and casino industry in general and, therefore, our business, results of operations, financial condition and cash flows.

Business Seasonality

          Our gaming operations are affected by the weather. We have experienced downturns in customer volume during the summer months and increases in volume during winter months, although we do experience lower volume during severe winter storms. These seasonal and adverse weather conditions in the Detroit metropolitan area may discourage potential customers from visiting us. We believe we have also experienced downturns in customer volume as a consequence of nearby road repairs and construction, which generally occur in the spring, summer and fall, as well as during various sporting or entertainment events in downtown Detroit.

Quantitative and Qualitative Disclosures About Market Risk

          Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates, foreign exchange and commodity prices. We do not believe we are subject to material risk from adverse changes in foreign exchange or commodity prices. We are subject to market risk from adverse changes in interest rates.

          Borrowings under the Revolving Loan bear interest at a variable rate. See “Liquidity and Capital Resources” above. If interest rates were to increase, interest expense with respect to the Revolving Loan borrowings would increase, however, the extent of such increase cannot be determined at this time.

          We do not enter into derivative contracts for trading or speculative purposes, but we expect to enter into derivatives, particularly interest rate swaps, to protect interest rate exposure arising from our borrowings under the Revolving Loan by effectively swapping them into fixed rates.

ITEM 3. PROPERTIES

          We own the land on which Greektown Casino (including the Expanded Complex) is located through Greektown LLC, except with respect to a portion of the Expanded Complex known as the St. Mary’s School Building which we lease from Adam J. Maida, Roman Catholic Archbishop of the Archdiocese of Detroit. We also own various parking lots and garages that we own through either Greektown LLC, Contract Builders or Realty Equity. We believe that all of our current facilities are in good condition and are suitable and adequate for the purposes for which they are used.

          In the past, we have also entered into non-cancelable operating leases, primarily for office and for warehouse space, equipment and vehicles; certain of these leases include escalation clauses relating to the Consumer Price Index, utilities, taxes and other operating expenses. Rental expense under these agreements for the years ended December 31, 2009, 2008 and 2007 and for the three months ended March 31, 2010 and 2009 was $80,000, $423,000, $2,662,000, $24,000 and $15,000, respectively. The rental expenses in 2007 included the expense of renting lots for parking prior to Greektown LLC’s construction and opening of its own parking garage. None of these agreements are currently in effect.

          We lease certain portions of our owned facilities to third parties under operating leases, primarily for retail use. Rental income under these leases for the years ended December 31, 2009, 2008 and 2007 and three months ended March 31, 2010 and 2009 was $506,000, $660,000, $778,000, $113,000 and $141,000, respectively.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

          The following table sets forth the beneficial ownership of Greektown Superholdings’ Common Stock and Preferred Stock as of the Effective Date for (i) each person who is a member of our board of directors (the “Board”), (ii) each person who is expected to be a member of the Board following approval by the MGCB, (iii) each named executive officer, (iv) each person known to Greektown Superholdings to be the beneficial owner of more than 5% of the Common Stock or Preferred Stock and (v) the Board (including those expected to be members of the Board following approval by the MGCB) and the named executive officers of Greektown Superholdings as a group. Beneficial ownership is determined according to the rules of the SEC, and generally a person has beneficial ownership of a security if he possesses sole or shared voting or investment power of that security, and includes any securities that a person has the right to acquire beneficial ownership within 60 days. Information with respect to beneficial owners of more than 5% of the Common Stock or Preferred Stock is based on completed questionnaires and related information provided by such beneficial owners as of March 15, 2010. Except as indicated, all shares of Common Stock and Preferred Stock were owned directly as of the Effective Date, and the person or entity listed as the beneficial owner has sole voting and investment power. The address for each director and executive officer is c/o Greektown Superholdings, Inc., 555 East Lafayette, Detroit, Michigan 48226.

	Series A-1 Common Stock		Series A-1 Preferred Stock			Series A-2 Preferred Stock		Total		Voting(10)

Name, Position and Address of Beneficial Owner	Number Beneficially Owned	% of Total Series A-1 Common Stock	Number Beneficially Owned		% of Total Series A-1 Preferred Stock	Number Beneficially Owned	% of Total Series A-2 Preferred Stock	Total Number of Capital Stock Beneficially Owned	% of Total Capital Stock	% of Voting Capital Stock

John Bitove, Director	—	—	—		—	—	—	—	—	—
George Boyer, Director(1)	—	—	—		—	—	—	—	—	—
Michael E. Duggan, Director	—	—	—		—	—	—	—	—	—
Benjamin Duster, Director	—	—	—		—	—	—	—	—	—
Joel I. Ferguson, Director	—	—	—		—	—	—	—	—	—
Freman Hendrix, Director	—	—	—		—	—	—	—	—	—
Yvette E, Landau, Director	—	—	—		—	—	—	—	—	—
Cliff J. Vallier, President, Chief Financial Officer and Treasurer	—	—	—		—	—	—	—	—	—
All Board directors and named executive officers as a group	—	—	—		—	—	—	—	—	—
John Hancock Bond Fund(2)	885	0.63%	17,280		1.08%	—	—	18,165	0.85%	1.12%
John Hancock Income Securities Trust(2)	768	0.55%	14,991		0.93%	—	—	15,759	0.74%	0.97%
John Hancock Investors Trust(2)	978	0.70%	19,074		1.19%	—	—	20,052	0.94%	1.24%
John Hancock Funds III Leveraged Companies Fund(2)	92	0.07%	1,563		0.10%	—	—	1,655	0.08%	0.10%
John Hancock Funds II Active Bond Fund(2)	166	0.12%	3,249		0.20%	—	—	3,415	0.16%	0.21%
John Hancock Funds Trust Active Bond Trust(2)	821	0.59%	16,024		1.00%	—	—	16,845	0.79%	1.04%
Manulife Global Funds U.S. Bond Fund(2)	38	0.03%	739		0.05%	—	—	777	0.04%	0.05%
Manulife Global Fund US Special Bond Fund(2)	148	0.11%	2,879		0.18%	—	—	3,027	0.14%	0.19%
Manulife Global Fund Strategic Income(2)	64	0.05%	1,255		0.08%	—	—	1,319	0.06%	0.08%
John Hancock Trust Strategic Income Trust(2)	269	0.19%	6,111		0.38%	—	—	6,380	0.30%	0.39%
John Hancock Funds II High Income Fund(2)	7,894	5.64%	154,240		9.61%	—	—	162,134	7.58%	10.01%
John Hancock Funds II Strategic Income Fund(2)	3,049	2.18%	58,712		3.66%	—	—	61,761	2.89%	3.81%
John Hancock High Yield Fund(2)	18,487	13.21%	300,282	(7)	18.70%	—	—	318,769	14.90%	10.90%
John Hancock Strategic Income Fund(2)	8,565	6.12%	164,947		10.27%	—	—	173,512	8.11%	10.71%

	Series A-1 Common Stock		Series A-1 Preferred Stock		Series A-2 Preferred Stock			Total		Voting(10)

Name, Position and Address of Beneficial Owner	Number Beneficially Owned	% of Total Series A-1 Common Stock	Number Beneficially Owned	% of Total Series A-1 Preferred Stock	Number Beneficially Owned		% of Total Series A-2 Preferred Stock	Total Number of Capital Stock Beneficially Owned	% of Total Capital Stock	% of Voting Capital Stock

Oppenheimer Strategic Income Fund(3) (4)	8,268	5.91%	109,250	6.80%	—		—	117,518	5.49%	7.26%
Oppenheimer Champion Income Fund(4)	3,150	2.25%	41,630	2.59%	—		—	44,780	2.09%	2.76%
Oppenheimer Strategic Bond Fund V/A(4)	3,451	2.47%	45,600	2.84%	—		—	49,051	2.29%	3.03%
Oppenheimer High Income Fund V/A(4)	874	0.62%	11,550	0.72%	—		—	12,424	0.58%	0.77%
ING Oppenheimer Strategic Income Port(4)	549	0.39%	7,250	0.45%	—		—	7,799	0.36%	0.48%
Oppenheimer Funds, Inc.(4)	16,292	11.64%	215,280	13.41%	—		—	231,572	10.81%	14.30%
Brigade Leveraged Capital Structures Fund Ltd(5)	12,876	9.20%	94,999	5.92%	210,894	(8)	53.57%	318,769	14.90%	7.41%
Brigade Capital Management, LLC(5)	12,876	9.20%	94,999	5.92%	210,894	(8)	53.57%	318,769	14.90%	7.41%
SOLA Ltd(6)	—	—	136,000	8.47%	182,769	(9)	46.43%	318,769	14.90%	8.65%
Solus Core Opportunities Master Fund Ltd(6)	—	—	155,000	9.65%	—		—	155,000	7.25%	9.57%

(1)

Mr. Boyer is entitled to receive (i) restricted stock of Greektown Superholdings valued at $112,500, which will vest quarterly over the 12-month period following the Effective Date and (ii) restricted stock of Greektown Superholdings valued at $225,000, which will vest ratably over a three-year period beginning on the first anniversary of the Effective Date. The number of shares he will be receiving has not yet been determined.

(2)	Address: 101 Huntington Avenue, H-7, Boston, MA 02199.

(3)	Address: 6803 S. Tucson Way, Centennial, CO 80112.

(4)

Oppenheimer Funds, Inc. is the beneficial owner of all the shares held by Oppenheimer Strategic Income Fund, Oppenheimer Champion Income Fund, Oppenheimer Strategic Bond Fund V/A, Oppenheimer High Income Fund V/A and ING Oppenheimer Strategic Income Portfolio and shares 100% of the power to vote on the shares held by each of these four funds with each such fund. Address: 6803 S. Tucson Way, Centennial, CO 80112. The number of shares reported in the above table under the row of Oppenheimer Funds, Inc. includes, and reflects the aggregate number of, shares held by Oppenheimer Strategic Income Fund, Oppenheimer Champion Income Fund, Oppenheimer Strategic Bond Fund V/A, Oppenheimer High Income Fund V/A and ING Oppenheimer Strategic Income Portfolio.

(5)

Brigade Capital Management, LLC is the beneficial owner of all the shares held by Brigade Leveraged Capital Structures Fund Ltd. The number of shares reported in the above table under the row of Brigade Capital Management, LLC includes the number of shares held by Brigade Leveraged Capital Structures Fund Ltd. Address: 399 Park Avenue, 16th Floor, New York, New York 10022.

(6)	Address: 430 Park Avenue, 9th Floor, New York, NY 10022.

(7)	Includes warrants to acquire 142,190 shares of Series A-1 Preferred Stock exercisable within 60 days of the Effective Date.

(8)	Includes warrants to acquire 89,218 shares of Series A-2 Preferred Stock exercisable within 60 days of the Effective Date.

(9)	Includes warrants to acquire 142,190 shares of Series A-2 Preferred Stock exercisable within 60 days of the Effective Date.

(10)

The voting percentages differ from the beneficial ownership percentages in the total capital stock because (i) different series of shares of Greektown Superholdings have different voting rights, and (ii) no capital stock underlying any Warrants (as defined in Item 11—“Description of the Registrant’s Securities To Be Registered”), regardless of when exercisable, were included in the calculation of the voting percentage as the Warrants do not entitle the holder to any voting rights. For further description of the different voting rights by different series of shares, please see: Item 11—“Description of the Registrant’s Securities To Be Registered.”

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS

          The following table sets forth the individuals that are currently members of the Board, as well as individuals that we anticipate will be members of the Board upon receiving MGCB approval. These individuals were selected by the Put Parties in consultation with the other Noteholder Plan Proponents. George Boyer was the sole member of the Board until the Effective Date. John Bitove, George Boyer and Yvette E. Landau were approved at a meeting of the MGCB on June 28, 2010. Michael E. Duggan, Benjamin C. Duster, IV, Joel I. Ferguson and Freman Hendrix will be considered for approval by the MGCB at a later date or dates, subject to completion of a review of their application by the staff of the MGCB. To the extent any individual is rejected by the MGCB, such individual will not serve on the Board. Our shareholders did not vote on the election of our initial Board.

Name	Age	Position

John Bitove	49	Director
George Boyer	58	Director
Michael E. Duggan	51	Director
Benjamin C. Duster, IV	49	Director
Joel I. Ferguson	71	Director
Freman Hendrix	59	Director
Yvette E. Landau	53	Director

Director Biographies

          John Bitove. Mr. Bitove has been Executive Chairman and Chief Executive Officer of DAVE Wireless, Inc., a startup national wireless telecom company in Canada, since 2009. Mr. Bitove has also been the Executive Chairman of Canadian Satellite Radio Holdings (CSR) Inc. (TSX: XSR), which operates as XM Canada, broadcasts across Canada and programs 13 Canadian channels that are carried in the United States, since 2005. He has also been the Executive Chairman and Chief Executive Officer of Scott’s Real Estate Investment Trust (TSX: SRQ.UN), a Canadian “small-box” retail property owner which currently owns and leases 207 commercial properties in major provinces across Canada since 2005, and the Executive Chairman of Priszm Income Fund (TSX: QSR.UN), which owns and operates over 400 KFC, Taco Bell and Pizza Hut restaurants in seven provinces in Canada, since 1999. Mr. Bitove was the volunteer President and Chief Executive Officer of Toronto’s bid for 2008 Olympic Games and was the head of the organizing committees that brought the World Indoor Athletics Championships and World Championships of Basketball to Canada in 1993 and 1994. In 1993, he founded the Toronto Raptors of the NBA and created the Air Canada Centre, Toronto’s major indoor sports and entertainment venue, in which he sold his interests in 1997.

          George Boyer. Mr. Boyer was President and Chief Operating Officer of MGM Grand Detroit from 2002 to 2008 and a member of the development team for the permanent casino, which opened in 2007. Previously, he served as President of another MGM Mirage subsidiary company and held other senior leadership positions in Las Vegas. MGM Mirage is an entertainment company headquartered in Las Vegas that owns resort-casinos, restaurants, residential living and retail departments in Nevada and Michigan. Before Mr. Boyer joined the gaming industry, he held various audit positions at the Philadelphia Stock Exchange and the United States General Accounting Office from 1976 through 1986. Currently, Mr. Boyer is also an audit committee member and director of First Mercury Financial Corporation (NYSE: FMR), a property and casualty insurance company based in Southfield, Michigan.

          Michael E. Duggan. Mr. Duggan has been President and Chief Executive Officer of Detroit Medical Center since January 2004, overseeing eight hospitals and 12,000 employees. Prior to that, Mr. Duggan served as the Wayne County Prosecutor from 2001 to 2003. From 1987 to 2000, Mr. Duggan was Deputy Wayne County Executive, during which period he oversaw ten departments and 6,000 employees with an annual budget of $1.5 billion. In 1995, Mr. Duggan was appointed by Governor John Engler as one of the eleven members of the Governor’s Blue Ribbon Commission on Casino Gaming. The Commission recommended that Michigan allow the construction of three new casinos in the City of Detroit, a recommendation that became the basis of the 1996 statewide ballot initiative that authorized the Detroit casinos.

          Benjamin C. Duster, IV. Mr. Duster specializes as an independent director on the boards of public companies undergoing or contemplating transforming organizational change requiring the development and/or implementation of new managerial, operational and strategic initiatives. He is currently Chairman of the Supervisory Board of Netia, SA, an operator of fixed telephony services based in Poland. From 2002 until its sale to Essar Steel in 2007, Mr. Duster served as Chairman of the Board of Algoma Steel, a CAD$1.9 billion integrated steel producer based in Sault Ste. Marie, Ontario. From 1997 to 2001, Mr. Duster was Managing Director at Wachovia Securities, responsible for building and leading its mergers and acquisitions advisory practice. From 1989 to 1997, Mr. Duster was Vice President, Mergers and Acquisitions at Salomon Brothers, specializing in bankruptcy reorganizations, financial restructurings and troubled company acquisitions. Mr. Duster’s publicly listed directorships include Jazz Air (JAZ.UN:TSX), a Canadian airline, RCN Corporation (RCNI:NASDAQ), a fiber based internet and high capacity data services provider, and Catalyst Paper (CTL:TSX), a pulp and paper producer.

          Joel I. Ferguson. Mr. Ferguson is Chairman of Ferguson Development, LLC, a real estate development company and a Director of Maxco, Inc., a holding company with investments in real estate and other minority interest in various businesses. Mr. Ferguson has served on the board of directors of Capitol Bancorp Ltd. (NYSE: CBC) since 1988. Capitol Bancorp Ltd. is multi-billion dollar bank holding company that manages and operates community banks. Mr. Ferguson has been chairperson of the Michigan State University Board of Trustees since 1992. In 1995, President Clinton appointed Mr. Ferguson a member of the Board of Directors of the Federal Home Loan Mortgage Company. In 1980, Mr. Ferguson was the founder, owner and president of two television stations: WLAJ-TV, Lansing’s ABC affiliate, and WFSL-TV, a Lansing independent affiliate.

          Freman Hendrix. Mr. Hendrix has been President of Advanced Security & Investigative Solutions, a uniformed security guard company, since 2006. From 2006 to 2009, he was Chief Government Relations Officer and Administrator at Eastern Michigan University. Prior to that, Mr. Hendrix served as Chief Operations Officer at Strategic Staffing Solutions, a Detroit-based information technology staffing and solutions company, from 2001 to 2004. Mr. Hendrix was also formerly Chief of Staff and Deputy Mayor of Detroit, overseeing 43 departments and 17,000 employees. Prior to that, Mr. Hendrix held various positions in Wayne County government, including Director of Community Development and Assistant County Executive for Legislative Affairs.

          Yvette E. Landau. Since April 2005, Ms. Landau has been a co-owner of W. A. Richardson Builders, LLC, which provides general casino advisory, general contracting, construction management, and purchasing services to casino resorts. Ms. Landau was Vice President, General Counsel and Secretary of Mandalay Resort Group, a formerly NYSE listed company that owned various casino resort properties, from 1996 to April 2005 when it was acquired by MGM Mirage and previously served as Associate General Counsel of Mandalay Resort Group from 1993. Mandalay Resort Group owned 16 casinos in four jurisdictions, with over $2.5 billion in revenues, 28,000 hotel rooms and 35,000 employees. Ms. Landau currently has served on the Board of Trustees of the International Association of Gaming Advisors and was the president of the organization in 2007. From 1984 to 1993, she practiced law at Snell & Wilmer in Phoenix, Arizona as an associate and then partner.

          Other than Mr. Boyer, who served as the sole member of the Board until the Effective Date, none of the above directors has served on the board of Greektown Superholdings or its predecessor during any period prior to the Effective Date. All of Greektown Superholdings’ directors will serve on the Board until their resignation, permanent incapacitation, death or removal. According to the terms of the Bylaws of Greektown Superholdings, directors will be elected to the Board only upon the vote of a plurality of the votes cast and entitled to vote on the election of directors and will be removed from the Board only by the holders of a majority in voting power of the shares of capital stock of Greektown Superholdings then entitled to vote at an election of directors. The Board has the right (but not the obligation) to create and disband board committees and to determine the duties, responsibilities, activities and composition of board committees. Greektown Superholdings currently has an Audit Committee, a Compensation Committee and a Nominating, Corporate Governance and Regulatory Compliance Committee. The members of each of these committees are John Bitove, George Boyer and Yvette E. Landau. Mr. Hendrix is proposed to be elected to the board to satisfy our obligation under the Amended Settlement Agreement to maintain one director from the City of Detroit reasonably acceptable to the Mayor and City Council of Detroit or an unpaid ombudsman with the right to attend board meetings.

Board Qualifications

          We believe that each of the above individuals has the experience, qualifications, attributes and skills that make him or her suitable to serve as our director, in light of our highly regulated casino and hotel business, our complex operations and large number of employees, as well as the unique circumstance of our company, as we are just emerging out of a bankruptcy and restructuring proceeding. Mr. Bitove’s executive experience and knowledge in real estate and entertainment business, including both public and private companies, will contribute to the board, particularly in the areas of the client base, prospects, strategic marketplace and competitors of our casino and hotel businesses. His leadership skills and experience will also benefit our company at this challenging time. Mr. Boyer, being a former executive at MGM Mirage and President and COO of MGM Grand Detroit, brings knowledge and experience to our board that is directly relevant to our business, our operation and our market. In addition, Mr. Boyer’s experience on the board and audit committee on a public company and his experience as an auditor is relevant to us as our securities will be registered with the SEC, and his professional judgment and risk assessment skills as a result of such experience benefits our company directly. Mr. Duggan brings executive experience in both business and local government sectors and expertise in managing a large number of employees, particularly in the areas of local client base, strategic direction, and regulatory compliance, which is crucial for our gaming business. Mr. Duster’s knowledge in finance, restructuring and investment banking based on his long-term experience in those sectors will contribute to the board and to our business, particularly as we are emerging out of a bankruptcy and restructuring proceeding. Mr. Ferguson, being a real estate developer and investor and a former board member of public and private companies, has valuable knowledge of real estate, marketplace, client base, competitors and strategic planning that are important to our casino and hotel business. Mr. Hendrix’s executive and management experience in public and private sectors, knowledge of government relations and capability to manage complex organizations and a large number of employees are relevant to us, particularly in the areas of employees, business operations and regulatory compliance. Ms. Landau’s knowledge of casino business and operations, including public and privately owned casinos, is directly relevant to our business and will contribute significantly to our board. In addition, her legal background and familiarity with a broad range of board functions contribute to her judgment and risk management skills, which will benefit the board in its deliberation process. We believe these qualifications will bring a broad set of complementary experience to the board’s discharge of its responsibilities.

          We have no formal policy regarding board diversity. Our priority in selection of board members is identification of members who will further the interests of our stockholders through their management experience, knowledge of our business, understanding of the competitive landscape, familiarity with our targeted markets and experience with the regulatory framework to which we are subject.

Board Leadership Structure and Risk Oversight

          Currently John Bitove, George Boyer and Yvette E. Landau are the sole members on our board. Cliff Vallier, the President, Chief Financial Officer and Treasurer of Greektown Superholdings, reports directly to our board. We have not otherwise established a board leadership structure as of the date of this report; however, we plan to establish a leadership structure within a reasonable time frame after the full board is elected. We expect to set up a board leadership structure that is commonly utilized by companies similar to us and that is effective and appropriate for our business. Our entire board will be actively involved in overseeing our risk management. For example, we anticipate that the board will engage in periodic discussions with our officers and outside management company as the board deems necessary, including our principal executive and accounting officers and our legal counsel. Our goal is to set up a leadership structure that will support effective risk management oversight.

Executive Officers and Significant Employees

          The following table sets forth the individuals who are the executive officers and significant employees of Greektown Superholdings as of the Effective Date and their respective positions:

Name	Age	Position

Cliff J. Vallier	50	President, Chief Financial Officer and Treasurer
William M. Williams	46	Vice President of Guest Services
Jason Pasko	41	Senior Director of Finance

Executive Officers

          Cliff J. Vallier. Mr. Vallier serves as President, Chief Financial Officer and Treasurer of Greektown Superholdings. Mr. Vallier has been the Chief Executive Officer of Greektown LLC since January 2010, the Chief Financial Officer and Assistant General Manager of Greektown LLC and Greektown Holdings since December 2006, and was also the interim CEO of each entity from November 2008 until April 2009. He also served as Vice President of Finance of Greektown LLC from February 2004 to December 2006 and as Senior Director of Finance of Greektown LLC from July 2002 to February 2004.

Mr. Vallier will serve in office until the date he resigns or his successor is appointed by the board.

Significant Employees

          William M. Williams. Mr. Williams has been the Vice President of Guest Services of Greektown LLC since June 2005. Prior to his employment at Greektown LLC, Mr. Williams was the Club Manager at the Detroit Athletic Club in Detroit from June 2000 to May 2005. Previously Mr. Williams was the Vice President of Operations at the Caesars Indiana Casino Resort in Elizabeth, Indiana from 1997 to 2000.

          Jason Pasko. Mr. Pasko has been the Senior Director of Finance at Greektown LLC since September 2007. His employment with Greektown LLC started in August of 1999 when he served as Financial Controller and moved to Casino Controller from August 2002 to July 2007. Prior to his employment with Greektown LLC, Mr. Pasko was the Controller of Newstar Energy USA LLC, a NASDAQ listed company, from 1997 to 1999, and a City Council Member for the City of Monroe, Michigan.

Future Management

          Pursuant to the Plan, subject to approval of WG-Michigan by the MGCB, Greektown Superholdings was to enter into a management agreement with WG-Michigan, pursuant to which WG-Michigan would have provided Greektown Superholdings with a general manager and Vice President and provide other management services to Greektown Superholdings. However, on June 7, 2010, WG-Michigan withdrew its application to the MGCB for approval to provide management services to Greektown Superholdings. For an undetermined amount of time, our business will continue to be managed solely by our internal management team, led by Clifford J. Vallier. We expect to enter into a management agreement with a substitute manager or to supplement our existing management team. Any such substitute manager or supplement to the existing management team would be subject to the approval of the MGCB, the City of Detroit (as applicable) and any additional applicable regulatory approvals. We are required, within six months of the Effective Date, to propose a substitute manager to the City of Detroit for approval by Detroit’s mayor and city council (which approval shall not be unreasonably withheld by the mayor or the city counsel); provided, that such time may be extended by the mayor of Detroit, in his discretion, for up to two one-month periods upon written request.

ITEM 6. EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

          The decisions relating to compensation for Greektown LLC’s executive officers for 2008 and 2009 occurred prior to the Effective Date. The following discussion therefore reflects the policies and decision making processes in effect prior to that date. We have not determined what changes, if any, we will make to these policies and processes upon our acquisition of Greektown LLC.

          The board of managers of Greektown LLC is authorized to review and approve annually all compensation decisions relating to the executive officers of Greektown Casino. This section explains how Greektown LLC’s compensation program is structured for its Chief Financial Officer and the other executive officers named in the Summary Compensation Table (the “named executive officers”).

Compensation Objectives and Philosophy for Named Executive Officers

          Greektown LLC does not have a formal compensation philosophy for its compensation program for the named executive officers, but generally the program is designed to provide total compensation that is both fair and competitive based on the collective experience of our board and Chief Executive Officer (see “Directors and Executive Officers—Director Biographies and Board Qualifications” above for further discussion of the members of the board) and in light of the skills, knowledge and experience of our executive officers, in order to attract and retain key executives. In establishing compensation for named executive officers, the board of managers and/or the Chief

Executive Officer may consider individual performance reviews and experience, Greektown LLC’s performance on a short-term and long-term basis, external market pressures caused by our competitors in the same geographic area and hiring and retention needs.

          Determining Compensation for Named Executive Officers

          In 2007 and 2008, management made recommendations to the board of managers of Greektown LLC regarding annual compensation for the executive officers of Greektown LLC and the board of managers of Greektown LLC reviewed and approved all compensation decisions relating to the executive officers during such periods. The Chief Executive Officer did not use a compensation consultant to establish or administer the executive compensation program for 2009, nor did it engage in benchmarking to determine the amount or elements of executive compensation.

          Elements of Compensation for 2009 for Named Executive Officers

          Greektown LLC’s compensation program for 2009 for the named executive officers generally consisted of base salaries and quarterly bonuses based upon performance. Base salaries are provided as compensation for day-to-day responsibilities and services to Greektown LLC and to meet the objective of attracting and retaining key executives needed to run the business. The quarterly bonus program is provided to link a portion of executive total compensation to achievement in reaching or exceeding established quarterly performance goals for Greektown LLC. See “Changes to 2009 Compensation for Named Executive Officers” below for a detailed discussion of the quarterly bonus program. In 2008, the board of managers of Greektown LLC determined not to increase the base salaries of the named executive officers in the beginning of 2009 and the Chief Executive Officer decided to decrease the base salaries of the named executive officers effective as of April, 2009.

          Greektown LLC offers additional benefits designed to be competitive with overall market practices, and to attract and retain talented and capable personnel. The named executive officers are eligible to participate in our general benefit programs which we maintain for our eligible employees. The programs include health care, dental and vision coverage, life, accidental death and dismemberment and long-term disability insurance, and paid holidays. Greektown LLC also made matching contributions to employees’ 401(k) accounts through December 2008, at which time the matching contribution was terminated for all employees in an effort to conserve cash.

          Greektown LLC does not maintain a defined benefit pension plan or a nonqualified deferred compensation plan. None of the named executive officers received any equity-based compensation in 2009 nor were any named executive officers a party to any employment, severance or change of control agreements.

          Changes to 2009 Compensation for Named Executive Officers

          On November 1, 2008, Craig Ghelfi, the Chief Executive Officer of Greektown LLC resigned. On December 31, 2008, Greektown LLC entered into the Fine Point Consulting Agreement with Fine Point. After the approval of the MGCB on April 20, 2009, Fine Point’s Managing Director, Randall A. Fine, was appointed Chief Executive Officer of Greektown LLC. Other employees of Fine Point also served as executive officers of Greektown LLC. In order to satisfy regulatory requirements, Greektown LLC paid a nominal salary of $24,000 a year plus a gross up for income taxes to each of these Fine Point employees. Amounts that Greektown LLC paid to these Fine Point employees were offset against the fees that Greektown LLC paid to Fine Point under the Fine Point Consulting Agreement. Fine Point also paid a salary to its employees who were serving as executive officers of Greektown LLC. Greektown LLC did not have any input into the salary paid by Fine Point to its employees, as Fine Point had sole discretion with respect to its own employee compensation. The Fine Point Consulting Agreement expired on December 31, 2009.

          On April 1, 2009, the Chief Executive Officer of Greektown LLC, on the recommendation of Fine Point, implemented a quarterly bonus program for the 50 most highly compensated employees. The goal of the bonus program was to link a portion of these employees’ total compensation to achievements in meeting or exceeding established quarterly goals for Greektown LLC’s earnings before interest, taxes, depreciation, amortization and reorganization costs (“EBITDAR”). The base salaries of those participating in the 2009 bonus program were reduced by 10% to 30%, with the reduction depending on the employee’s level of responsibility and amount of base salary. The amount of the 2009 target bonus for an employee was between 10% and 50% of the employee’s reduced base salary, with the amount depending upon the employee’s level of responsibility and amount of base salary. Officers that were employees of Fine Point were not eligible to participate in the bonus program.

          The salary reduction and amount of target bonus as a percentage of reduced based salary for each of the named executive officers that are eligible to participate in the bonus program and that are employed by us as of the date of this registration statement are shown in the table below:

Name	Original Base Salary (Before 4/1/2009)($)	Reduced Base Salary (After 4/1/2009)($)	Target Bonus ($)	Amount of Target Bonus as a Percentage of Reduced Base Salary (%)

Cliff Vallier	362,513	253,759	126,879	50
William Williams	259,524	181,667	72,667	40
Jason Pasko	168,834	126,625	37,988	30

          The 2009 target bonus was earned based on performance against the EBITDAR goal set by the Chief Executive Officer. The target EBITDAR was 150% of the budgeted EBITDAR, which means that employees were entitled to 100% of their bonus if actual EBITDAR was 150% of budgeted EBITDAR. Employees were entitled to earn (i) more than the target bonus if the EBITDAR target was exceeded (up to a maximum set by the Chief Executive Officer of 280% of the target bonus to the extent that actual EBITDAR equaled or exceeded 240% of budgeted levels), (ii) less than the target bonus award if EBITDAR was not achieved at the target level but achieved above a threshold level set by the Chief Executive Officer (which is 110% of budgeted EBITDAR), and (iii) no bonus if EBITDAR failed to meet the threshold level of performance. In determining actual awards under the bonus program, neither the board of directors nor the Chief Executive Officer has discretion to change the amount of awards. Awards were measured and paid on a quarterly basis. In 2009, the target EBITDAR was $45 million and the actual EBITDAR achieved was $70.98 million.

          The Chief Executive Officer believes that one of the most important measurements of Greektown LLC’s performance is its ability to service its obligations and that EBITDAR is the most appropriate measurement of free cash flow for that purpose. Maximum levels and potential payouts were established to encourage above-goal performance and results that exceed expectations. Similarly, we believe that if we do not meet goals that are established to generate cash flow, management incentive payments should be reduced accordingly.

          Changes to 2010 Compensation for Named Executive Officers

          For 2010, the board of directors of Greektown LLC increased Mr. Vallier’s base salary from $253,759 to $500,000 based on his increased responsibility as chief executive officer of Greektown LLC. Mr. Vallier is not included in the bonus program described below but instead receives a quarterly bonus of $25,000.

          The base salary for each other employee of Greektown for 2010 remained the same as the reduced base salary in effect for 2009. The bonus program was modified by the Chief Executive Officer, based on guidance from the board of directors of Greektown LLC, to limit an employee’s maximum base salary and bonus to the base salary of the employee which had been in place prior to the reductions in base salary that had occurred in 2009.

          Summary Compensation Table

          The following table sets forth all compensation paid to or earned by the named executive officers of Greektown LLC in the last three fiscal years.

Name and Position	Year	Salary ($)	Non-Equity Incentive Plan Compensation ($)(1)	All Other Compensation ($)		Total ($)

Randall A. Fine(2)	2009	20,769	—	7,944,231	(4)	7,965,000
	2008	—	—			—
	2007	—	—			—
Cliff Vallier(3), Chief Financial Officer of Greektown Holdings and Greektown Casino	2009	283,039	114,192			397,231
	2008	362,514	—			362,514
	2007	360,707	—			362,514
William M. Williams, Vice President of Guest Services of Greektown LLC	2009	202,628	65,400			268,028
	2008	256,034	—			256,034
	2007	248,577	—			251,964

Name and Position	Year	Salary ($)	Non-Equity Incentive Plan Compensation ($)(1)	Total ($)

Jason Pasko, Senior Director of Finance of Greektown LLC	2009	137,989	34,188	172,177
	2008	168,834	—	168,834
	2007	133,419	—	133,419

(1)	Represents the amount of annual bonus the named executive officers received under the quarterly bonus program.

(2)	Mr. Fine served as Chief Executive Officer of Greektown LLC from April 21, 2009 through December 31, 2009.

(3)	Mr. Vallier served as Interim Chief Executive Officer of Greektown LLC from November 1, 2008 until April 20, 2009.

(4)

Represents consulting fees payable to The Fine Point Group, which is 100% owned by Mr. Fine and his wife, with respect to services provided in the year ended December 31, 2009, excluding the portion of such fees payable to Mr. Fine as salary.

          Grants of Plan-Based Awards Table

          The following table sets forth grants of awards made to the named executive officers of Greektown LLC in fiscal 2009 under the quarterly bonus program.

	Estimated Future Payouts under Non-Equity Incentive Plan Awards

Name	Threshold ($)(1)	Target ($)(2)	Maximum(3)

Randall A. Fine	—	—	—
Cliff Vallier, Chief Financial Officer of Greektown Holdings and Greektown Casino	25,376	126,879	355,263
William M. Williams, Vice President of Guest Services of Greektown LLC	14,533	72,667	203,467
Jason Pasko, Senior Director of Finance of Greektown LLC	7,598	37,988	106,365

(1)	Represents the minimum amount payable for a certain level of EBITDAR performance under the quarterly bonus program.

(2)	Represents the amount payable if the specified EBITDAR performance target is reached.

(3)	Represents the maximum payout possible under the quarterly bonus program.

Director Compensation

          The following table sets forth the compensation of directors of Greektown LLC for fiscal 2009.

Name	Fees Earned or Paid in Cash ($)(1)	Total ($)

Jacob Miklojcik	82,500	82,500
D. Joe McCoy	82,500	82,500
Louis Glazier	82,500	82,500

(1)

Represents fees paid to the directors whose terms began in February 2009. Pursuant to the board service agreements between the directors and Greektown LLC in 2009, each director was entitled to a $7,500 monthly fee. The monthly fee was increased to $10,000 per month in 2010.

          None of the above directors is currently a director of Greektown Superholdings or a director of Greektown LLC.

          Pursuant to the Indemnification Agreement, dated March 31, 2010, among Greektown Superholdings, George Boyer and certain of the Put Parties (the “Boyer Indemnification Agreement”), beginning as of the Effective Date, Mr. Boyer, as chairman of the board of directors, is entitled to an annual retainer of $225,000, payable 50% in cash and 50% in restricted stock, which will vest quarterly over a one-year period. In addition, on the Effective Date, Mr. Boyer became entitled to receive a one-time grant of restricted stock valued at $225,000, which will vest ratably over a three-year period beginning on the first anniversary of the Effective Date. The compensation for the other directors of Greektown Superholdings has yet to be determined by the Board of Directors.

Compensation Committee Interlocks and Insider Participation

          No Board member is or has been an officer or employee of Greektown or any of its affiliates. Additionally, in 2009, none of the executive officers of Greektown served on the board or compensation committee (or committee performing equivalent functions) of any other company that had one or more executive officers serving on the Board.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, DIRECTOR INDEPENDENCE

Related Person Transaction Policy

          Greektown LLC has established a policy that provides that each related person transaction or series of related transactions reasonably anticipated to exceed $50,000 annually is subject to approval by the board of managers of Greektown LLC. Quarterly and annual updates are provided to the board for its continuing oversight. The board of managers seeks to ensure that Greektown LLC’s involvement is on terms comparable to those that could be obtained in arm’s length dealings with an unrelated third party and is in its best interest.

          Greektown LLC has a related person transaction policy regarding vendor and supplier relationships with Greektown LLC. Further, employees (and any relatives of employees) are prohibited from engaging in business with Greektown Casino. Employees are required to be forthcoming regarding all relationships with vendors or suppliers and must immediately inform our compliance department of their ownership and/or their relative’s ownership in a vendor or supplier providing goods or services to Greektown Casino. Employees who wish to engage in business (directly or indirectly) with Greektown Casino must resign as an employee. Failure to comply with the policy will result in disciplinary action up to and potentially including termination of employment and termination of any related vendor agreements with Greektown Casino.

          Any third party vendor or supplier to Greektown LLC is subject to the licensure requirements of the MGCB, unless deemed exempt. The MGCB generally does not review the substance of the contracts, but the MGCB has the right to conduct an investigation if it determines that a proper bid process was not conducted, the contract is commercially unreasonable or the contract is related to an improper subject matter. The MGCB may impose disciplinary measures against Greektown LLC in respect of such investigation. In the event a former employee’s required vendor or supplier license (or exemption from obtaining a vendor or supplier license) is withdrawn, revoked or suspended by the MGCB, any related vendor or supplier agreements will automatically be terminated by Greektown Casino.

Transactions with Related Persons

          Greektown Superholdings, George Boyer and certain of the Put Parties entered into the Boyer Indemnification Agreement pursuant to which Mr. Boyer is entitled to indemnification for claims brought against him in his capacity as sole director of Greektown Superholdings until the Effective Date. In addition, Greektown Superholdings, Cliff Vallier and certain of the Put Parties have entered into an Indemnification Agreement, dated March 31, 2010 (the “Vallier Indemnification Agreement”), pursuant to which Mr. Vallier is entitled to indemnification for claims brought against him in his capacity as President, Chief Financial Officer and Treasurer of Greektown Superholdings until the Effective Date.

          As previously discussed, as of the Effective Date, Greektown Superholdings holds all of the issued and outstanding membership interests of Greektown Holdings, which holds all of the issued and outstanding membership interests of Greektown LLC. However, prior to the Effective Date, the direct and indirect ownership of Greektown Holdings were as follows:

•	Kewadin Greektown and Monroe, collectively, held 100% of Greektown Holdings’ membership interests.

•

The majority of Monroe’s membership interests were held by Kewadin Greektown (approximately 97.2%) and the remaining membership interests were held by a group of investors, which includes Ted Gatzaros, a former member of the Greektown LLC board, and Marvin W. Beatty, a former member of the boards of Greektown LLC and Greektown Holdings.

•	Kewadin Casinos Gaming Authority (“Kewadin Authority”) held 100% of Kewadin Greektown’s membership interests.

•	Kewadin Authority was 100% owned by the Tribe.

          The following discussion describes transactions with certain of these related persons, among others, occurring since the beginning of 2007. As of the Effective Date, Kewadin Greektown, Kewadin Authority, Monroe and the Tribe are no longer related persons to Greektown since their equity interests in Greektown LLC were cancelled in the bankruptcy.

          Equity Contributions from Kewadin Greektown. In November 2007, Kewadin Greektown made a $35 million equity contribution to Greektown Holdings to cure non-compliance with certain financial covenants under the Pre-petition Credit Facility. Additionally, Kewadin Greektown made equity contributions of $600,000, $10 million and $1.5 million to Greektown Holdings for construction fees related to construction of the Expanded Complex in January 2008, March 2008 and May 2008, respectively.

          Management Agreement with the Tribe. Greektown LLC was a party to a management services agreement (the “Tribe Services Agreement”) with the Tribe in January 2001, which required Greektown LLC to pay the Tribe a base management fee of $110,000 per month (the “Management Fee”), as well as reimbursement of travel, lodging and out-of-pocket expenses incurred and all reasonable salary costs and fringe benefit expenses of key personnel. Total fees paid pursuant to the Tribe Services Agreement were not to exceed $2 million annually (the “Fee Cap”). The Management Fee and Fee Cap were adjusted annually to reflect any change in the Consumer Price Index. The total expense incurred by Greektown LLC in connection with the Tribe Service Agreement for each of the years ended December 31, 2007 was approximately $1.3 million. The Tribe Services Agreement was rejected pursuant to an order entered by the Bankruptcy Court on October 27, 2008 and payments pursuant to this agreement are no longer allowable.

          Certain Business Transactions with Related Persons. Greektown LLC periodically enters into certain business transactions with persons related to the direct or indirect owners of Greektown Holdings. Since 2007, Greektown LLC has entered into the following related person transactions:

•

Greektown LLC has entered into various transactions with New Millennium Advisors, LLC to purchase uniforms used in the operation of Greektown Casino (e.g., uniforms for dealers, kitchen staff, security, etc.) which totaled approximately $129,000, $83,000 and $1,000 for the years ended December 31, 2007, 2008 and 2009, respectively. New Millennium Advisors, LLC is owned, in whole or in part, by Marvin Beatty, a former director of Greektown Holdings and Greektown LLC and current member of Monroe. The agreement with New Millennium Advisors, LLC was rejected in the bankruptcy court and therefore will not continue after the Effective Date.

•

Customers of Greektown Casino have the ability to earn food comps for use at Fishbones, an upscale seafood restaurant located near Greektown Casino. Greektown reimburses Fishbones at a discounted rate for the costs to Fishbones of providing food to customers redeeming the comps. Greektown LLC expenses with respect to the Fishbones comps totaled approximately $1 million and $672,000 for the years ended December 31, 2008 and 2009, respectively. Ted Gatzaros, a former director of Greektown LLC and current member of Monroe, owns 94.4% of Fishbones and the amount of his interest in such reimbursements for the years ended December 31, 2008 and 2009 was approximately $944,000 and $635,000, respectively.

•

Customers of Greektown Casino have the ability to earn hotel comps for use at the Atheneum Suite Hotel, an all-suite hotel located near Greektown Casino. Greektown reimburses the Atheneum Suite Hotel at a discounted rate for the hotel’s providing lodging to customers redeeming the comps. Greektown LLC expenses with respect to the Atheneum Suite Hotel comps totaled approximately $306,000 and $169,000 for the years ended December 31, 2008 and 2009, respectively. The Atheneum Suite Hotel is owned in part by Ted Gatzaros, a former director of Greektown LLC and current member of Monroe. The agreement with Atheneum Suite Hotel has been terminated.

          Accounts Receivable with Monroe. “Accounts Receivable—Monroe” includes $298,000 as of December 31, 2008 for amounts due from Monroe for historical tax distributions made by Greektown LLC.

          Fine Point Consulting Agreement. In 2009, Greektown Holdings entered into the Fine Point Consulting Agreement with Fine Point, whose Managing Director, Randall A. Fine, was our Chief Executive Officer from April 21, 2009 to December 31, 2009. For the year ended December 31, 2009, Greektown Holdings paid Fine Point $6.2 million in success fees, which was calculated on a quarterly basis, based on an EBITDAR target. For additional information regarding the payments to Fine Point, please see Note 11—Commitments and Contingencies to the Consolidated Financial Statements presented in Item 13 of this registration statement.

Director Independence

          For purposes of this registration statement, the independence of our directors is determined under the corporate governance rules of the Nasdaq Stock Market. The independence rules of the Nasdaq Stock Market include a series of objective tests, including that an “independent” person will not be employed by us and will not be engaged in various types of business dealings with us. In addition, the Board is required to make a subjective determination as to each person that no relationships exist which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the person’s responsibilities. It has been determined that each of the directors on the Board was an independent person on the Effective Date.

ITEM 8. LEGAL PROCEEDINGS

Legal Proceedings

          We are party to various legal and governmental proceedings arising in the ordinary course of business in addition to the current bankruptcy proceedings described in Item 1—“Business.” We believe that the pending ordinary course claims will be resolved in the bankruptcy proceedings and will not, in the aggregate, have a material adverse effect on our business, financial position, results of operations or cash flows.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

          There currently is no, and we do not anticipate a, public market for any of our Common Stock or Preferred Stock. We do not intend to pay any cash dividends in the foreseeable future.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES

          On the Effective Date, we issued shares of Common Stock and shares of Preferred Stock to the holders of indebtedness of Greektown LLC pursuant to the Plan. This issuance was exempt from the registration requirements of the Securities Act of 1933 pursuant to Section 1145 of the Bankruptcy Code.

          On the Effective Date, we issued shares of Preferred Stock to certain of the Put Parties pursuant to the Purchase and Put Agreement. These shares were exempt from the registration requirements of the Securities Act of 1933 in reliance on Rule 506 of Regulation D under the Securities Act of 1933. Greektown Superholdings did not engage in any public advertising or general solicitation in connection with the issuance of such shares. All the offerees of such shares were accredited investors, as that term is defined under Regulation D.

ITEM 11. DESCRIPTION OF THE REGISTRANT’S SECURITIES TO BE REGISTERED

Common Stock

          Greektown Superholdings is authorized to issue 5,000,000 shares of Common Stock. A total of 4,354,935 shares of Greektown Superholdings’ Common Stock are designated as a series known as Series A-1 Common Stock, par value $0.01 per share (the “Series A-1 Common Stock”), and a total of 645,065 shares of Greektown Superholdings’ Common Stock are designated as a series known as Series A-2 Common Stock, par value $0.01 per share (the “Series A-2 Common Stock”). Each share of Series A-1 Common Stock represents the same economic interest in Greektown Superholdings as each share of Series A-2 Common Stock and such shares differ only with respect to voting rights as set forth below in this Item 11. Our Certificate of Incorporation, which is attached to this registration statement, provides further information regarding our Common Stock and qualifies the summary under Item 11 of this registration statement in its entirety.

Preferred Stock

          Also, Greektown Superholdings is authorized to issue 2,333,333 shares of Preferred Stock. A total of 1,688,268 shares of Greektown Superholdings’ Preferred Stock are designated as a series known as Series A-1 Convertible Preferred Stock, par value $0.01 per share (the “Series A-1 Preferred Stock”), and a total of 645,065 shares of Greektown Superholdings’ Preferred Stock are designated as a series known as Series A-2 Participating Convertible Preferred Stock, par value $0.01 per share (the “Series A-2 Preferred Stock”; together with the Series A-1 Preferred Stock, the “Series A Preferred Stock”). A holder’s shares of Series A Preferred Stock are voluntarily convertible at the election of such holder at any time after the date that is the six-month anniversary of the date on which Greektown Superholdings first issues Series A Preferred Stock and all shares of Series A Preferred Stock are mandatorily convertible upon the vote or written consent of 66 2/3% of the then outstanding shares of Series A Preferred Stock (with each holder of Series A-1 Preferred Stock and each holder of Series A-2 Preferred Stock entitled to cast one vote with respect to each share of Series A-1 Preferred Stock or Series A-2 Preferred Stock held by such holder) voting together as a single class. Each share of Series A-1 Preferred is convertible into the lesser of (i) such number of fully paid and nonassessable shares of Series A-1 Common Stock as is determined by dividing (A) the sum of $100 per share of Series A Preferred Stock plus an amount equal to the aggregate amount of accrued but unpaid dividends per share of Series A Preferred Stock whether or not declared and subject to certain adjustments (the “Series A Reference Price”) by (B) the Series A Conversion Price (defined below) in effect at the time of conversion, and (ii) the maximum number of shares of Series A-1 Common Stock that can be issued to such holder in accordance with the Certificate of Incorporation and in compliance with the requirements of the MGCB. Each share of Series A-2 Preferred Stock is convertible into the lesser of (i) such number of fully paid and nonassessable shares of Series A-2 Common Stock as is determined by dividing the Series A Reference Price by the Series A Conversion Price in effect at the time of conversion and (ii) the maximum number of shares of Series A-2 Common Stock that can be issued to such holder in accordance with the Certificate of Incorporation and in compliance with the requirements of the MGCB. The “Series A Conversion Price” means an amount initially equal to $100 but which is subject to adjustment for stock splits, combinations, certain dividends and distributions and with respect to mergers, reorganizations and similar transactions as set forth in the Certificate of Incorporation. Each share of Series A-1 Preferred Stock represents the same economic interest in Greektown Superholdings as each share of Series A-2 Preferred Stock and such shares differ only with respect to voting rights as set forth below in this Item 11. Our Certificate of Incorporation provides further information regarding our Preferred Stock and qualifies the summary under Item 11 of this registration statement in its entirety.

Summary of Stock Terms

          Issuance of Additional Stock. The Board does not have the right to (i) authorize additional shares of Common Stock without the vote of the holders of shares of capital stock of Greektown Superholdings representing a majority of the votes represented by all outstanding shares of capital stock (on an as-converted basis) of Greektown Superholdings entitled to vote, voting together as a single class, (ii) authorize or issue additional shares of Common Stock or Preferred Stock if such authorization or issuance would adversely affect (A) the Series A-1 Preferred Stock in a manner different than it would affect the Series A-2 Preferred Stock without the separate consent of a majority of the outstanding shares of Series A-1 Preferred Stock and (B) the Series A-2 Preferred Stock in a manner different than it would affect the Series A-1 Preferred Stock without the separate consent of a majority of the outstanding shares of Series A-2 Preferred Stock or (iii) cause Greektown Superholdings to issue or sell to any person (including holders of shares of capital stock and affiliates of holders of shares of capital stock) more than five percent (5%) of any Common Stock, Preferred Stock or other voting securities, voting interests or equity interests of Greektown Superholdings except in accordance with the provisions of the Michigan Gaming Act and the rules promulgated thereunder. Greektown Superholdings may not issue any class of non-voting equity securities unless and solely to the extent permitted by section 1123(a)(6) of the title 11 of the

Bankruptcy Code; provided, however that such restriction (A) will have no further force and effect beyond that required under section 1123(a)(6) of the Bankruptcy Code; (B) will have such force and effect, if any, only for so long as section 1123(a)(6) of the Bankruptcy Code is in effect and applicable to Greektown Superholdings; and (C) in all events may be amended or eliminated in accordance with applicable law from time to time in effect.

          Transfer Restrictions. No stockholder may transfer its shares of Common Stock, Preferred Stock or other voting securities, voting interests or equity interests of Greektown Superholdings unless such transfer is in accordance with the Michigan Gaming Act and the rules promulgated thereunder.

          Voting Rights. The holders of Series A-1 Common Stock are entitled to ten (10) votes for each outstanding share of Series A-1 Common Stock. The holders of Series A-2 Common Stock are entitled to one (1) vote for each outstanding share of Series A-2 Common Stock; provided, however, that, except as otherwise required by law, holders of Common Stock are not be entitled to vote on any amendment to the Certificate of Incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Certificate of Incorporation or pursuant to the General Corporation Law of the State of Delaware. Except as provided below, the holders of Series A-1 Preferred Stock are entitled a number of votes equal to ten (10) times the number of shares of Series A-1 Common Stock into which such share of Series A-1 Preferred Stock is then convertible. Except as provided below, the holders of Series A-2 Preferred Stock are entitled to a number of votes equal to one (1) times the number of shares of Series A-2 Common Stock into which such share of Series A-2 Preferred Stock is then convertible. Except as provided by law and as set forth below, holders of Series A-1 Preferred Stock and holders of Series A-2 Preferred Stock vote together with the holders of Common Stock as a single class. The approval of a majority of the votes of Series A-1 Preferred Stock are required in order to amend, alter or repeal any provision of the Certificate of Incorporation or Bylaws of Greektown Superholdings if such amendment, alteration or repeal would adversely affect the Series A-1 Preferred Stock in a manner different than it would affect the Series A-2 Preferred Stock. The approval of a majority of the votes of Series A-2 Preferred Stock is required in order to amend, alter or repeal any provision of the Certificate of Incorporation or Bylaws of Greektown Superholdings if such amendment, alteration or repeal would adversely affect the Series A-2 Preferred Stock in a manner different than it would affect the Series A-2 Preferred Stock. Any of the rights, powers, preferences and other terms of the Series A Preferred Stock set forth in the Certificate of Incorporation may be waived on behalf of all holders of Series A Preferred Stock by the affirmative written consent or vote of the holders of sixty six and two thirds percent (66 2/3%) of the shares of Series A Preferred Stock then outstanding (with each holder of Series A-1 Preferred Stock and each holder of Series A-2 Preferred Stock entitled to cast one vote with respect to each share of Series A-1 Preferred Stock or Series A-2 Preferred Stock held by such holder) voting together as a single class.

          Dividends. Beginning on the Effective Date, each share of Series A Preferred Stock (including unissued shares) accrues dividends on a daily basis at the rate equal to 7.5% per annum of the Series A Reference Price (whether or not declared), subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock. Such dividends will be cumulative; provided, however, that such dividends should be payable only when, as, and if declared by the Board and for so long as Greektown Superholdings is subject to the jurisdiction of the MGCB, Greektown Superholdings may not pay any dividends unless such dividends are approved by, and issued in compliance with the regulations and restrictions imposed by, the MGCB. Greektown Superholdings may not declare, pay or set aside any dividends on shares of any other class or series of capital stock of Greektown Superholdings (other than dividends on shares of Common Stock payable in shares of Common Stock) unless the holders of the Series A Preferred Stock then outstanding will first receive, or simultaneously receive, a dividend equal to (i) the amount of accrued but unpaid dividends with respect to each share of Series A Preferred Stock plus (ii) either (A) in the case of a dividend on Common Stock or any class or series of capital stock convertible into Common Stock, the amount that would have been payable with respect to each share of Series A Preferred Stock if such share had been converted to Common Stock on the record date for payment of such dividend or (B) in the case of a dividend on any class or series of capital stock that is not convertible into Common Stock, an amount determined by (x) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of each share of such class or series of capital stock and (y) multiplying such fraction by the Series A Reference Price; provided that, if Greektown Superholdings declares, pays or sets aside, on the same date, a dividend on more than one class or series of capital stock, the holders of Series A Preferred Stock will receive an amount calculated based on the dividend on the class or series of capital stock that would result in the highest Series A Preferred Stock dividend.

          Distributions. All distributions to the stockholders of Greektown Superholdings upon a voluntary or involuntary liquidation, dissolution or winding up of Greektown Superholdings, if any, will be made in accordance with the order and priority set forth in the Certificate of Incorporation.

          Taxes. Greektown Superholdings will pay any and all stamp, transfer, recording, issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Series A Preferred Stock. Greektown Superholdings will not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Series A Preferred Stock so converted were registered, and no such issuance or delivery will be made unless and until the person or entity requesting such issuance has paid to Greektown Superholdings the amount of any such tax or has established, to the satisfaction of Greektown Superholdings, that such tax has been paid.

Warrants to Purchase Series A Preferred Stock

          Greektown Superholdings issued warrants to purchase the Series A-1 Preferred Stock and warrants to purchase the Series A-2 Preferred Stock, in each case, at an initial purchase price per share equal to $0.01 (the “Warrant Shares”) which price will be adjusted as set forth in the Warrant (as defined below). Greektown Superholdings entered into such warrants with any Put Party and/or holder of Senior Notes who elected to purchase Preferred Stock representing more than 4.9% of the capital stock of Greektown Superholdings as of the Effective Date, or if such party that qualifies as an “Institutional Investor” under Michigan gaming law elected to purchase more than 14.9% of the capital stock of Greektown Superholdings as of the Effective Date. The Warrant to Purchase Series A Convertible Preferred Stock of Greektown Superholdings (the “Warrant”), a form of which is attached to this registration statement and which was used for both warrants to purchase the Series A-1 Preferred Stock and warrants to purchase the Series A-2 Preferred Stock, which became effective as of the Effective Date, provides further information regarding our warrants and qualifies the summary under Item 11 of this registration statement in its entirety.

          Voting Rights. The holders of Warrants will have no voting rights prior to exercise of the Warrant.

          Dividends. The holder of a Warrant will be entitled to receive any and all dividends and other distributions paid to the holders of shares of Series A Preferred Stock in accordance with the Certificate of Incorporation. However, such dividends or distributions will be payable only upon exercise of the Warrant. In accordance with the Certificate of Incorporation, from the date on which Greektown Superholdings first issues Series A Preferred Stock, each Warrant Share (including unissued Warrant Shares) will accrue dividends on a daily basis at the rate equal to 7.5% per annum of the Series A Reference Price (whether or not declared), subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock.

          Early Termination. In the event of any capital reorganization, or any reclassification of the capital stock of Greektown Superholdings (other than a change in par value or from par value to no par value or no par value to par value or as a result of a stock dividend or subdivision, split-up or combination of shares), or the consolidation or merger of Greektown Superholdings with or into another corporation (other than a merger solely to effect a reincorporation of Greektown Superholdings into another state), or the sale, lease, transfer, exclusive license or other disposition in a single transaction or series of related transactions of all or substantially all of its assets to any other person and such transaction results in a liquidation, dissolution or winding up of Greektown Superholdings pursuant to Section B.3 of Article 4 of Greektown Superholdings’ Certificate of Incorporation, at any time prior to the earlier of the expiration of a Warrant or the exercise in full of a Warrant, each holder of a Warrant will be entitled to receive, subject to the consummation of such event, the cash, securities and other property that such holder would have received in respect of the Warrant Shares had such holder exercised its Warrant immediately prior to the effective time of such event less an amount equal to (i) the number of Warrant Shares then subject to the applicable Warrant multiplied by (ii) the purchase price per share of such Warrant in effect at the time of such event.

          Limitations on Exercise. The exercise of each Warrant and the issuance of the Warrant Shares by Greektown Superholdings upon such exercise are subject to Article Twelfth of the Certificate of Incorporation which prohibits the issuance of shares of capital stock of Greektown Superholdings in certain circumstances.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

          Greektown Superholdings is a company organized under the laws of the State of Delaware.

          Our Certificate of Incorporation and Bylaws include provisions that generally eliminate personal liability of our directors and officers for breaches of their fiduciary duty. These provisions do not eliminate liability for: (i) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law or (ii) in respect of any claim, issue or matter as to which a director or officer has been finally adjudged by a court of competent jurisdiction to be liable to Greektown Superholdings, unless, and only to the extent that, the Court of Chancery of Delaware or another court in which the proceeding for which the director or officer is seeking indemnification determines that, despite adjudication of liability, but in view of all of the circumstances of the case, such director or officer is fairly and reasonably entitled to indemnification for expenses deemed proper by such court.

          Our Bylaws provide that we will indemnify our directors and officers to the fullest extent authorized by the Delaware General Corporation Law. Our Bylaws permit us to indemnify our employees to the fullest extent authorized by the Delaware General Corporation Law, when authorized from time to time by the board of directors. We are authorized to carry directors’ and officers’ insurance protecting us, any director, officer or employee, against any expense, liability or loss, whether or not we would have the power to indemnify such person.

          The limitation of liability and indemnification provisions in our Certificate of Incorporation and Bylaws may discourage stockholders from bringing a lawsuit against directors for breach of fiduciary duty. These provisions also may reduce the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, we may be adversely affected to the extent we pay the costs of settlement and damage awards pursuant to these indemnification provisions.

          The Bylaws also provide that indemnification provided for in the Bylaws will not be deemed exclusive of any other rights to which the indemnified party may be entitled and that any repeal or modification of the Bylaws’ indemnification provisions will be prospective only and will not adversely affect the rights of any director or officer in effect at the time of any act or omission occurring prior to such repeal or modification.

          Greektown Superholdings, George Boyer and certain of the Put Parties entered into the Boyer Indemnification Agreement pursuant to which Mr. Boyer is entitled to indemnification for claims brought against him in his capacity as sole director of Greektown Superholdings until the Effective Date. In addition, pursuant to the Vallier Indemnification Agreement, Mr. Vallier is entitled to indemnification for claims brought against him in his capacity as President, Chief Financial Officer and Treasurer of Greektown Superholdings until the Effective Date.

          In addition to the above, Greektown Superholdings may enter into one or more agreements with any person to provide for indemnification greater or different than that which is provided for in Greektown Superholdings’ Certificate of Incorporation or the Bylaws.

          There is no pending litigation or proceeding involving a director, officer or employee of Greektown Superholdings as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director, officer or employee.

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

          The financial statements required to be included in this registration statement appear immediately following the signature page to this registration statement beginning on page F-1.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Prior Independent Registered Accounting Firm

          KPMG LLP (“KPMG”) was previously the principal accountant for Greektown Holdings. On July 13, 2007, KPMG declined to stand for reappointment as the auditor of Greektown Holdings for the 2008 fiscal year. The decision to change auditing firms was not recommended by Greektown Holdings’ audit committee. On January 22, 2008, KPMG and Greektown Holdings agreed that KPMG would not provide an audit of Greektown Holdings for the year ended December 31, 2007.

          During the year ended December 31, 2006 and the subsequent period through January 22, the termination date of KPMG’s engagement, there were no (1) disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which, if not resolved to KPMG’s satisfaction, would have caused KPMG to make reference thereto in its report on the consolidated financial statements of Greektown Holdings or (2) reportable events.

          KPMG’s report on the consolidated financial statements of Greektown Holdings during the year ended December 31, 2006 did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principle.

          We have furnished KPMG with a copy of the foregoing disclosure and requested that KPMG furnish us with a letter addressed to the SEC, stating whether KPMG agrees with the statements made herein and, if not, stating the respects in which it does not agree. A copy of the letter is filed as Exhibit 16.1 to this registration statement.

Engagement of Ernst & Young LLP

          Greektown Holdings engaged Ernst & Young LLP (“E&Y”) as its independent registered public accounting firm on February 21, 2008.

          During the years ended December 31, 2006 and 2007, and through February 21, 2008, Greektown Holdings did not consult with E&Y regarding any of the following:

•

the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered, and neither a written report nor oral advice was provided to Greektown Holdings that E&Y concluded was an important factor considered by Greektown Holdings in reaching a decision as to an accounting, auditing or financial reporting issue; or

•	any matter that was the subject of a disagreement as described in Item 304(a)(1)(iv) of Regulation S-K or a reportable event as described in Item 304(a)(1)(v) of Regulation S-K.

          E&Y’s reports on Greektown Holdings’ consolidated financial statements for each of the years ended December 31, 2007, 2008 and 2009 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle, except that E&Y’s report on Greektown Holdings’ consolidated financial statements as of and for the years ended December 31, 2007, 2008 and 2009 contained a qualification stating that such financials were prepared assuming that Greektown Holdings would continue as a going concern but certain factors exist that raise substantial doubt about its ability to do so.

          On July 23, 2010, Greektown Superholdings’ Audit Committee selected and appointed E&Y as its independent registered public accounting firm for the fiscal year ending December 31, 2010.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS

(a)	Financial Statements as of December 31, 2009 and 2008 and the Three Years Ended December 31, 2009

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as of December 31, 2009 and December 31, 2008

Consolidated Statements of Operations for the years ended December 31, 2009, 2008 and 2007

Consolidated Statements of Members’ Deficit for the years ended December 31, 2007, 2008 and 2009

Consolidated Statements of Cash Flows for the years ended December 31, 2009, 2008 and 2007

Notes to Consolidated Financial Statements

(b)	Unaudited Financial Statements as of March 31, 2010 and for the three months ended March 31, 2010 and 2009

Consolidated Balance Sheets (Unaudited) as of March 31, 2010 and December 31, 2009

Consolidated Statements of Operations (Unaudited) for the three months ended March 31, 2010 and 2009

Consolidated Statements of Members’ Deficit (Unaudited) for the three months ended March 31, 2010

Consolidated Statements of Cash Flows (Unaudited) for the three months ended March 31, 2010 and 2009

Notes to Consolidated Financial Statements (Unaudited)

(c)	Unaudited Pro Forma Condensed Consolidated Financial Statements

Unaudited Pro Forma Condensed Consolidated Statement of Financial Position as of March 31, 2010

Unaudited Pro Forma Condensed Consolidated Statement of Operations for the year ended December 31, 2009

Unaudited Pro Forma Condensed Consolidated Statement of Operations for the three months ended March 31, 2010

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

(d)	A list of exhibits filed with this registration statement is included in the Exhibit Index immediately preceding such exhibits and is incorporated herein by reference.

SIGNATURES

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

GREEKTOWN SUPERHOLDINGS, INC.

/s/ Cliff J. Vallier

By: Cliff J. Vallier
Title: President, Chief Financial Officer and Treasurer

Date: August 4, 2010

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

2.1

Second Amended Joint Plans of Reorganization filed with the United States Bankruptcy Court for the Eastern District of Michigan on December 7, 2009. (Schedules omitted. The Registrant hereby agrees to provide the omitted schedules to the Plan supplementally to the Securities and Exchange Commission upon request.)*

3.1	Certificate of Incorporation of Greektown Superholdings, Inc.*

3.2	Certificate of Amendment to the Certificate of Incorporation of Greektown Superholdings, Inc.*

3.3	Bylaws of Greektown Superholdings, Inc.*

4.1	Senior Secured Superpriority Debtor-in-Possession Credit Agreement, dated December 29, 2009.*

4.2	Form of Series A Preferred Stock Warrant.*

10.1	Revised Development Agreement, dated August 5, 2002, by and among the City of Detroit, The Economic Development Corporation of the City of Detroit and Greektown Casino, L.L.C.*

10.2	Lease between Adam J. Maida Roman Catholic Archbishop of the Archdiocese of Detroit and Greektown Casino, LLC dated August 28, 2006.*

10.3	Amended Settlement Agreement dated February 22, 2010 among the City of Detroit, Greektown Casino, L.L.C., Greektown Holdings, L.L.C. and the other affiliated debtors and debtors in possession.*

10.4

Collective Bargaining Agreement effective June 13, 2008, by and between Greektown Casino, LLC., dba Greektown Casino, and the International Union, Security, Police, Fire Professionals Of America (IUSPFPA), and its Amalgamated Local #1227.*

10.5	Collective Bargaining Agreement dated October 17, 2007, between Greektown Casino, LLC, and The Detroit Casino Council.*

10.6	Consulting Agreement dated February 12, 2010, by and between Greektown Casino, L.L.C., and WG-Michigan LLC.*

10.7	Indemnification Agreement dated March 31, 2010, by and among Greektown Superholdings, Inc., George Boyer and certain other parties thereto.*

10.8	Indemnification Agreement dated March 31, 2010, by and among Greektown Superholdings, Inc., Cliff J. Vallier and certain other parties thereto.*

10.9	Purchase and Put Agreement, dated November 2, 2009, by and among the Put Parties.**

10.10	First Amendment to the Purchase and Put Agreement, dated January 11, 2010, by and among the Put Parties.**

10.11	Disclosure Statement filed with the United States Bankruptcy Court for the Eastern District of Michigan on December 7, 2009.***

10.12

Form of Litigation Trust Agreement, to be entered into by and among the Debtors, the trustee for the Litigation Trust and certain members of the governing board of the Litigation Trust appointed pursuant to the Plan.**

10.13	Form of Litigation Trust 8% Promissory Note.**

10.14	Commitment Letter, dated April 26, 2010, by and between Comerica Bank and Greektown Superholdings, Inc.**

10.15	Letter Agreement, dated November 13, 2009, by and among the Put Parties and certain pre-petition lenders.**

10.16	Form of Management Agreement, to be entered into by and between Greektown Superholdings, Inc. and WG-Michigan,

LLC.***

16.1	KPMG Letter dated March 31, 2010.*

21.1	List of Subsidiaries of Greektown Superholdings, Inc.*

* Previously filed with Form 10

** Previously filed with Amendment No. 1 to Form 10

*** Previously filed with Amendment No. 2 to Form 10

GREEKTOWN HOLDINGS, L.L.C.
(Debtor-In-Possession)

CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008
and the Three Years Ended December 31, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members of
Greektown Holdings, L.L.C.

We have audited the accompanying consolidated balance sheets of Greektown Holdings, L.L.C. (Debtor-in-Possession and the “Company”) as of December 31, 2009 and 2008, and the related consolidated statements of operations, members’ deficit, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Greektown Holdings, L.L.C. at December 31, 2009 and 2008, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the notes to the consolidated financial statements, the appropriateness of using the going-concern basis for the Company’s financial statements is dependent upon, among other things: the Company’s ability to comply with the terms and conditions of the debtor-in-possession financing agreement; to improve profitability; to generate sufficient cash flow from operations to satisfy liabilities as they come due; and to obtain additional financing to meet the Company’s future obligations. These conditions raise substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are also described in the notes to the consolidated financial statements. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

/s/ Ernst & Young LLP

Detroit, Michigan
March 31, 2010

GREEKTOWN HOLDINGS, L.L.C.
(Debtor-In-Possession)

CONSOLIDATED BALANCE SHEETS

	December 31

	2009	2008

	(In Thousands)
ASSETS
Current assets:
Cash and cash equivalents	$25,692	$24,032
Certificate of deposit	530	522
Accounts receivable—gaming, less allowance for doubtful accounts of $236 and $2,417 in 2009 and 2008, respectively	3,603	3,619
Accounts receivable—other, less allowance for doubtful accounts of $40 and $166 in 2009 and 2008, respectively	1,069	701
Notes receivable	2,460	2,370
Inventories	433	601
State of Michigan gaming tax refundable	12,328	—
Prepaid expenses and other current assets	19,498	18,895

Total current assets	65,613	50,740
Property, building, and equipment, net	472,271	448,585
Other assets:
Financing fees, net of accumulated amortization of $27,981 and $15,058 in 2009 and 2008, respectively	9,712	14,105
Deposits and other assets	30	30

Total assets	$547,626	$513,460

	December 31

	2009	2008

	(In Thousands)
LIABILITIES AND MEMBERS’ DEFICIT
Current liabilities, not subject to compromise:
Debtor-in-possession financing	$190,037	$130,134
Secured debt in default	342,054	319,332
Accounts payable	12,846	25,299
Accrued City of Detroit settlement	13,547	—
Accrued interest	1,650	649
Notes payable	1,890	6,671
Accrued expenses and other liabilities	20,947	20,323

Total current liabilities not subject to compromise	582,971	502,408
Long-term liabilities not subject to compromise:
Obligation under capital lease	786	786
Deferred Michigan business tax, net	2,370	2,675

Total long-term liabilities not subject to compromise	3,156	3,461
Liabilities subject to compromise:
Long-term debt and notes payable	185,000	185,000
Pre-petition payables	12,334	12,370
Pre-petition accrued interest	9,944	9,944
Accrued interest subject to compromise	31,489	11,601
Pre-petition amounts due to parent	1,350	1,350
Lawsuit settlement obligation	12,303	12,303

Total liabilities subject to compromise	252,420	232,568

Total liabilities	838,547	738,437
Contributed capital	47,588	47,588
Accumulated deficit	(338,509)	(272,565)

Total members’ deficit	(290,921)	(224,977)

Total liabilities and members’ deficit	$547,626	$513,460

The accompanying notes are an integral part of the consolidated financial statements.

GREEKTOWN HOLDINGS, L.L.C.
(Debtor-In-Possession)

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31

	2009	2008	2007

	(In Thousands)
Revenues
Casino	$332,878	$297,329	$321,779
Food and beverage	22,524	11,862	13,959
Hotel	7,880	—	—
Other	4,958	4,608	4,891

Total revenues	368,240	313,799	340,629
Less promotional allowances	36,635	27,070	25,982

Net revenues	331,605	286,729	314,647
Operating expenses
Casino	75,484	77,953	83,449
Gaming taxes	75,635	83,116	89,596
Food and beverage	16,427	9,713	11,105
Hotel	6,590	—	—
Marketing, advertising and entertainment	8,586	5,549	7,389
Facilities	18,189	17,932	17,879
Depreciation and amortization	18,574	7,590	8,629
Bad debts	—	1,202	—
General and administrative expenses	41,554	39,674	43,269
Lease restoration expense	—	—	2,250
Michigan Single Business Tax	—	—	1,275
Other	488	651	371
Pre-opening expenses	1,043	828	—
City of Detroit settlement	16,629	—	—
Consulting company success fee	6,240	—	—
Impairment of casino development rights	—	128,240	—

Operating expenses	285,439	372,448	265,212

Earnings (loss) before reorganization items	46,166	(85,719)	49,435
Chapter 11 related reorganization items	(28,711)	(11,667)	—
Other income (expense)
Interest expense	(69,998)	(38,629)	(37,052)
Amortization of finance fees and accretion of discount on senior notes	(12,923)	(10,252)	(3,680)
Interest income	171	235	735
Unrealized loss on interest rate swaps	—	(2,650)	(7,385)
Miscellaneous income (expense)	163	2	(63)

Total other expenses	(82,587)	(51,294)	(47,445)
(Loss) income before provisions for state income taxes	(65,132)	(148,680)	1,990
Michigan business tax (expense)—current	(1,117)	(1,553)	—
Michigan business tax benefit (expense)—deferred	305	(2,675)	—

Net (loss) income	$(65,944)	$(152,908)	$1,990

The accompanying notes are an integral part of the consolidated financial statements.

GREEKTOWN HOLDINGS, L.L.C.
(Debtor-In-Possession)

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ DEFICIT

	Contributed Capital	Accumulated Deficit	Total Members’ Deficit

	(In Thousands)
Balance at December 31, 2006	$489	$(121,647)	$(121,158)
Member contribution	35,000	—	35,000
Net income	—	1,990	1,990

Balance at December 31, 2007	35,489	(119,657)	(84,168)
Member contribution	12,099	—	12,099
Net loss	—	(152,908)	(152,908)

Balance at December 31, 2008	47,588	(272,565)	(224,977)
Net loss	—	(65,944)	(65,944)

Balance at December 31, 2009	$47,588	$(338,509)	$(290,921)

The accompanying notes are an integral part of the consolidated financial statements.

GREEKTOWN HOLDINGS, L.L.C.
(Debtor-In-Possession)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31

	2009	2008	2007

	(In Thousands)
Operating activities
Net (loss) income	$(65,944)	$(152,908)	$1,990
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	18,574	7,590	8,629
Amortization of financing fees and accretion of discount on senior notes	12,923	10,252	3,680
Impairment of casino development rights	—	128,240	—
Accrued PIK interest	29,259	5,366	—
Deferred Michigan business tax	(305)	2,675	—
Unrealized loss on interest rate swaps	—	2,650	7,385
Changes in current assets and liabilities:
Accounts receivable—gaming	16	2,159	(1,860)
Accounts receivable—other	(368)	(35)	(266)
State of Michigan gaming tax refundable	(12,328)	—	—
Inventories	168	(275)	(37)
Prepaid expenses and other current assets	(603)	(1,496)	196
Notes receivables	(90)	(120)	—
Account payable:
Pre-petition payables	(36)	12,370	3,373
Pre-petition amounts due to parent	—	1,350	—
Post-petition payables	20,731	3,709	—
City of Detroit settlement	13,547	—	—
Accrued expenses, interest, and other liabilities	21,513	14,696	4,274

Net cash provided by operating activities before reorganization items	37,057	36,223	27,364
Operating cash flows for reorganization items	(33,184)	(6,607)	—

Net cash provided by operating activities	3,873	29,616	27,364
Investing activities
Capital expenditures	(42,260)	(169,285)	(105,091)
Payment for casino development rights	—	—	(1,056)
Investment in certificate of deposit	(8)	(18)	(504)

Net cash used in investing activities	(42,268)	(169,303)	(106,651)
Financing activities
Proceeds from borrowings under DIP Financing and Amended DIP Financing	240,715	181,907	—
Proceeds from borrowings on long-term debt and notes payable	—	—	42,572
Payment on long-term debt and note payable	(187,349)	(52,252)	(2,013)
Notes payable	(4,781)	6,671	—
Lawsuit settlement obligation payments	—	(247)	(233)
Financing fees paid	(8,530)	(3,710)	(2,490)
Proceeds from member contribution	—	12,099	35,000

Net cash provided by financing activities	40,055	144,468	72,836

Net increase (decrease) in cash and cash equivalents	1,660	4,781	(6,451)
Cash and cash equivalents at beginning of year	24,032	19,251	25,702

Cash and cash equivalents at end of year	$25,692	$24,032	$19,251

Supplemental disclosure of cash flow information
Cash paid during the period for interest	$16,587	$29,851	$45,135

Supplemental noncash activity
Conversion of accounts receivable—Gaming to notes receivable	$—	$—	$2,250

The accompanying notes are an integral part of the consolidated financial statements.

GREEKTOWN HOLDINGS, L.L.C.
(Debtor-In-Possession)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2009 and 2008 and the Three Years Ended December 31, 2009

1. Description of Business

          Greektown Holdings, L.L.C. (the “Company”) was formed in September 2005 as a limited liability company owned by Kewadin Greektown Casino, L.L.C. (“Kewadin”) and Monroe Partners, L.L.C. (“Monroe”) (see Note 8). The Company owns Greektown Casino, L.L.C. (Greektown Casino), which is engaged in the operation of a casino gaming facility in the City of Detroit (the “City”), which opened November 10, 2000 under a license granted by the Michigan Gaming Control Board (“MGCB”), and the development of an expanded hotel/casino complex under the terms of a development agreement between Greektown Casino and the City (the “Development Agreement”).

          On August 2, 2002, the City approved revised development agreements for all three Detroit casino developers. Under the terms of its revised Development Agreement, Greektown Casino completed its development of a permanent hotel/casino complex containing hotel, parking, expanded gaming, and other amenities at its current site (the “Expanded Complex”).

2. Summary of Significant Accounting Policies

Presentation and Basis of Accounting

          The accompanying consolidated financial statements present the financial position, results of operations and cash flows of Greektown Holdings, L.L.C. and its wholly owned subsidiaries—Greektown Holdings II, Inc., and Greektown Casino, L.L.C. and its wholly owned subsidiary, Trappers GC Partner, LLC and three nonoperating real estate subsidiaries.

          On May 29, 2008 (the “Petition Date”), the Company filed a voluntary petition for reorganization (the “Restructuring Proceedings”) under Chapter 11 of the United States Bankruptcy Code (see Note 3). The accompanying consolidated financial statements have been prepared in accordance with the Reorganizations topic of the ASC (as subsequently defined) and on a going-concern basis, which contemplates continuity of operations and realization of assets and liquidation of liabilities in the ordinary course of business. However, as a result of the Restructuring Proceedings, such realization of assets and liquidation of liabilities is uncertain. While operating as debtors-in-possession (“DIP”) under the protection of Chapter 11 of the Bankruptcy Code, and subject to approval of the Bankruptcy Court, the Company may sell or otherwise dispose of assets and liquidate or settle liabilities for amounts other than those reflected in the consolidated financial statements.

          The Reorganizations topic of the ASC generally does not change the manner in which financial statements are prepared. However, it does require that the financial statements for periods subsequent to the filing of the Chapter 11 petition distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Revenues, expenses, realized gains and losses, and provisions for losses that can be directly associated with the reorganization and restructuring of the business must be reported separately as reorganization items in the statement of operations beginning in the period ended June 30, 2008. The balance sheet must distinguish pre-petition liabilities subject to compromise from both those pre-petition liabilities that are not subject to compromise and from post-petition liabilities. Liabilities that may be affected by a plan of reorganization must be reported at the amounts expected to be allowed, even if they may be settled for lesser amounts. In addition, reorganization items must be disclosed separately in the statement of cash flows. The Company adopted the GAAP applicable to entities operating in Chapter 11 effective on May 29, 2008, and has segregated those items as outlined above for all reporting periods subsequent to such date.

          The appropriateness of using the going-concern basis for the Debtors’ financial statements is dependent upon, among other things: the Debtors’ ability (i) to comply with the terms and

GREEKTOWN HOLDINGS, L.L.C.
(Debtor-In-Possession)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

conditions of the DIP facility; (ii) to improve profitability; (iii) to generate sufficient cash flow from operations to satisfy liabilities as they come due; and (iv) to obtain additional financing to meet the Company’s future obligations

          As further described in Note 6, the Company has long-term obligations. These obligations have been classified as a current liability as a result of the filing for Chapter 11 bankruptcy protection under the United States Bankruptcy Code.

Use of Estimates

          The preparation of the consolidated financial statements in accordance with U.S. Generally Accepted Accounting Principles requires management of the Company to make estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period.

          Significant items subject to such estimates and assumptions include the carrying amount of property, building, and equipment, valuation allowances for receivables, tax obligations and certain other accrued liabilities. Actual results could differ from those estimates.

Revenues

          Greektown Holdings recognizes as Casino revenues the net win from gaming activities, which is the difference between gaming wins and losses. Revenues from food and beverage and hotel operations are recognized at the time of sale or upon the provision of service.

Promotional Allowances

          The retail value of food, beverage, and other complimentary items furnished to customers without charge is included in revenues and then deducted as promotional allowances. The costs of providing such promotional allowances for the years ended December 31, 2009, 2008, and 2007, were as follows (in thousands):

	December 31

	2009	2008	2007

Food and beverage	$9,751	$4,118	$4,883
Hotel	2,265	—	—

	$12,016	$4,118	$4,883

Cash, Cash Equivalents, and Certificates of Deposit

          The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. Certificates of deposit represent cash deposits with maturities in excess of three months.

Accounts and Notes Receivable and Allowance for Doubtful Accounts

          Accounts receivable—gaming consists primarily of gaming markers issued to casino patrons on the gaming floor. A marker is a voucher for a specified amount of dollars negotiable solely within Greektown Casino. Markers are recorded at issued value and do not bear interest. The allowance for doubtful accounts is Greektown Casino’s best estimate of the amount of probable credit losses in Greektown Casino’s existing accounts receivable.

          Notes receivable represents a balance owed from a patron, which is evidenced by an unsecured promissory note with a principal balance of $2,000,000. The note matured on March 31, 2009 and

GREEKTOWN HOLDINGS, L.L.C.
(Debtor-In-Possession)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

bears interest at a rate of 6% per annum, of which $460,000, $370,000, and $250,000 was earned through December 31, 2009, 2008, and 2007, respectively. The Company served a collection notice related to this note and expects full payment of the principal amount.

          Greektown Casino determines the allowance based on historical write-off experience and review of returned gaming markers, past-due balances, and individual collection analysis. Account balances are charged off against the allowance after all reasonable means of collection have been exhausted and the potential for recovery is considered remote.

Concentrations of Credit Risk

          Financial instruments that potentially subject us to significant concentration of credit risk consist primarily of cash and equivalents, certificates of deposit and accounts receivable. We control our exposure to credit risk associated with these instruments by (i) maintaining strict controls and security procedures to safeguard cash balances on our gaming floors and in controlled areas in our facility; and (ii) maintaining strict policies over credit extension that include credit evaluations, credit limits and monitoring procedures.

Advertising Expense

          The Company expenses costs associated with advertising and promotion as incurred. Advertising and promotion expense was approximately $8,310,000, $4,620,000, and $5,541,000 for the years ended December 31, 2009, 2008, and 2007, respectively.

Prepaid Expenses

          Prepaid expenses consist of payments made for items to be expensed over future periods. At December 31, 2009 and 2008, prepaid expenses included approximately $12,211,000 and $12,333,000, respectively, related to the annual gaming license and municipal service fees that will be expensed in subsequent periods.

Inventories

          Inventories, consisting of food, beverage, and gift shop items, are stated at the lower of cost or market. Cost is determined by the first-in, first-out method.

Property, Building, and Equipment

          Property, building, and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets.

          Expenditures for repairs and maintenance are charged to expense as incurred and approximated $725,000, $584,000, and $888,000 for the years ended December 31, 2009, 2008, and 2007, respectively. Depreciation and amortization expense includes amortization of assets recorded under capital leases.

Reserve for Club Greektown

          Greektown Casino sponsors a players club (“Club Greektown”) for its repeat customers. Members of the club earn points for playing Greektown Casino’s electronic video and table games. Club Greektown members may redeem points for cash. Club Greektown members may also earn special coupons or awards as determined by Greektown Casino.

          Greektown Casino expenses the cash value of points earned by club members and recognizes a related liability for any unredeemed points. Greektown Casino has adopted the provisions of the

GREEKTOWN HOLDINGS, L.L.C.
(Debtor-In-Possession)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Revenue Recognition topic of the ASC applicable to instances where consideration is given by a vendor to a customer. Accordingly, Greektown Casino has recognized the cash value of points earned as a direct reduction in casino revenue. For the years ended December 31, 2009, 2008, and 2007, this reduction totaled $6,727,000, $6,459,000, and $7,151,000, respectively, and is deducted from casino revenue in the accompanying consolidated statement of operations.

Concentrations of Risk

          As of December 31, 2009, approximately 1,700 of the Company’s employees were covered by collective bargaining agreements, including a majority of the Company’s hourly staff.

Fair Value of Financial Instruments

          The carrying amount of cash and cash equivalents, certificates of deposit, accounts receivable, and accounts payable approximates fair value because of the short-term maturity of these instruments. The fair value of long-term debt, lawsuit settlement obligation, and long-term payables approximates their carrying value, as determined by the Company, using available market information.

Financing Fees

          The Company has incurred certain financing costs in order to secure financing for its Casino and the Expanded Complex. These costs were capitalized and are being amortized over the term of the respective financing agreements.

          Capitalized financing fees, net of amortization, totaled $9,712,000 and $14,105,000 at December 31, 2009 and 2008, respectively. The amortization of these fees was $12,923,000, $8,464,000, and $3,378,000 for the years ended December 31, 2009, 2008, and 2007, respectively.

Income and Other Taxes

          A provision for federal income taxes is not recorded because, as a limited liability company, taxable income or loss is allocated to the members based on their respective ownership percentages in accordance with the Member Agreement (as defined elsewhere herein). On July 12, 2007, the Michigan legislature enacted the Michigan Business Tax (MBT) which is considered an income tax under the provisions of the Income Taxes topic of the ASC. The MBT has a gross receipts tax and an income tax component. Due to these changes, the enactment has resulted in the recording of both a deferred tax asset and a deferred tax liability related to the gross receipts component. The deferred tax asset was approximately $1.2 million and $1.2 million at December 31, 2009 and 2008, respectively, and the deferred tax liability was $3.6 million and $3.9 million, respectively. These amounts are presented net as a long term deferred tax liability of approximately $2.4 million and $2.7 million at December 31, 2009 and 2008, respectively. The deferred tax asset is the result of future deductions allowed under the enactment provisions of the new law for the 2015 to 2029 tax years, whereas the deferred tax liability is the result of the enactment of the law and the liability resulting from the temporary differences related to capital acquisitions reversing in future periods related to the gross receipts calculation. In addition, the Company has a deferred tax asset of approximately $8 million and approximately $8.2 million at December 31, 2009 and 2008, respectively, related to the tax effect of timing differences between book and tax expense related to the income tax component. Based on historical losses in Michigan and the uncertainty of the Company’s ability to utilize them, a full valuation allowance has been provided against these deferred tax assets at December 31, 2009 and 2008. During the years ended December 31, 2009 and 2008, the Company recorded a current provision for MBT of $1,117,000 and $1,553,000, respectively, and a deferred benefit of $305,000 and a deferred provision of $2,675,000, respectively.

GREEKTOWN HOLDINGS, L.L.C.
(Debtor-In-Possession)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Impairment or Disposal of Long-lived Assets

          The Company accounts for long-lived assets in accordance with the Property, Plant and Equipment topic of the ASC, which requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset.

          If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less costs to sell.

Intangible Assets

          The Revised Development Agreement gives rise to an identifiable intangible asset that has been determined to have an indefinite life.

          The Company complies with the provisions of the Intangible Assets-Goodwill and Other topic of the ASC, which provides guidance on how identifiable intangible assets should be accounted for upon acquisition and subsequent to their initial financial statement recognition. This topic requires that identifiable intangible assets with indefinite lives be capitalized and tested for impairment at least annually by comparing the fair values of those assets with their recorded amounts.

          Accordingly, the Company performs its impairment test as of October 1 of each year by comparing their estimated fair value to the related carrying value as of that date.

Interest Costs

          The interest costs associated with debt incurred in connection with the construction of long-lived assets are capitalized until the project is complete, at which time the interest is amortized over the life of the related capitalized assets. The Company uses either the interest rate on the borrowing specific to the capital expenditure or a weighted-average interest rate on outstanding indebtedness. Interest costs capitalized were $2,086,000, $6,987,000, and $7,199,000 for the years ended December 31, 2009, 2008, and 2007, respectively, in connection with the Expanded Complex.

Reclassification

          Certain amounts related to the consulting company success fees have been reclassified as “operating expenses” (previously classified as “other expense”) in the consolidated statement of operations for the year ended December 31, 2009.

Recently Issued Accounting Pronouncements

          Effective July 1, 2009, the Financial Accounting Standards Board (the “FASB”) issued the FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles (the “ASC”), and the ASC became the single official source of authoritative, nongovernmental GAAP. The historical GAAP hierarchy was eliminated and the ASC became the only level of authoritative GAAP, other than guidance issued by the SEC. All other literature became non-authoritative. The ASC is effective for financial statements issued for interim and annual periods ending after September 15, 2009. As the ASC was not intended to change or alter existing GAAP, it will not have any impact on the Company’s consolidated financial position, results of operations and cash flows.

          In September 2006, the FASB issued a new standard which defines fair value, establishes a framework for measuring fair value in U.S. GAAP, and expands the disclosure requirements regarding fair value measurements. The standard does not introduce new requirements mandating the use of fair value.

          The new standard defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement

GREEKTOWN HOLDINGS, L.L.C.
(Debtor-In-Possession)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

date.” The definition is based on an exit price rather than an entry price, regardless of whether the entity plans to hold or sell the asset.

          The topic also establishes presentation and disclosure requirements in order to facilitate comparisons between entities choosing different measurement attributes for similar types of assets and liabilities. This standard does not affect existing accounting requirements for certain assets and liabilities to be carried at fair value.

          The Company adopted this standard as it relates to financial assets and liabilities on January 1, 2008, and as it relates to non-financial assets and liabilities on January 1, 2009. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

          In March 2008, the FASB issued a new pronouncement which seeks to enhance disclosure about how and why a company uses derivative and hedging activities, how derivative instruments and related hedged items are accounted for (and the interpretations of that topic) and how derivatives and hedging activities affect a company’s financial position, financial performance and cash flows. This standard is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

          In May 2009, the FASB issued a new standard regarding subsequent events which introduces the concept of financial statements being available to be issued. This standard is effective for fiscal years and interim periods beginning after June 15, 2009. During the second quarter of 2009, the Company adopted the provisions of the Subsequent Events topic of the ASC, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. The adoption of the topic did not have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

3. Petition for Relief Under Chapter 11

          On May 29, 2008 (the “Petition Date”), the Company filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court, Eastern District of Michigan (the “Bankruptcy Court”). The Company sought protection under Chapter 11 of the United States Bankruptcy Code to allow the Company time to secure adequate funding to complete the Expanded Complex and to protect itself from a forced sale of Greektown Casino by the Michigan Gaming Control Board as provided in the Revised Development Agreement. The Restructuring Proceedings were initiated in response to the Company not meeting the loan covenants put in place by both the lenders and the Michigan Gaming Control Board. Curing these covenants would have required the equity owners of the Company to contribute capital far in excess of their financial strength. As a result, the Company sought protection under Chapter 11 to stay the potential forced sale, and allow it to obtain the financing required to preserve its going concern value for the benefit of all parties involved.

          On June 9, 2008, Holdings and the Company entered into a $150 million DIP financing facility in order to finance the remainder of the Expanded Complex and provide funding for working capital and reorganization expenses. The DIP financing facility was amended and restated on February 20, 2009 to provide up to an additional $46 million in two delayed draw term loans and effectuate certain other modifications (see Note 6).

          On August 26, 2009, the Debtors, together with their existing pre and post-petition lenders (the Debtor Plan Proponents), filed the Second Amended Joint Plans of Reorganization Pursuant to Chapter 11 of the United States Bankruptcy Code (the “Debtor Plan”) and the Second Amended Disclosure Statement for Joint Plans of Reorganization Pursuant to Chapter 11 of the United States Bankruptcy Code (the “Disclosure Statement”). On September 3, 2009, the Bankruptcy Court approved the Disclosure Statement. On November 2, 2009, certain of the holders of the Senior

GREEKTOWN HOLDINGS, L.L.C.
(Debtor-In-Possession)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Notes due 2013 issued by Holdings and Holdings II, together with certain of the pre-petition secured lenders (the “Noteholder Plan Proponents”) filed a alternative plan of reorganization with the Bankruptcy Court (the “Noteholder Plan”). The Noteholder Plan was confirmed by the Bankruptcy Court on January 22, 2010, and, pursuant to the terms of the Noteholder Plan, must become effective, upon the occurrence of the conditions precedent to such effectiveness, on or before June 30, 2010. Conditions precedent to the occurrence of the effective date of the Noteholder Plan include receipt from the MGCB and the City of Detroit of all required regulatory approvals and consents. Upon the effective date of the Noteholder Plan, among other things, the DIP Lenders and the Pre-Petition Secured Lenders shall be paid, and certain of the Noteholder Plan Proponents shall own the equity of the Reorganized Greektown. Pursuant to a stipulation entered into among the Noteholder Plan Proponents and the Debtor Plan Proponents, the Debtor Plan is currently being held in abeyance pending the occurrence of the effective date of the Noteholder Plan.

          On December 29, 2009, the Company entered into a new $210 million DIP facility, which refinanced the amended and restated DIP facility dated February 20, 2009 and provided funding for working capital and the costs associated with the Company’s reorganization (see Note 6).

          Under Chapter 11, certain claims against the Company in existence prior to the filing of the petitions for relief under the federal bankruptcy laws are stayed while the Company continues business operations as DIP. These claims are reflected in the consolidated balance sheet as “pre-petition payables” and “pre-petition amounts due to related parties.” These amounts represent the Company’s estimate of known or potential prepetition claims and related post-petition interest to be resolved in connection with the Restructuring Proceedings. Such claims remain subject to future adjustments. Future adjustments may result from (i) negotiations; (ii) actions of the Bankruptcy Court, or the actions of the Debtors or Reorganized Debtors pursuant to the Noteholder Plan, assuming the Noteholder Plan becomes effective; (iii) further developments with respect to disputed claims; (iv) rejection of executory contracts; (v) the determination as to the value of any collateral securing claims; (vi) proofs of claim; or (vii) other events. Payment terms for these claims will be established in connection with the Restructuring Proceedings, including in connection with the Noteholder Plan, if it becomes effective.

          Chapter 11 related reorganization expenses in the consolidated statement of operations consist of legal and financial advisory fees resulting from or related to the bankruptcy proceedings.

4. Property, Building, and Equipment

          Property, building, and equipment and related depreciable lives as of December 31, 2009 and 2008, were as follows (in thousands):

	December 31
			Depreciable Lives
	2009	2008

Land	$104,391	$104,391	—
Gaming building and improvements	151,506	136,865	3–35 years
Gaming equipment and furnishings	62,983	59,772	3–5 years
Nongaming buildings and improvements	253,913	70,968	39 years
Nongaming office furniture and equipment	43,914	28,208	5–7 years
Construction in progress	8,560	183,910	—

	625,267	584,114
Less accumulated depreciation and amortization	152,996	135,529

Property, building, and equipment, net	$472,271	$448,585

GREEKTOWN HOLDINGS, L.L.C.
(Debtor-In-Possession)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

          Certain costs incurred relate to the development and construction of the Expanded Complex, in accordance with the terms of the Revised Development Agreement. These costs are capitalized, and depreciation commenced in February 2009, when the Expanded Complex opened.

5. Casino Development Rights and Impairment

          In accordance with the Revised Development Agreement, Greektown Casino is authorized to own and operate on a permanent basis, within certain boundaries in the City, a casino complex containing specified amenities. Under the terms of the Revised Development Agreement:

(a)	Greektown Casino agreed to pay the City $44 million in installment payments (the “Installment Payments”), and contributed certain investment assets.

(b)

Greektown Casino was required to maintain standby letters of credit, totaling $49,360,000, to secure principal and interest payments on certain bonds issued by the Economic Development Corporation of the City (the “EDC”); however, these letters of credit were called by the EDC in June 2008 as a result of the Chapter 11 Bankruptcy filing (see Note 13).

(c)

Greektown Casino signed an indemnity agreement with the City and the EDC with respect to certain matters. Payments made under this indemnity agreement plus liabilities accrued, resulted in capitalizing costs of $32,047,000 at December 31, 2009 and 2008, respectively.

This amount includes the costs to settle a lawsuit as more fully described in Note 13.

(d)	Greektown Casino contributed to the City its one-third interest, with a cost basis of $2,833,000, in Jefferson Casino, LLC.

          The Installment Payments, EDC payments, payments under the indemnity agreement and lawsuit settlement, and the contribution of the ownership interest in Jefferson Holdings, LLC gave rise to an identifiable intangible asset, Casino Development Rights, in the amount of $128,240,000, which under the terms of the Development Agreement, have an indefinite life.

          The Company’s last license was renewed on December 14, 2007 and the annual renewal period expired on December 14, 2008 and its renewal is currently held in abeyance by the Michigan Gaming Control Board pending the Company’s bankruptcy reorganization.

          Goodwill and indefinite-lived intangible assets must be reviewed for impairment at least annually or more frequently if impairment indicators are present. The Company performs its annual impairment test for Casino Development Rights as of October 1 of each fiscal year. In the fourth quarter of 2008, in connection with the preparation of the Company’s financial statements, management determined it was necessary to revise its assumptions and perform an interim impairment test of the Casino Development Rights intangible asset at December 31, 2008 due to several factors, which included (i) the uncertainty in the gaming market, (ii) continued uncertainty around the Company’s bankruptcy filing, and (iii) the recent and ongoing deterioration in the local and national economies.

          Given the uncertainties in the gaming markets, coupled with the Company’s bankruptcy filing, management determined that the Casino Development Rights of the Company were fully impaired. Accordingly, during the fourth quarter of 2008, the Company impaired this asset in its entirety based on a discounted cash flow analysis. As a result, the Company recorded an impairment charge of $128,240,000 in the statement of operations for the year ended December 31, 2008.

6. Long-Term Debt, Notes Payable, and Debtor in Possession Financing

          The Company entered into a financing agreement on December 2, 2005 that provided for a $190 million term loan and a $100 million revolving credit facility, to finance the payment for Greektown Casino’s existing credit facilities that were expiring. Effective April 2007, the Company’s

GREEKTOWN HOLDINGS, L.L.C.
(Debtor-In-Possession)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

existing five-year revolving credit facilities (including letter-of-credit facilities) were increased to $125,000,000, expiring December 2010. The funds received by the Company under these credit facilities were advanced to Greektown Casino under the following terms:

•	Seven-year maturity for the original long-term indebtedness and five-year maturity for revolving credit facility.

•

Quarterly amortization of $475,000, beginning on December 31, 2006 through December 31, 2011; thereafter, quarterly amortization payments of one-fourth the remaining outstanding amount for each of the four quarters beginning on March 31, 2012. As a result of the bankruptcy filing, these amortization payments have been stayed.

•

Interest payments are payable monthly or quarterly, at a rate equal to, at the Company’s option: (i) for a base rate loan, (a) the greater of (I) the rate of interest then most recently established by the administrative agent (Merrill Lynch Capital Corporation) in New York, New York, as its base rate for U.S. dollars loaned in the United States, and (II) the federal funds rate plus 0.50%, plus (b) a margin based on the ratio of total net senior debt to Earnings Before Interest Taxes Depreciation and Amortization (“EBITDA”) (1.50% or 1.75%) or (ii) for a LIBOR loan, LIBOR plus a margin based on the ratio of total net senior debt to EBITDA (2.50% or 2.75%). The margins mentioned above have been increased by 2% as a result of the bankruptcy filing.

•	Interest rate swap agreement with notional amount of $70 million, as more fully described below.

          The funds received and outstanding from the financing agreement are considered secured debt in default. As of December 31, 2009 and 2008, outstanding secured debt in default, along with the interest rates associated with such funds, consists of the following:

Amount of Obligation		Interest Rate Structure	Rate of Interest

December 31

2009	2008

(In Thousands)
$172,157	$160,561	BASE RATE + 3.250%	7.00%
34,370	32,054	BASE RATE + 3.250%	7.00%
135,527	126,717	BASE RATE + 3.000%	6.75%

$342,054	$319,332

          On June 9, 2008, Holdings and the Company entered into a $150 million debtor-in-possession financing facility (the “DIP Financing”) in order to finance the remainder of the Expanded Complex and provide funding for working capital and reorganization expenses. The DIP Financing included a delayed draw term loan agreement for $135 million and a revolving credit facility for $15 million. There were strict guidelines as to how these funds would be used and were required to be approved and monitored by the U.S. Trustee as well as the MGCB.

          The funds from the delayed draw term loan facility were only for construction related expenditures, while the funds from the revolving credit facility could be used to pay operational and construction related expenses.

GREEKTOWN HOLDINGS, L.L.C.
(Debtor-In-Possession)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

          As of December 31, 2008, the Company’s obligations, as they related to the DIP Financing, and the interest rates on these obligations are set forth below:

Amount of Obligation	Interest Rate Structure	Rate of Interest

(In Thousands)
$115,134	BASE + 5.25% payable monthly	8.50%
15,000	BASE + 5.25% payable monthly	8.50%

$130,134

          The DIP Financing was amended and restated on February 20, 2009 (the “Amended DIP Financing”) to provide up to an additional $46 million in two delayed draw term loans. There were strict guidelines as to how these additional funds could be used and had to be approved and monitored by the U.S. Trustee as well as the MGCB. Of the funds received from the two delayed draw term loans, $26 million could only be used for construction related expenses, while up to $20 million of the remaining commitment could be used to pay operational and construction related expenses and was available to the Company in increments upon achieving certain milestones as set forth in the agreement.

          In addition to providing additional borrowings, the Amended DIP Financing adjusted the rate of interest on the delayed draw term loan and revolving credit facility as provided by the original DIP Financing from the base rate plus 5.25% per annum to the base rate plus 7.25% per annum. The interest rate applicable to the additional delayed draw term loans was the base rate plus 5.25%. The Amended DIP Financing restated the covenant requirements which the Company must comply with under the terms of the agreement.

          The Amended DIP Financing also set forth an additional Paid-in-Kind interest (“PIK”) amount that was accrued and added to the then outstanding DIP Financing. The PIK was 5% of the outstanding amount of the original DIP Financing and had the same maturity date as the DIP Financing.

          On December 29, 2009 the Company executed the Senior Secured Superpriority Debtor-in-Possession credit agreement (the “New DIP Credit Facility”), which provides maximum aggregate principal of $210 million. The New DIP Credit Facility consists of a $190 million Term A loan and a $20 million delayed draw term loan; the interest rate associated with these borrowings is 14.50% of which 11% is cash interest and 3.50% is PIK. Under the terms of the New DIP Credit Facility, the Term A Loan was utilized to fund the repayment in full of the DIP Credit Facility and the Amended DIP Credit Facility, while the delayed draw term loan may be used for operational needs. As of December 31, 2009 the Company was fully extended on the Term A Loan and had $20 million available to it under the delayed draw term loan. The PIK interest accrued at December 31, 2009 totaled $37,000.

          The New DIP Credit Facility contains covenants including limitations on additional indebtedness, capital expenditures, mergers or acquisitions, dispositions of assets, loans and advances, and transactions with affiliates. Further, the Agreement requires the Company to maintain specific financial ratios including monthly minimum earnings before interest, taxes, depreciation, amortization, and restructuring costs (EBITDAR), as defined in the New DIP Credit Facility. At December 31, 2009, the Company was in compliance with the various covenants of the New DIP Credit Facility.

GREEKTOWN HOLDINGS, L.L.C.
(Debtor-In-Possession)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

          As of December 31, 2009, the Company’s obligations, as they relate to the New DIP Credit Facility and the interest rates on these obligations are set forth below:

Amount of Obligation	Rate of Interest

(In Thousands)
$190,037	11.00% fixed rate payable quarterly; 3.50% PIK

$190,037

          As security for the term loan and any amounts owing under the revolving credit facility, the Company has pledged its 100% equity interest in Greektown Casino.

          Further, Greektown Casino also assigned a security interest in all of its assets as collateral for the above agreements, and has guaranteed repayment of these borrowings.

          Except as permitted under the terms of the New DIP Credit Facility and other existing credit facilities, the Company will not be permitted to incur any other indebtedness.

Unsecured Notes

          The Company also issued $185,000,000 in unsecured notes in December 2005 to finance its operations and meet its liability and equity commitments. The maturity date of the notes is December 1, 2013. As a result of the Chapter 11 filing the notes became unsecured pre-petition liabilities subject to compromise. Upon effectiveness of the Noteholder Plan, it is anticipated that the notes will be cancelled (See Note 3).

          Effective January 19, 2006 and September 28, 2007, Holdings entered into interest rate swap agreements with notional amounts of $195 million and $70 million, respectively. The purpose of these interest rate swaps was to manage the cash flows related to well-defined interest rate costs and the risk associated with variable rate debt. These financial instruments were terminated as a result of the Chapter 11 filing. On the date of termination, the liabilities under the swap agreements became fixed at $9,270,000 related to the $195 million interest rate swap agreement and $2,750,000 related to the $70 million interest rate swap agreement and were included in liabilities not subject to compromise. Interest on these obligations is recorded in accrued expenses and other liabilities and monthly interest is accrued at an 8.5% interest rate.

7. Leases

               Greektown Casino entered into a non-cancelable operating lease for warehouse space; however, this agreement expired during May 2009, and the new agreement includes a thirty (30) day cancellation clause. Rental expense under these agreements for the years ended December 31, 2009, 2008, and 2007, was $80,000, $423,000, and $2,662,000, respectively. Greektown Casino also subleases certain portions of its owned or leased facilities under noncancelable operating leases. Rental income under these leases for the years ended December 31, 2009, 2008, and 2007 was $506,000, $660,000, and $778,000, respectively.

          In addition, during 2007 Greektown Casino entered into a settlement agreement with the lessor of a parking garage whereby Greektown Casino agreed to pay $2.25 million related to lease restoration costs; this amount was recorded as an expense during 2007, and the related liability is recorded in pre-petition payables subject to compromise at December 31, 2009 and 2008.

GREEKTOWN HOLDINGS, L.L.C.
(Debtor-In-Possession)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

          At December 31, 2009, future minimum rental payments required under noncancelable operating leases, with initial or remaining lease terms in excess of one year and lease and sublease income were as follows:

	Capital Lease Payments	Lease and Sublease Income

Periods ending December 31:
2010	$336	$446
2011	336	428
2012	336	319
2013	336	319
2014	336	265
Thereafter	7,364	1,993

	9,044	$3,770

Less amount representing interest	8,258

Present value of net minimum capital lease payments	786
Less current installments of obligation under a capital lease	—

	$786

          Certain of the leases include escalation clauses relating to the consumer price index, utilities, taxes, and other operating expenses. Greektown Casino will receive additional rental income in future years based on those factors that cannot be estimated currently.

8. Related-Party Transactions

          The Company and Greektown Casino have entered into certain business transactions with individuals or entities related to the ownership of direct or indirect member interests. Under the provisions of their internal control system, expenditures to any one related party in excess of $50,000 annually must be approved by the Company’s management board.

          For the years ended December 31, 2009, 2008, and 2007 payments to related parties, other than financing-related activities and member distributions, totaled approximately $8,926,000, $2,136,000, and $784,000, respectively.

          Greektown Casino entered into a management services agreement with the Sault Ste. Marie Tribe of Chippewa Indians (the “Tribe”), a related entity to Kewadin, Monroe, and the Company, which required the Greektown Casino to pay a base management fee of $110,000 per month, as well as the reimbursement of travel, lodging, and out-of-pocket expenses incurred and all reasonable salary costs and fringe benefit expenses of key personnel who are providing such contracted services. This agreement was rejected by the Debtors in the restructuring proceedings. As such, these payments were discontinued, however, the pre-petition amount owed to the Tribe as of December 31, 2009 and 2008 is $550,000, which is classified as liabilities subject to compromise.

          In November 2007, Kewadin made a $35 million equity contribution to the Company to cure non-compliance with certain financial covenants under the Company’s pre-petition credit facility. Additionally, Kewadin made equity contributions of approximately $600,000, $10 million and $1.5 million to Greektown Holdings for construction fees related to the construction of the Expanded Complex in January 2008, March 2008, and May 2008, respectively.

          Greektown Casino periodically enters into certain business transactions with persons related to the direct or indirect ownership of their member interests. Since 2007, Greektown Casino has entered into the following related person transactions:

GREEKTOWN HOLDINGS, L.L.C.
(Debtor-In-Possession)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

•

Greektown Casino has entered into various transactions with New Millennium Advisors, LLC to purchase uniforms used in the operation of Greektown Casino (e.g., uniforms for dealers, kitchen staff, security, etc.) which totaled approximately $1,000, $83,000 and $129,000 for the years ended December 31, 2009, 2008, and 2007, respectively. New Millennium Advisors, LLC is owned, in whole or in part, by Marvin Beatty, a former director of Holdings and Greektown Casino and current member of Monroe.

•

Customers of Greektown Casino have the ability to earn food complimentaries (comps) for use at Fishbones, an upscale seafood restaurant located near Greektown Casino. Greektown reimburses Fishbones at a discounted rate for the costs to Fishbones for providing food to customers redeeming the comps. Greektown LLC expenses with respect to the Fishbones comps totaled approximately $672,000, $1 million, and $0 for the years ended December 31, 2009, 2008, and 2007, respectively. Fishbones is owned in part by Ted Gatzaros, a former director of Greektown LLC and current member of Monroe.

•

Customers of Greektown have the ability to earn hotel comps for use at the Atheneum Suite Hotel at a discounted rate for the costs to the hotel for providing lodging to customers redeeming the comps. Greektown LLC expenses with respect to the Atheneum Suite Hotel complimentaries totaled approximately $169,000, $306,000, and $0 for the years ended December 31, 2009, 2008, and 2007, respectively. The Atheneum Suite Hotel is owned in part by Ted Gatzaros, a former director of Greektown Casino and current member of Monroe.

          Randall A. Fine, who was the Chief Executive Officer until December 31, 2009, is the Managing Director of the Fine Point Group. Greektown Casino and the Fine Point Group entered into the Consulting Agreement (as subsequently defined) as of December 31, 2008 (See Note 11).

          Accounts receivable—other includes $298,000 as of December 31, 2009 and 2008, for the amounts due from Monroe, a member of the Company.

9. Members’ Deficit

          When it was formed in September 2005, Holdings’ interest in Greektown Casino was transferred to Holdings by the two owners. Consistent with their former ownership interests in Greektown Casino, Kewadin and Monroe each own a 50% interest in Holdings. The transactions involving a substitution of Holdings for the members’ interests in Greektown Casino have been considered as transactions between common control entities, and therefore have been accounted for at carrying value.

          As part of this ownership transaction, the member agreement among Kewadin, Monroe, and Greektown Holdings became the member agreement among Kewadin, Monroe, and the Company.

          During the years ended December 31, 2009, 2008, and 2007, a member of the Company made equity contributions totaling $0, $12,100,000, and $35,000,000, respectively, to the Company. The 2008 contributions were made in the first and second quarter, and all contributions were made before the Chapter 11 filing.

10. Gaming Taxes and Fees

          Under the provisions of the Michigan Gaming Control and Revenue Act (the “Act”), casino licensees are subject to the following gaming taxes and fees on an ongoing basis:

•	An annual licensing fee;

•

An annual payment, together with the other two casino licensees, of all MGCB regulatory and enforcement costs. Greektown Casino was assessed $10,233,000, $10,003,000, and $9,826,000, for its portion of the annual payment for the years ended December 31, 2009, 2008, and 2007, respectively;

GREEKTOWN HOLDINGS, L.L.C.
(Debtor-In-Possession)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

•

A wagering tax, calculated based on adjusted gross gaming receipts, payable daily, of 24% (the Act also provides for certain increases in the wagering tax if Greektown Casino’s Expanded Complex facilities are not operational from and after July 1, 2009, and a reduction in that tax once they are operational); and,

•	A municipal services fee in an amount equal to the greater of 1.25% of adjusted gross gaming receipts or $4 million annually.

          These gaming taxes and fees are in addition to the taxes, fees, and assessments customarily paid by business entities conducting business in the State of Michigan and the City and amounted to $75,635,000, $83,116,000, and $89,596,000, for the years ended December 31, 2009, 2008, and 2007, respectively.

          Effective January 1, 2006, the Company has also been required to pay a daily fee to the City of 1% of adjusted gross receipts, increasing to 2% of adjusted gross receipts if adjusted gross receipts exceed $400 million in any one calendar year. Additionally, if and when adjusted gross receipts exceed $400 million, the Company will be required to pay $4 million to the City. The Company’s adjusted gross receipts did not exceed $400 million during the calendar years 2009, 2008, or 2007.

          The Act, was amended in 2004 to increase the wagering tax rate for the three Detroit casinos from 18% of adjusted gross receipts to 24% of adjusted gross receipts. If the MGCB determines that (1) the licensee has been “fully operational” for 30 consecutive days and (2) the licensee has been in compliance with its Revised Development Agreement for at least 30 consecutive days, then the MGCB is required to certify the licensee and the tax rate will revert to a 1% increase only, resulting in a tax rate for Greektown of 19% of adjusted gross receipts (the “Tax Rollback”).

          Greektown was “fully operational” and had complied with the first requirement (fully operational for 30 consecutive days) on March 17, 2009. “Fully operational” is defined in the Gaming Act as follows: “a certificate of occupancy has been issued to the casino licensee for the operation of a hotel with not fewer than 400 guest rooms and, after issuance of the certificate of occupancy, the casino licensee’s casino, casino enterprise and 400-guest room hotel have been opened and made available for public use at their permanent location and maintained in that status.” MCL 432.212(15)(a). Greektown received a temporary certificate of occupancy on the 400 guest room hotel on February 6, 2009, and opened all of the 400 guest rooms to the public on February 15, 2009.

          The Company also has met the second requirement, that it had been in compliance with the Development Agreement for 30 consecutive days, however, the City had asserted that it did not believe Greektown was in compliance with the Development Agreement.

          On October 9, 2009, the Debtors filed a motion with the Bankruptcy Court to approve a settlement agreement (the “Settlement Agreement”) with the City, which resolved all disputes with the City. The Bankruptcy Court approved the Settlement Agreement on February 22, 2010, which reached a resolution of all disputes with the City. The Settlement Agreement provides, among other things:

•	The City should use its best efforts to support the Debtors efforts in obtaining the Tax Rollback effective as of February 15, 2009 before the MGCB (which was subsequently obtained on March 9, 2010);

•

The Debtors should pay the City a settlement amount in the aggregate of $16,629,000 (the “Settlement Payment”), less certain credits described below, subject to the following provisions: (i) the Debtor should pay initial cash payment of $3.5 million (the “Initial Cash Payment”) within two business days after entry of an order by the Bankruptcy court approving the Settlement Agreement; (ii) a credit should be applied to reduce the Settlement Payment in an amount equal to the difference between (a) the amount of gaming taxes actually paid to the City between February 15, 2009 and February 15, 2010 and (b) the

GREEKTOWN HOLDINGS, L.L.C.
(Debtor-In-Possession)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

amount of gaming taxes that would have been paid through the date of the settlement to the City had the Tax Rollback been effective as of February 15, 2009); and (iii) the Debtors should pay a final cash amount of $9,600,000 (“Final Cash Payment”), which is the remaining amount of Settlement Payment after the Initial Cash Payment and the application of the credit described above.

•	Upon the receipt of the Final Cash Payment, the City should be deemed to have dismissed and waived any and all claims of default under the Development Agreement;

•	The City should cease its demand for a 1% tax increase due to the delayed completion of the Expanded Complex;

•	The City should consent to the transfer of the ownership of the Greektown Casino and the Development Agreement to the reorganized Debtors in accordance with the Plan; and

•	The City should take actions to dismiss all related litigation.

          The Settlement Agreement was conditioned upon (i) approval of the Settlement Agreement by the Bankruptcy Court, which was obtained on February 22, 2010; and (ii) final approvals of the Settlement Agreement from various offices of the City, which was obtained on February 24, 2010.

          On March 9, 2010, the Michigan Gaming Control Board certified that the casino was in compliance with the development agreement as of February 15, 2009 and as such was entitled to a tax adjustment retroactive to February 15, 2009. As a result of the retroactive adjustment, the Company recorded a receivable from the State of Michigan for approximately $12.3 million at December 31, 2009.

          On December 11, 2007, the Company entered into an Acknowledgement of Violation (“AOV”) with the Michigan Gaming Control Board. The AOV included four complaints addressing procurement, kiosks, electronic gaming device meters, and signage. Under the terms of the AOV, a total fine of $750,000 was assessed, of which $300,000 was immediately payable and $450,000 would not be an obligation unless the Company commits further violation for three years. The Company recorded the $300,000 as expense during 2007. The remaining amount has not been recorded as no further violations occurred during the years ended December 31, 2009 and 2008.

11. Commitments and Contingencies

          Millennium Management Group LLC (“Millennium”) was previously retained to provide the Company with certain consulting services related to the operation of the casino for a period through November 30, 2010, $1 million was paid for the year ended December 31, 2007 under the terms of this agreement. During 2008, a motion was filed with the U.S. Bankruptcy Court to reject the contract and the motion was granted by the bankruptcy judge.

          In 2009, the Company entered into a consulting agreement with the Fine Point Group (the “Consultants”) as required by the bankruptcy court. The Consultants received a fixed fee of $150,000 per month plus expenses.

          The Consultants also received a success fee, which was calculated on a quarterly basis, based on preset EBITDAR numbers.

GREEKTOWN HOLDINGS, L.L.C.
(Debtor-In-Possession)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

          The table below shows the budgeted EBITDAR numbers that were required to be attained in order to receive the success fee:

	A	B

Quarter ended:
03/31/09	$9,436,000	$11,534,000
06/30/09	11,058,000	13,515,000
09/30/09	10,688,000	13,063,000
12/31/09	13,818,000	16,888,000

	$45,000,000	$55,000,000

          For any calendar quarter during 2009, the success fee was equal to: (i) 10% of the amount by which actual quarterly EBITDAR exceeds the amount referenced in column A for the corresponding quarter, up to the amount referenced in column B; plus (ii) 30% of the amount by which actual quarterly EBITDAR exceeds the amount referenced in column B for the corresponding quarter. For purposes of calculating EBITDAR, the fees earned by and owing to the consultants, including all out of pocket expenses reimbursed to the Consultants, shall be included as expenses. For the year ended December 31, 2009, expenses related to the consulting agreement with the Fine Point Group consisted of the following: success fees of $6,240,000, fixed fees of $1,725,000 and expenses of $434,000. The Consultants’ agreement expired as of December 31, 2009 and was not renewed.

          During the construction period, the Company entered into several agreements with various vendors providing goods and services related to the development of the Expanded Complex. As of December 31, 2009, there were no material commitments related to construction of the Expanded Complex.

          The Company is a defendant in various pending litigation. In management’s opinion, the ultimate outcome of such litigation will not have a material adverse effect on the results of operations or the financial position of the Company.

          The Revised Development Agreement also provides that should a triggering event as defined, occur, the Company must sell its assets, business, and operations as a going concern at their fair market value to a developer named by the City.

12. Selected Quarterly Financial Data (unaudited)

          The following tables present selected quarterly financial information for the years ended December 31, 2009 and 2008.

	2009 Quarter Ended

	March 31	June 30	September 30	December 31

	(In Thousands)
Net revenues	$78,568	$85,500	$86,272	$81,265
Operating expenses	66,180	69,445	72,981	76,833
Income from operations	12,388	16,055	13,291	4,432
Net loss	(10,208)	(10,902)	(15,997)	(28,837)

	2008 Quarter Ended

	March 31	June 30	September 30	December 31

	(In Thousands)
Net revenues	$80,538	$72,887	$69,100	$64,203
Operating expenses	65,590	60,474	58,250	188,135
Income (loss) from operations	14,948	12,413	10,850	(123,932)
Net (loss) income	(3,626)	929	(9,643)	(140,568)

GREEKTOWN HOLDINGS, L.L.C.
(Debtor-In-Possession)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

13. Long-Term Payables to the City

          Under the original Development Agreement among the Company, the City, and the EDC, the Company was required to provide letters of credit (“LOCs”) to support certain bonds issued by the EDC in connection with the acquisition and development of a proposed permanent casino site. Under the Revised Development Agreement, the Company was required to maintain its standby LOCs, totaling $49,928,000, recorded as a long-term payable for the year ended December 31, 2007, to secure principal and interest payments on certain bonds issued by the EDC; however, the LOCs were redeemed as a result of the Chapter 11 Bankruptcy filing. On June 12, 2008, the EDC redeemed the LOCs for a total amount of $49,393,000 of which $49,360,000 was the payment of the principal amount and the $33,000 was accrued interest through eleven (11) days of June, which resulted in the retirement of the long-term payable to the City and effectively converted the balance to secured debt in default. The proceeds of the bonds were used to acquire land along the Detroit River, where the permanent casino facilities were initially proposed to be located. Under the Revised Development Agreement, the Company and the other Detroit casino developers will forgo their right to receive any of the land.

14. 401(k) Plan

          Employees of the Company can participate in a 401(k) Plan (the “Plan”). For union employees, Greektown Casino shall make contributions to the Plan based on years of service. The total payments made and expense recognized under the Plan by the Company for the years ended December 31, 2009, 2008, and 2007 amounted to $1,606,000, $1,969,000, and $2,178,000, respectively. In December 2008, the Company terminated the matching contribution as it relates to salaried employees.

15. Lawsuit Settlement Obligation

          A settlement agreement was reached in various lawsuits that were filed challenging the constitutionality of the Casino Development Competitive Selection Process Ordinance. As of December 31, 2009, payments totaling $17 million have been made against this settlement obligation. Additional payments required under the agreement include $1 million (inclusive of interest) annually for the next 24 years through 2031. As a result of the Chapter 11 filing the estimated settlement of $12,303,000 as of December 31, 2009 and 2008, is classified as “Liabilities Subject to Compromise” and no payments have been made in 2009.

Greektown Holdings, L.L.C.
(Debtor-In-Possession)

Condensed Consolidated Balance Sheets
(In Thousands)

	March 31, 2010	December 31, 2009

	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$20,063	$25,692
Certificate of deposit	531	530
Accounts receivable – gaming, less allowance for doubtful accounts of $247 and $236 at March 31, 2010 and December 31, 2009, respectively	3,270	3,603
Accounts receivable – other, less allowance for doubtful accounts of $40 at March 31, 2010 and December 31, 2009	598	1,069
Notes receivable	2,000	2,460
Inventories	378	433
State of Michigan gaming tax refundable	13,068	12,328
Prepaid expenses and other current assets	20,096	19,498
Current portion of financing fees	5,002	—

Total current assets	65,006	65,613

Property, building, and equipment, net	470,024	472,271

Other assets:
Financing fees, net	13,199	9,712
Deposits and other assets	30	30

Total assets	$548,259	$547,626

	March 31, 2010	December 31, 2009

	(Unaudited)
Liabilities and members’ deficit
Current liabilities:
Debtor-in-possession financing	$191,723	$190,037
Secured debt in default	348,974	342,054
Accounts payable	13,668	12,846
Accrued City of Detroit settlement	9,600	13,547
Notes payable	1,439	1,890
Accrued expenses and other liabilities	24,185	22,597

Total current liabilities not subject to compromise	589,589	582,971

Long-term liabilities:
Obligation under capital lease	786	786
Deferred Michigan business tax, net	2,333	2,370

Total long-term liabilities not subject to compromise	3,119	3,156

Liabilities subject to compromise:
Long-term debt and notes payable	185,000	185,000
Pre-petition payables	12,334	12,334
Pre-petition accrued interest	9,944	9,944
Accrued interest subject to compromise	36,460	31,489
Pre-petition amounts due to parent	1,350	1,350
Lawsuit settlement obligation	12,303	12,303

Total liabilities subject to compromise	257,391	252,420

Total liabilities	850,099	838,547
Contributed capital	47,588	47,588
Accumulated deficit	(349,428)	(338,509)
Total members’ deficit	(301,840)	(290,921)

Total liabilities and members’ deficit	$548,259	$547,626

The accompanying notes are an integral part of these condensed consolidated financial statements.

Greektown Holdings, L.L.C.
(Debtor-In-Possession)

Condensed Consolidated Statements of Operations
(In Thousands)

	Three-Month Period Ended March 31,
	2010	2009

	(Unaudited)
Revenues
Casino	$88,168	$78,572
Food and beverage	6,229	4,919
Hotel	2,192	751
Other	1,233	1,152

Total revenues	97,822	85,394
Less promotional allowances	11,742	6,826

Net revenues	86,080	78,568

Operating expenses
Casino	19,373	18,389
Gaming taxes	19,618	21,500
Food and beverage	3,914	3,988
Hotel	2,087	819
Marketing, advertising and entertainment	2,075	1,038
Facilities	4,786	4,862
Depreciation and amortization	5,217	2,579
General and administrative expenses	10,896	10,238
Other	52	151
Pre-opening expenses	—	1,043
Consulting company success fee	—	1,572

Operating expenses	68,018	66,179

Earnings before reorganization items	18,062	12,389

Chapter 11 related reorganization items	(8,106)	(5,764)

Other income (expense)
Interest expense	(18,815)	(13,382)
Amortization of finance fees and accretion of discount on senior notes	(1,039)	(3,805)
Miscellaneous income (expense)	(298)	154

Total other expenses	(20,152)	(17,033)

Loss before provisions for state income taxes	(10,196)	(10,408)

Michigan business tax (expense)/benefit	(723)	201

Net loss	$(10,919)	$(10,207)

I. The accompanying notes are an integral part of these condensed consolidated financial statements.

Greektown Holdings, L.L.C.
(Debtor-In-Possession)

Condensed Consolidated Statements of Cash Flows
(In Thousands)

	Three-Month Period Ended March 31,
	2010	2009

	(Unaudited)
Operating activities
Net loss	$(10,919)	$(10,207)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	5,217	2,579
Amortization of financing fees and accretion of discount on senior notes	1,039	3,805
Accrued PIK interest	8,606	781
Deferred Michigan business tax	(37)	(401)
Changes in current assets and liabilities:
Accounts receivable – gaming	333	(136)
Accounts receivable – other	471	(393)
State of Michigan gaming tax refundable	(740)	—
Inventories	55	79
Prepaid expenses and other current assets	(931)	440
Notes receivables	460	(30)
Accounts payable	10,099	6,906
City of Detroit settlement	(3,947)	—
Accrued expenses, interest, and other liabilities	6,559	12,844

Net cash provided by operating activities before reorganization items	16,265	16,267
Operating cash flows for reorganization items	(9,276)	(4,878)

Net cash provided by operating activities	6,989	11,389

Investing activities
Capital expenditures	(2,970)	(21,945)
Investment in certificate of deposit	(1)	(3)

Net cash used in investing activities	(2,971)	(21,948)

Financing activities
Proceeds from borrowings under DIP Financing and Amended DIP Financing	—	21,904
Payments on notes payable	(452)	(2,498)
Financing fees paid	(9,195)	(7,435)

Net cash provided by (used in) financing activities	(9,647)	11,971

Net increase (decrease) in cash and cash equivalents	(5,629)	1,412
Cash and cash equivalents at beginning of year	25,692	24,032

Cash and cash equivalents at end of year	$20,063	$25,444

Supplemental disclosure of cash flow information
Cash paid during the period for interest	$5,410	$4,008

Cash paid during the period for income taxes	$600	$—

II. The accompanying notes are an integral part of these condensed consolidated financial statements.

Greektown Holdings, L.L.C.
(Debtor-In-Possession)

Condensed Consolidated Statements of Members’ Deficit
(In Thousands)

	Contributed Capital	Accumulated Deficit	Total Members’ Deficit

	(Unaudited)

Balance at December 31, 2009	$47,588	$(338,509)	$(290,921)
Net loss	—	(10,919)	(10,919)

Balance at March 31, 2010	$47,588	$(349,428)	$(301,840)

Greektown Holdings, L.L.C.
(Debtor-In-Possession)

Notes to Condensed Consolidated Financial Statements (Unaudited)

1. Description of Business

Greektown Holdings, L.L.C. (the “Company”) was formed in September 2005 as a limited liability company owned by Kewadin Greektown Casino, L.L.C. (“Kewadin”) and Monroe Partners, L.L.C. (“Monroe”). The Company owns Greektown Casino, L.L.C. (“Greektown Casino”), which is engaged in the operation of a casino gaming facility in the City of Detroit (the “City”), which opened November 10, 2000 under a license granted by the Michigan Gaming Control Board (“MGCB”), and the development of an expanded hotel/casino complex (the “Expanded Complex”) under the terms of a development agreement between Greektown Casino and the City (the “Development Agreement”).

2. Summary of Significant Accounting Policies

Presentation and Basis of Accounting

The accompanying condensed consolidated financial statements present the financial position, results of operations and cash flows of Greektown Holdings, L.L.C. and its wholly owned subsidiaries – Greektown Holdings II, Inc., and Greektown Casino, L.L.C. and its wholly owned subsidiary, Trappers GC Partner, LLC and two nonoperating real estate subsidiaries.

On May 29, 2008 (the “Petition Date”), the Company filed a voluntary petition for reorganization (the “Restructuring Proceedings”) under Chapter 11 of the United States Bankruptcy Code (see Note 3). The accompanying condensed consolidated financial statements have been prepared in accordance with the Reorganizations topic of the FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles (the “ASC”) (as subsequently defined) and on a going-concern basis, which contemplates continuity of operations and realization of assets and liquidation of liabilities in the ordinary course of business. However, as a result of the Restructuring Proceedings, such realization of assets and liquidation of liabilities is uncertain. While operating as debtors-in-possession (“DIP”) under the protection of Chapter 11 of the Bankruptcy Code, and subject to approval of the Bankruptcy Court, the Company may sell or otherwise dispose of assets and liquidate or settle liabilities for amounts other than those reflected in the consolidated financial statements.

The Reorganizations topic of the ASC generally does not change the manner in which financial statements are prepared. However, it does require that the financial statements for periods subsequent to the filing of the Chapter 11 petition distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Revenues, expenses, realized gains and losses, and provisions for losses that can be directly associated with the reorganization and restructuring of the business must be reported separately as reorganization items in the statement of operations. The balance sheet must distinguish pre-petition liabilities subject to compromise from both those pre-petition liabilities that are not subject to compromise and from post-petition liabilities. Liabilities that may be affected by a plan of reorganization must be reported at the amounts expected to be allowed, even if they may be settled for lesser amounts. In addition, reorganization items must be disclosed separately in the statement of cash flows.

The appropriateness of using the going-concern basis for the Company’s financial statements is dependent upon, among other things: (i) the Company’s ability to comply with the terms of the DIP financing agreement; (ii) the ability of the Company to maintain adequate cash on hand; (iii) the ability of the Company to generate sufficient cash flow from operations to satisfy liabilities as they come due; (iv) the Company’s ability to improve profitability; and (v) the Company’s ability to obtain additional financing to meet future obligations.

As further described in Note 6, the Company has long-term obligations. Certain of these obligations have been classified as a current liability as a result of the filing for Chapter 11 bankruptcy protection under the United States Bankruptcy Code.

The accompanying condensed consolidated financial statements have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures herein are adequate to make the information presented not misleading. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary for a fair presentation of the results for the interim periods have been made. The results for the three months ended March 31, 2010 are not necessarily indicative of results to be expected for the full fiscal year. These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto in the Company’s consolidated financial statements for the year ended December 31, 2009.

Revenues

Greektown Holdings recognizes as Casino revenues the net win from gaming activities, which is the difference between gaming wins and losses. Revenues from food and beverage and hotel operations are recognized at the time of sale or upon the provision of service.

Promotional Allowances

The retail value of food, beverage, and other complimentary items furnished to customers without charge is included in revenues and then deducted as promotional allowances. The costs of providing such promotional allowances are as follows:

	Three Months Ended March 31,
	2010	2009

	(In Thousands)

Food and beverage	$3,019	$1,961
Hotel	744	157

	$3,763	$2,118

Prepaid Expenses

Prepaid expenses consist of payments made for items to be expensed over future periods. At March 31, 2010 and December 31, 2009, prepaid expenses included approximately $8,511,000 and $12,211,000, respectively, related to the annual gaming license and municipal service fees that will be expensed in subsequent periods.

Inventories

Inventories, which consists of food and beverage, are stated at the lower of cost or market. Cost is determined by the first-in, first-out method.

Income and Other Taxes

A provision for federal income taxes is not recorded because, as a limited liability company, taxable income or loss is allocated to the members based on their respective ownership percentages in accordance with the Member Agreement (as defined elsewhere herein). On July 12, 2007, the Michigan legislature enacted the Michigan Business Tax (“MBT”) which is considered an income tax under the provisions of the Income Taxes topic of the ASC. The MBT has a gross receipts tax and an income tax component. During the three months ended March 31, 2010 and 2009, the Company recorded a provision for MBT of $723,000 and a benefit of $201,000, respectively. The Company received a credit related to capital additions during 2009 in connection with the construction of the expanded gaming complex. As the construction of the expanded complex was completed in 2009 the capital addition credit under the MBT for 2010 will be reduced.

Subsequent Events

The Company has evaluated events through May 24, 2010 in connection with the preparation of the interim condensed consolidated financial statements.

3. Petition for Relief Under Chapter 11

On the Petition Date the Company filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court, Eastern District of Michigan (the “Bankruptcy Court”). The Company sought protection under Chapter 11 of the United States Bankruptcy Code to allow the Company time to secure adequate funding to complete the Expanded Complex and to protect itself from a forced sale of Greektown Casino by the Michigan Gaming Control Board as provided in the Revised Development Agreement. The Restructuring Proceedings were initiated in response to the Company not meeting the loan covenants put in place by both the lenders and the Michigan Gaming Control Board. Curing these covenants would have required the equity owners of the Company to contribute capital far in excess of their financial strength. As a result, the

Company sought protection under Chapter 11 to stay the potential forced sale, and allow it to obtain the financing required to preserve its going concern value for the benefit of all parties involved.

On June 9, 2008, the Company entered into a $150 million DIP financing facility in order to finance the remainder of the Expanded Complex and provide funding for working capital and reorganization expenses. The DIP financing facility was amended and restated on February 20, 2009 to provide up to an additional $46 million in two delayed draw term loans and effectuate certain other modifications (see Note 6).

On August 26, 2009, the Company, together with their existing pre and post-petition lenders (the Debtor Plan Proponents), filed the Second Amended Joint Plans of Reorganization Pursuant to Chapter 11 of the United States Bankruptcy Code (the “Debtor Plan”) and the Second Amended Disclosure Statement for Joint Plans of Reorganization Pursuant to Chapter 11 of the United States Bankruptcy Code (the “Disclosure Statement”). On September 3, 2009, the Bankruptcy Court approved the Disclosure Statement. On November 2, 2009, certain of the holders of the Senior Notes due 2013 issued by the Company and Greektown Holdings II, Inc., together with certain of the pre-petition secured lenders (the “Noteholder Plan Proponents”) filed an alternative plan of reorganization with the Bankruptcy Court (the “Noteholder Plan”). The Noteholder Plan was confirmed by the Bankruptcy Court on January 22, 2010, and, pursuant to the terms of the Noteholder Plan, must become effective, upon the occurrence of the conditions precedent to such effectiveness, on or before June 30, 2010. Conditions precedent to the occurrence of the effective date of the Noteholder Plan include receipt from the MGCB and the City of Detroit of all required regulatory approvals and consents. Upon the effective date of the Noteholder Plan, among other things, the DIP Lenders and the pre-petition secured lenders shall be paid, and certain of the Noteholder Plan Proponents shall own the equity of the Reorganized Greektown. Pursuant to a stipulation entered into among the Noteholder Plan Proponents and the Debtor Plan Proponents, the Debtor Plan is currently being held in abeyance pending the occurrence of the effective date of the Noteholder Plan.

On December 29, 2009, the Company entered into a new $210 million DIP facility, which refinanced the amended and restated DIP facility dated February 20, 2009 and provided funding for working capital and the costs associated with the Company’s reorganization (see Note 6).

In order to secure the financing needed to exit from Chapter 11, the Company paid a commitment fee of $9,195,000, including legal expense, on March 31, 2010. The commitment fee will be amortized over five (5) years upon the effectiveness of the Plan, which is the life of the exit financing.

Under Chapter 11, certain claims against the Company in existence prior to the filing of the petitions for relief under the federal bankruptcy laws are stayed while the Company continues business operations as DIP. These claims are reflected in the condensed consolidated balance sheets as “pre-petition payables”, “pre-petition accrued interest”, “pre-petition amounts due to related parties”, and “lawsuit settlement obligation”. In addition, the Company has classified the notes due in 2013 as “long-term debt and notes payable” and post-petition interest on those notes as obligation subject to compromise. These amounts represent the Company’s estimate of known or potential prepetition claims and related post-petition interest to be resolved in connection with the Restructuring Proceedings. Such claims remain subject to future adjustments. Future adjustments may result from (i) negotiations; (ii) actions of the Bankruptcy Court, or the actions of the Debtors or Reorganized Debtors pursuant to the Noteholder Plan, assuming the Noteholder Plan becomes effective; (iii) further developments with respect to disputed claims; (iv) rejection of executory contracts; (v) the determination as to the value of any collateral securing claims; (vi) proofs of claim; or (vii) other events. Payment terms for these claims will be established in connection with the Restructuring Proceedings, including in connection with the Noteholder Plan, if it becomes effective.

Chapter 11 related reorganization expenses in the condensed consolidated statement of operations consist of legal and financial advisory fees resulting from or related to the bankruptcy proceedings.

4. Property, Building, and Equipment

Property, building, and equipment and related depreciable lives as of March 31, 2010 and December 31, 2009 were as follows:

	March 31, 2010	December 31, 2009

	(In Thousands)

Land	$104,391	$104,391
Gaming building and improvements	151,543	151,506
Gaming equipment and furnishings	64,861	62,983
Nongaming buildings and improvements	253,986	253,913
Nongaming office furniture and equipment	46,493	43,914
Construction in progress	6,841	8,560

	628,115	625,267
Less accumulated depreciation and amortization	(158,091)	(152,996)

Property, building, and equipment, net	$470,024	$472,271

5. Casino Development Rights and Impairment

In accordance with the Revised Development Agreement, Greektown Casino is authorized to own and operate on a permanent basis, within certain boundaries in the City, a casino complex containing specified amenities.

The Company’s last license was renewed on December 14, 2007. The annual renewal period expired on December 14, 2008 and its renewal is currently held in abeyance by the Michigan Gaming Control Board pending the Company’s bankruptcy reorganization.

6. Long-Term Debt, Notes Payable, and Debtor in Possession Financing

The Company entered into a financing agreement on December 2, 2005 that provided for a $190 million term loan and a $100 million revolving credit facility, to finance the payment for Greektown Casino’s existing credit facilities that were expiring. Effective April 2007, the Company’s existing five-year revolving credit facilities (including letter-of-credit facilities) were increased to $125 million, expiring December 2010.

The funds received and outstanding from the financing agreement are considered secured debt in default. As of March 31, 2010 and December 31, 2009, outstanding secured debt in default, along with the interest rates associated with such funds, consists of the following:

Amount of Obligation

March 31, 2010	December 31, 2009		Rate of Interest
		Interest Rate Structure

(In Thousands)

$175,146	$172,157	BASE RATE + 3.250%	7.00%
34,966	34,370	BASE RATE + 3.250%	7.00%
137,795	135,527	BASE RATE + 3.000%	6.75%
1,067	—	BASE RATE + 3.000%	6.75%

$348,974	$342,054

On June 9, 2008, the Company entered into a $150 million debtor-in-possession financing facility (the “DIP Financing”) in order to finance the remainder of the Expanded Complex and provide funding for working capital and reorganization expenses. The DIP Financing included a delayed draw term loan agreement for $135 million and a revolving credit facility for $15 million.

The DIP Financing was amended and restated on February 20, 2009 (the “Amended DIP Financing”) to provide up to an additional $46 million in two delayed draw term loans.

On December 29, 2009 the Company executed the Senior Secured Superpriority Debtor-in-Possession credit agreement (the “New DIP Credit Facility”), which provides maximum aggregate principal of $210 million. The New DIP Credit Facility consists of a $190 million Term A loan and a $20 million delayed draw term loan. The interest rate associated with these borrowings is 14.50% of which 11.00% is cash interest and 3.50% is paid-in-kind (“PIK”). Under the terms of the New DIP Credit Facility, the Term A Loan was utilized to fund the repayment in full of the DIP Financing and the Amended DIP Financing, while the delayed draw term loan is available to be used for operational needs.

As of March 31, 2010 and December 31, 2009, the Company’s obligations, as they relate to the New DIP Credit Facility and the interest rates on these obligations are set forth below:

Amount of Obligation

March 31, 2010	December 31, 2009
		Rate of Interest

(In Thousands)

$191,723	$190,037	11.00% fixed rate payable quarterly; 3.50% PIK

$191,723	$190,037

As security for the New DIP Financing, the Company has pledged its 100% equity interest in Greektown Casino.

Further, Greektown Casino also assigned a security interest in all of its assets as collateral for the above agreements, and has guaranteed repayment of these borrowings.

Except as permitted under the terms of the New DIP Credit Facility and other existing credit facilities, the Company will not be permitted to incur any other indebtedness.

At March 31, 2010, the Company was in compliance with the various covenants of the New DIP Credit Facility.

Unsecured Notes

The Company issued $185 million in unsecured notes in December 2005 to finance its operations and meet its liability and equity commitments. The maturity date of the notes is December 1, 2013. As a result of the Chapter 11 filing the notes became unsecured pre-petition liabilities subject to compromise. The Company has recorded post-petition interest on the notes as the interest is expected to become an allowed claim. Upon effectiveness of the Noteholder Plan, it is anticipated that the notes and related interest will be settled (see Note 3).

Effective January 19, 2006 and September 28, 2007, the Company entered into interest rate swap agreements with notional amounts of $195 million and $70 million, respectively. The purpose of these interest rate swaps was to manage the cash flows related to well-defined interest rate costs and the risk associated with variable rate debt. These financial instruments were terminated as a result of the Chapter 11 filing. On the date of termination, the liabilities under the swap agreements became fixed at $9,270,000 related to the $195 million interest rate swap agreement and $2,750,000 related to the $70 million interest rate swap agreement. These liabilities and related interest were included in accrued expenses and other liabilities as these amounts were secured by the counter parties.

7. Related-Party Transactions

The Company and Greektown Casino have entered into certain business transactions with individuals or entities related to the ownership of direct or indirect member interests. Under the provisions of their internal control system, expenditures to any one related party in excess of $50,000 annually must be approved by the Company’s management board.

For the three-month periods ended March 31, 2010 and 2009, payments to related parties, other than financing-related activities and member distributions, totaled approximately $163,000 and $313,000, respectively.

Greektown Casino entered into a management services agreement with the Sault Ste. Marie Tribe of Chippewa Indians (the “Tribe”), a related entity to Kewadin, Monroe, and the Company, which required the Greektown Casino to pay a base management fee of $110,000 per month, as well as the reimbursement of travel, lodging, and out-of-pocket expenses incurred and all reasonable salary costs and fringe benefit expenses of key personnel who are providing such contracted services. This agreement was rejected by the Company in the restructuring proceedings. As such, these payments were discontinued, however, the pre-petition amount owed to the Tribe as of March 31, 2010 and December 31, 2009 is $550,000, which is classified as pre-petition amounts due to relative parties within liabilities subject to compromise.

Greektown Casino periodically enters into certain business transactions with persons related to the direct or indirect ownership of their member interests. Greektown Casino has entered into the following related person transactions:

•

Customers of Greektown Casino have the ability to earn food complimentaries (comps) for use at Fishbones, an upscale seafood restaurant located near Greektown Casino. Greektown reimburses Fishbones at a discounted rate for the costs to Fishbones for providing food to customers redeeming the comps. Greektown LLC expenses with respect to the Fishbones comps totaled approximately $154,000 and $164,000 for the three-month periods ended March 31, 2010 and 2009, respectively. Fishbones is owned in part by Ted Gatzaros, a former director of Greektown LLC and current member of Monroe.

•

Customers of Greektown have the ability to earn hotel comps for use at the Atheneum Suite Hotel at a discounted rate for the costs to the hotel for providing lodging to customers redeeming the comps. Greektown LLC expenses with respect to the Atheneum Suite Hotel complimentaries totaled approximately $0 and $108,000 for the three-month periods ended March 31, 2010 and 2009, respectively. The Atheneum Suite Hotel is owned in part by Ted Gatzaros, a former director of Greektown Casino and current member of Monroe.

Randall A. Fine, who was the Chief Executive Officer until December 31, 2009, is the Managing Director of the Fine Point Group. Greektown Casino and the Fine Point Group entered into the Consulting Agreement (as subsequently defined) as of December 31, 2008 (see Note 9).

8. Gaming Taxes and Fees

Under the provisions of the Michigan Gaming Control and Revenue Act (the “Act”), casino licensees are subject to the following gaming taxes and fees on an ongoing basis:

•	An annual licensing fee;

•

An annual payment, together with the other two casino licensees, of all MGCB regulatory and enforcement costs. In 2009 Greektown Casino paid $10,233,000 for its portion of the annual payment for the year ended September 30, 2010;

•	A wagering tax, calculated based on adjusted gross gaming receipts, payable daily, of 19% and 24% for the three month periods ended March 31, 2010 and 2009, respectively; and,

•	A municipal services fee in an amount equal to the greater of 1.25% of adjusted gross gaming receipts or $4 million annually.

These gaming taxes and fees are in addition to the taxes, fees, and assessments customarily paid by business entities conducting business in the State of Michigan and the City and amounted to $22,922,000 and $21,500,000 for the three-month periods ended March 31, 2010 and 2009, respectively. For the three-month period ended March 31, 2010 Greektown Casino received a gaming Tax Rollback credit of $3,304,000, which reduced the total gaming tax expense during the period.

The Company is required to pay a daily fee to the City of 1% of adjusted gross receipts, increasing to 2% of adjusted gross receipts if casino adjusted gross receipts exceed $400 million in any one calendar year. Additionally, if and when casino adjusted gross receipts exceed $400 million, the Company will be required to pay $4 million to the City. The Company’s casino adjusted gross receipts did not exceed $400 million during the calendar year 2009 and the Company does not anticipate exceeding this amount during 2010.

The Act was amended in 2004 to increase the wagering tax rate for the three Detroit casinos from 18% of adjusted gross receipts to 24% of adjusted gross receipts. If the MGCB determines that (1) the licensee has been “fully operational” for 30 consecutive days and (2) the licensee has been in compliance with its Revised Development Agreement for at least 30 consecutive days, then the MGCB is required to certify the licensee and the tax rate will revert to a 1% increase only, resulting in a tax rate for Greektown of 19% of adjusted gross receipts (the “Tax Rollback”).

Greektown Casino was “fully operational” and had complied with the first requirement (fully operational for 30 consecutive days) on March 17, 2009. “Fully operational” is defined in the Gaming Act as follows: “a certificate of occupancy has been issued to the casino licensee for the operation of a hotel with not fewer than 400 guest rooms and, after issuance of the certificate of occupancy, the casino licensee’s casino, casino enterprise and 400-guest room hotel have been opened and made available for public use at their permanent location and maintained in that status.” MCL 432.212(15)(a). Greektown Casino received a temporary certificate of occupancy on the 400 guest room hotel on February 6, 2009, and opened all of the 400 guest rooms to the public on February 15, 2009.

The Company also has met the second requirement, that it had been in compliance with the Development Agreement for 30 consecutive days, however, the City had asserted that it did not believe Greektown was in compliance with the Development Agreement.

On October 9, 2009, the Company filed a motion with the Bankruptcy Court to approve a settlement agreement (the “Settlement Agreement”) with the City, which resolved all disputes with the City. The Bankruptcy Court approved the Settlement Agreement on February 22, 2010, which reached a resolution of all disputes with the City. The Settlement Agreement provides, among other things:

•	The City should use its best efforts to support the Company efforts in obtaining the Tax Rollback effective as of February 15, 2009 before the MGCB (which was subsequently obtained on March 9, 2010);

•

The Company should pay the City a settlement amount in the aggregate of $16,629,000 (the “Settlement Payment”), less certain credits described below, subject to the following provisions: (i) the Company should pay initial cash payment of $3.5 million (the “Initial Cash Payment”) within two business days after entry of an order by the Bankruptcy court approving the Settlement Agreement; (ii) a credit should be applied to reduce the Settlement Payment in an amount equal to the difference between (a) the amount of gaming taxes actually paid to the City between February 15, 2009 and February 15, 2010 and (b) the amount of gaming taxes that would have been paid through the date of the settlement to the City had the Tax Rollback been effective as of February 15, 2009); and (iii) the Company should pay a final cash amount of $9,600,000 (“Final Cash Payment”), which is the remaining amount of Settlement Payment after the Initial Cash Payment and the application of the credit described above.

•	Upon the receipt of the Final Cash Payment, the City should be deemed to have dismissed and waived any and all claims of default under the Development Agreement;

•	The City should cease its demand for a 1% tax increase due to the delayed completion of the Expanded Complex;

•	The City should consent to the transfer of the ownership of the Greektown Casino and the Development Agreement to the reorganized Debtors in accordance with the Plan; and

•	The City should take actions to dismiss all related litigation.

The Settlement Agreement was conditioned upon (i) approval of the Settlement Agreement by the Bankruptcy Court, which was obtained on February 22, 2010; and (ii) final approvals of the Settlement Agreement from various offices of the City, which was obtained on February 24, 2010.

On March 9, 2010, the Michigan Gaming Control Board certified that the Company was in compliance with the development agreement as of February 15, 2009 and as such was entitled to a tax adjustment retroactive to February 15, 2009. As a result of the retroactive adjustment, the Company received a tax refundable from the State of Michigan for approximately $13,068,000 and $12,328,000 March 31, 2010 and December 31, 2009, respectively.

On December 11, 2007, the Company entered into an Acknowledgement of Violation (“AOV”) with the Michigan Gaming Control Board. The AOV included four complaints addressing procurement, kiosks, electronic gaming device meters, and signage. Under the terms of the AOV, a total fine of $750,000 was assessed, of which $300,000 was immediately payable and $450,000 would not be an obligation unless the Company commits further violation for three years. The Company recorded the $300,000 as expense during 2007. The remaining amount has not been recorded as no further violations have occurred.

9. Commitments and Contingencies

In 2009, the Company entered into a consulting agreement with the Fine Point Group (the “Consultants”) as required by the Bankruptcy Court. The Consultants received a fixed fee of $150,000 per month plus expenses.

The Consultants also received a success fee, which was calculated on a quarterly basis, based on preset EBITDAR numbers.

For the three-month period ended March 31, 2009, expenses related to the consulting agreement with the Fine Point Group consisted of success fees of $1,572,000, fixed fees of $450,000 and expenses of $72,000, respectively. The Consultants’ agreement expired as of December 31, 2009 and was not renewed.

The Company is a defendant in various pending litigation. In management’s opinion, the ultimate outcome of such litigation will not have a material adverse effect on the results of operations or the financial position of the Company.

The Revised Development Agreement also provides that should a triggering event as defined, occur, the Company must sell its assets, business, and operations as a going concern at their fair market value to a developer named by the City.

10. Lawsuit Settlement Obligation

A settlement agreement was reached in various lawsuits that were filed challenging the constitutionality of the Casino Development Competitive Selection Process Ordinance. As of the Petition Date, payments totaling $17 million were made against this settlement obligation. Additional payments required under the agreement include $1 million (inclusive of interest) annually for the next 24 years through 2031. As a result of the Chapter 11 filing the estimated settlement of $12,303,000 as of March 31, 2010 and December 31, 2009, is classified as “Liabilities Subject to Compromise” and no payments have been made since the Petition Date.

GREEKTOWN SUPERHOLDINGS, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT
OF FINANCIAL POSITION AS OF MARCH 31, 2010

	Historical Greektown Holdings, L.L.C.	Pro Forma Adjustments (See note 2)				Greektown Superholdings, Inc. Pro Forma As Adjusted

		Plan Effect Adjustments		Fresh Start Adjustments

	(In thousands, except per share amounts)
Assets
Current assets:
Cash and cash equivalents	$20,063	$(13,403)	3(a)	$—		$6,660
Certificates of deposit	531	—		—		531
Accounts receivable—gaming, net	3,270	—		—		3,270
Accounts receivable—other, net	598	—		—		598
Notes receivable	2.000	—		—		2,460
Inventories	378	—		—		378
Litigation trust loan receivable	—	375	3(b)	—		375
State of Michigan gaming tax refundable	13,068	—		—		13,068
Prepaid expenses and other current assets	20,096	—		—		20,096
Current portion of financing fees	5,002	(2,166)	3(c)	—		2,836

Total current assets	65,006	(15,194)		—		49,812
Property, building and equipment, net	470,024	—		(123,632)	3(m)	346,392
Financing fees, net	13,199	(1,855)	3(c)	—		11,344
Deposits and other assets	30	—		—		30
Other identifiable intangible assets:
Trade names	—	—		27,500	3(n)	27,500
Rated player relationships	—	—		62,100	3(n)	62,100
Casino development rights	—	—		129,900	3(n)	129,900

Total other identifiable intangible assets	—	—		219,500		219,500
Reorganization value in excess of amounts allocable to identifiable assets (note 2)	—	132,642		(95,868)		36,774

Total assets	$548,259	$115,593		$—		$663,852

The accompanying notes are an integral part of the unaudited pro forma condensed consolidated financial statements

GREEKTOWN SUPERHOLDINGS, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT
OF FINANCIAL POSITION AS OF MARCH 31, 2010 (Continued)

	Historical Greektown Holdings, L.L.C.	Pro Forma Adjustments (See note 2)			Greektown Superholdings, Inc. Pro Forma As Adjusted

		Plan Effect Adjustments		Fresh Start Adjustments

	(In thousands, except per share amounts)
Liabilities and shareholders’/members’ equity (deficit)
Current liabilities, not subject to compromise:
Debtor-in-possession financing	$191,723	$(191,723)	3(d)	$—	$—
Secured debt in default	348,974	(348,974)	3(e)	—	—
Accounts payable	13,688	—		—	13,688
Accrued City of Detroit settlement	9,600	—		—	9,600
Accrued interest	807	(807)	3(f)	—	—
Current Michigan Business Tax payable	—	6,470	3(g)	—	6,470
Notes payable	1,439	—		—	1,439
Accrued expenses and other liabilities	23,378	(12,020)	3(h)	—	11,358

Total current liabilities, not subject to compromise	589,589	547,054		—	42,535
Long-term liabilities, not subject to compromise
New senior secured revolving credit facility	—	—	3(i)	—	—
New senior secured notes, net of discount	—	362,605	3(j)	—	362,605
Obligation under capital lease	786	—		—	786
Deferred Michigan Business Tax, net	2,333	590	3(g)	—	2,923

Total long-term liabilities, not subject to compromise	3,156	363,195		—	366,314
Liabilities subject to compromise	257,391	(247,391)	3(k)	—	10,000
Shareholders’/members’ equity (deficit)	(301,840)	546,843	3(a),(l)	—	245,003

Total liabilities and shareholders’/members’ equity (deficit)	$548,259	$115,593		$—	$663,852

The accompanying notes are an integral part of the unaudited pro forma condensed consolidated financial statements

GREEKTOWN SUPERHOLDINGS, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT
OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2009

		Pro Forma Adjustments (See note 2)				Greektown Superholdings, Inc. Pro Forma As Adjusted
	Historical Greektown Holdings, L.L.C.
		Plan Effect Adjustments		Fresh Start Adjustments

	(In thousands)

Revenues
Casino	$332,878	$—		$—		$332,878
Food and beverage	22,524	—		—		22,524
Hotel	7,880	—		—		7,880
Other	4,958	—		—		4,958

Total revenues	368,240	—		—		368,240
Less: promotional allowances	36,635	—		—		36,635

Net revenues	331,605	—		—		331,605
Operating expenses
Direct operating expenses	192,710	—		8,363	4(e)	201,073
Indirect operating expenses	86,489	—		—		86,489
Consulting company success fee	6,240	—		—		6,240

Total operating expenses	285,439	—		8,363		293,802

Income from operations	46,166	—		(8,363)		37,803
Chapter 11 related reorganization items	(28,711)	28,711	4(a)	—		—
Other expenses:
Interest expense	(69,998)	19,388	4(b)	—		(50,610)
Amortization of finance fees and accretion of discount on senior notes	(12,923)	6,175	4(c)	—		(6,748)
Interest income	171	—		—		171
Miscellaneous income	163	—		—		163

Total other expenses	(82,587)	25,563		—		(57,024)

Income (loss) before provision for income taxes	(65,132)	54,274		(8,363)		(19,221)
Michigan Business Tax—current	(1,117)	—		—		(1,117)
Michigan Business Tax—deferred	305	—		—		305
Net income (loss)	(65,944)	54,274		(8,363)		(20,033)
Accretion of dividends on preferred stock	—	(17,825	) 4(d)	—		(17,825)

Net loss attributable to common shareholders	$(65,944)	$(36,449)		$(8,363)		$(37,858)

The accompanying notes are an integral part of the unaudited pro forma condensed consolidated financial statements

GREEKTOWN SUPERHOLDINGS, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT
OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2010

		Pro Forma Adjustments (See note 2)				Greektown Superholdings, Inc. Pro Forma As Adjusted
	Historical Greektown Holdings, L.L.C.
		Plan Effect Adjustments		Fresh Start Adjustments

	(In thousands)

Revenues
Casino	$88,168	$—		$—		$88,168
Food and beverage	6,229	—		—		6,229
Hotel	2,192	—		—		2,192
Other	1,233	—		—		1,233

Total revenues	97,822	—		—		97,822
Less: promotional allowances	11,742	—		—		11,742

Net revenues	86,080	—		—		86,080
Operating expenses
Direct operating expenses	50,209	—		1,517	4(e)	51,726
Indirect operating expenses	17,809	—		—		17,809
Consulting company success fee	—	—		—		—

Total operating expenses	68,018	—		1,517		69,535

Income from operations	18,062	—		(1,517)		16,545
Chapter 11 related reorganization items	(8,106)	8,106	4(a)	—		—
Other expenses:
Interest expense	(18,815)	6,163	4(b)	—		(12,653)
Amortization of finance fees and accretion of discount on senior notes	(1,039)	(648	) 4(c)	—		(1,687)
Interest income	—	—		—		—
Miscellaneous income	(298)	—		—		(298)

Total other expenses	(20,152)	5,515		—		(14,637)

Income (loss) before provision for income taxes	(10,196)	13,621		(1,517)		1,907
Michigan Business Tax—current	(760)	—		—		(760)
Michigan Business Tax—deferred	37	—		—		37

Net income (loss)	(10,919)	13,621		(1,517)		1,184
Accretion of dividends on preferred stock	—	(4,456	) 4(d)	—		(4,456)

Net loss attributable to common shareholders	$(10,919)	$9,165		$(1,517)		$(3,272)

The accompanying notes are an integral part of the unaudited pro forma condensed consolidated financial statements

GREEKTOWN SUPERHOLDINGS, INC.

NOTES TO UNAUDITED PRO FORMA
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in Thousands, Except Per Share Amounts)

1. Basis of Presentation

          The unaudited pro forma condensed consolidated statement of financial position and unaudited pro forma condensed consolidated statement of operations (collectively, the “Unaudited Pro Forma Condensed Consolidated Financial Statements”) give effect to the Second Amended Joint Plans of Reorganization for the Debtors Proposed by the Noteholder Plan Proponents Including Official Committee of Unsecured Creditors (the “Creditors Committee”) and Indenture Trustee (the “Plan”) as described in note 2 hereto and in Item 1—“Business—Bankruptcy Considerations” and elsewhere in this registration statement. The Unaudited Pro Forma Condensed Consolidated Financial Statements give effect to the Plan, including the transactions contemplated under the Exit Financing and Rights Offering and the estimated impact of the adoption of Fresh Start Accounting as if they were effective and adopted, for statement of financial position purposes, on March 31, 2010 and, for statement of operations purposes, as of January 1, 2009.

          There can be no assurances that the Plan becomes effective or that the Exit Financing and Rights Offering transactions are consummated. The Unaudited Pro Forma Condensed Consolidated Financial Statements are not necessarily indicative of the results that would have been reported if the Plan, including the Exit Financing and Rights Offering transactions, was effective and if Fresh Start Accounting was adopted on the date specified, nor are they indicative of our future results of operations or financial condition. The pro forma adjustments are based upon currently available information and upon certain assumptions that we believe are reasonable. The unaudited pro forma condensed consolidated financial statements should be read in conjunction with, and are qualified in their entirety by, Item 2—“Financial Information—Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited financial statements of Greektown Holdings and accompanying notes included elsewhere in this registration statement.

2. Bankruptcy Considerations

          Pursuant to the Plan, the sale of 1,850,000 shares of Preferred Stock in the Rights Offering, together with the direct purchase of 150,000 shares of Preferred Stock by certain of the Put Parties, all at a purchase price of $100 per share, will provide approximately $196 million in net proceeds to the Debtors’ estates. Such net amount reflects the determination of the Put Parties to receive $4 million of the Cash Put Premium from Greektown Superholdings in cash and 66,666 shares of Preferred Stock in lieu of the remaining $6 million of the Cash Put Premium. All of the purchases of Preferred Stock are to be completed on the Effective Date and the shares of Preferred Stock will be issued on the Effective Date or as soon as reasonably practicable thereafter. Each party who agreed to purchase Preferred Stock was given the option to purchase Preferred Stock with regular or reduced voting rights. However, if any party elects to purchase Preferred Stock and is concerned that it might acquire more than 4.9% of the capital stock of Greektown Superholdings, or if a party that qualifies as an “Institutional Investor” under Michigan gaming law is concerned that it may acquire more than 14.9% of the capital stock of Greektown Superholdings, such party may elect to receive Warrants (as defined in Item 11) to purchase Preferred Stock at an exercise price of $0.01 per share representing a portion of the Preferred Stock that it had elected to purchase. As a result, the holders of Senior Notes and the Put Parties will own all of the outstanding equity interests of Greektown Superholdings as of the Effective Date. In addition, under the Plan, at the end of the day on the Effective Date, Greektown Holdings’ existing members’ capital (deficit) will be extinguished and no distributions will be made to existing members. Certain of the Put Parties assigned their Put Commitment and certain of their other rights and obligations under the Purchase and Put Agreement to other Put Parties pursuant to an Assignment and Assumption Agreement dated as of March 31, 2010.

          On the Effective Date, we expect that Greektown Superholdings will issue approximately $385 million in New Senior Secured Notes and will enter into the Revolving Loan. On the Effective Date, we expect to use the proceeds of the Rights Offering, the proceeds of the direct purchase of Preferred Stock, and the proceeds from the sale of the New Senior Secured Notes to repay all outstanding borrowings under the DIP Facility, to repay the pre-petition secured claims, and to make other payments required upon exit from bankruptcy. The proceeds from the sale of the New Senior Secured Notes remaining after the foregoing payments have been made, if any, as well as the Revolving Loan will be used to provide ongoing liquidity to conduct post-reorganization operations. For further detail regarding the Exit Financing, see Item 2—“Financial Information-Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

          The Disclosure Statement contained a range of reorganization values, based upon the financial projections prepared by the Debtors, ranging from $626,700 to $696,200 with a mid-point estimate of $662,700. The mid-point estimate of enterprise value for the reorganized Debtors was utilized in the Unaudited Pro Forma Condensed Consolidated Financial Statements.

          The following table reflects a preliminary determination of the estimated pro forma reorganization value of $662,700 assuming that the Plan was effective, the Exit Financing and Rights Offering transactions were consummated and Fresh Start Accounting was adopted as of March 31, 2010.

Pre-petition obligations, not subject to compromise:
Secured debt in default	$348,974
Principal amount of swap terminations	12,020
Obligations under capital lease	786
Assumption of general unsecured claims per Plan	10,000
Claims pursuant to §503(b)9 of the Bankruptcy Code and other settlements	800

Total pre-petition obligations, not subject to compromise	372,580
Other assumed liabilities:
Debtor-in-possession financing	191,723
Accounts payable (post-petition)	13,668
Accrued City of Detroit settlement	9,600
Accrued interest	807
Current Michigan Business Tax payable	6,470
Notes payable	1,439
Deferred Michigan Business Tax, net	2,923
Accrued expenses and other liabilities	11,358

Total other assumed liabilities	237,988
Conversion of Senior Notes into Series A Common Stock of Greektown Superholdings	52,707

Total reorganization value	$662,700

          The following table reflects the preliminary allocation of the estimated pro forma reorganization value of $662,700 to identifiable tangible and intangible assets:

Current assets:
Cash and equivalents	$20,063
Certificates of deposit	531
Accounts receivable—gaming, net	3,270
Accounts receivable—other, net	598
Notes receivable	2,000
Inventories	378
State of Michigan gaming tax refundable	13,068
Prepaid expenses and other current assets	20,096

Total current assets	60,004
Property, building and equipment	346,392
Deposits and other assets.	30
Other identifiable intangible assets:
Trade names	27,500
Rated player relationships	62,100
Development rights	129,900

Total other identifiable intangible assets	219,500

Total identifiable assets	625,926

Reorganization value in excess of amounts allocable to identifiable assets	36,774

Total reorganization value	$662,700

3. Notes to Pro Forma Condensed Consolidated Statement of Financial Position

          The following is a brief description of the pro forma adjustments to the unaudited pro forma condensed consolidated statement of financial position to give effect to the Plan, including the transactions contemplated under the Exit Financing and the Rights Offering, as well as the estimated financial impact of the adoption of Fresh Start Accounting as if they were effective and adopted on March 31, 2010.

a.

Cash and cash equivalents. The following estimated schedule of sources and uses from the Plan, the Exit Financing and the Rights Offering illustrates the components of the net adjustment to cash and cash equivalents of $13,403.

Sources of cash:
Proceeds from issuance of New Senior Secured Notes—series A (net of 5% original issue discount)	$266,159
Proceeds from issuance of New Senior Secured Notes—series B (net of 8% original issue discount)	96,446
Net Proceeds from Rights Offering (net of Cash Put Premium)	196,000
On-hand cash and cash equivalents	13,403

Total sources of cash	$572,008

Uses of cash:
Debtor-in-possession financing	$191,723
Secured debt in default	348,974
Principal amount of swap terminations	12,020
Accrued interest	807
Advances to fund litigation trust under the Plan	375
Claims pursuant to § 503(b)9 of the Bankruptcy Code and other settlements	800
Exit financing commitment and underwriting fees	14,180
Estimated transaction fees	3,129

Total uses of cash	$572,008

b.

Litigation Trust Loan receivable. Represents an adjustment to record a non-recourse loan in the amount of $375 which is required to be loaned from Greektown Superholdings to fund the fees, expenses and costs of a liquidating trust established pursuant to Section 4.12 of the Plan.

c.

Financing fees Represents an adjustment to eliminate the deferred financing fees, net of accumulated amortization of Greektown Holdings on the Effective Date and establish the estimated deferred financing fees in connection with the Exit Financing, consisting of a 1.5% commitment fee on the entire $385,000 in principal amount of New Senior Secured Notes and a 3% 144A underwriting fee associated with the Series A New Senior Secured Notes in principal amount of $280,167. For purposes of this adjustment, the anticipated amortization of financing fees during the 12-month period following the Effective Date has been classified as current portion of the financing fees.

d.

Debtor-in-possession financing. Represents an adjustment to record the payment on the Effective Date of the principal amount of the DIP Facility, inclusive of PIK interest, from the proceeds of the Exit Financing and the Rights Offering.

e.

Secured debt in default. Represents an adjustment to record the payment on the Effective Date of the amount of the pre-petition senior secured obligations of the Debtors and accrued interest thereon from the proceeds of the Exit Financing and the Rights Offering.

f.	Accrued interest. Represents an adjustment to reflect the payment on the Effective Date of accrued cash interest on the DIP Facility and accrued interest on the principal amount of swap terminations.

g.

Michigan Business Tax. As discussed elsewhere in this registration statement, on July 12, 2007, the Michigan legislature enacted the Michigan Business Tax (“MBT”) which is considered an income tax under the provisions of the Income Taxes topic of the ASC. This adjustment reflects the reclassification of certain deferred MBT obligations to current taxes payable and the MBT impact of the consummation of the plan.

h.

Accrued expenses and other liabilities. Represents an adjustment to reflect the payment on the Effective Date of the principal amount of swap terminations related to two pre-petition interest rate swap agreements.

i.

New Senior Secured Revolving Credit Facility. We will enter into a $30 million revolving credit facility with Comerica Bank which bears interest at an annual rate (depending on a leverage ratio) of LIBOR plus 1.75% to 2.25% or the higher of Comerica Bank’s prime reference rate or 2.5% minus 0.5% to 1%. The revolving credit facility is expected to be undrawn at the Effective Date.

j.	New Senior Secured Notes. Represents an adjustment to record the New Senior Secured Notes, net of original issue discounts as summarized in the table below.

	Face Amount of Notes	Original Issue Discount Rate	Original Issue Discount	Net Proceeds

Series A Senior Secured Notes	$280,167	5.0%	$14,008	$266,159
Series B Senior Secured Notes	104,833	8.0%	8,387	96,446

Total	$385,000		$22,395	$362,605

k.

Liabilities subject to compromise. Represents an adjustment to reduce the balance of liabilities subject to compromise down to $10 million reflecting the treatment provided for under the Plan whereby general unsecured claimants will receive their pro rata share of $10 million in cash payable over 4 quarterly installments during the initial year following the Effective Date.

l.

Cancellation of previous ownership interests and Issuance of new equity securities. This adjustment reflects the entries necessary to record (i) the cancellation of previous ownership interests and the elimination of the accumulated deficit in Greektown Holdings, (ii) the anticipated proceeds from the Rights Offering and transactions pursuant to the Purchase and Put Agreement of $196 million, as discussed under note 2 hereto and elsewhere in this registration statement, which are net of the $4.0 million Cash Put Premium from the anticipated issuance of series A-1 and A-2 convertible preferred stock and series A-1 and A-2 preferred stock warrants, (iii) the issuance of 140 shares of $0.01 per share par value series A-1 common stock on the Effective Date to holders of the Senior Notes under the Plan, and (iv) the retained earnings impact of the expensing of the $3,129 of estimated transaction fees as illustrated in note 3(a) hereto. The calculation of Greektown Superholdings’ total pro forma equity value as of March 31, 2010 of $245,003 is set forth in the following table.

Reorganization Value of Enterprise (note 2)	$662,700

Less Liabilities of Greektown Superholdings:
New Senior Secured Notes	(362,605)
Obligations Under Capital Leases	(786)
Pre-petition General Unsecured Liabilities	(10,000)
Deferred Michigan Business Taxes, net	(2,923)
Accounts Payable	(13,668)
Accrued City of Detroit Settlement	(9,600)
Current Michigan Business Taxes Payable	(6,470)
Notes Payable	(1,439)
Accrued Expenses and Other Liabilities	(11,358)

Total Liabilities of Greektown Superholdings	(418,849)

Other Adjustments:
Exit financing commitment and underwriting fees (note 3(a));	14,180
Funding to Litigation Trust (note 3(a));	375
Cash From Greektown Holdings (note 3(a))	(13,403)

Total Other Adjustments	1,152

Pro Forma Shareholders’ Equity for Greektown Superholdings	$245,003

The following table illustrates the calculation of the required pro forma adjustment to shareholders’ equity as of March 31, 2010.

Pro Forma Shareholders’ Equity for Greektown Superholdings (per above calculation)	$245,003
Less: Members’ Deficit of Greektown Holdings	(301,840)

Difference (pro forma adjustment amount)	$546,843

Additionally, George Boyer, chairman of the board of directors of Greektown Superholdings, Inc., will be entitled to an annual retainer of $225, payable 50% in cash and 50% in restricted stock, that will vest quarterly over a one-year period. In addition, on the Effective Date, Mr. Boyer will receive a one-time grant of restricted stock valued at $225, that vests ratably over a three-year period beginning on the first anniversary of the Effective Date.

m.

Property, building and equipment, net. Represents an adjustment to record property, building and equipment at estimated fair value as set forth in the table below. The determination of fair value of assets and liabilities is subject to significant estimation and assumptions and there can be no assurances that the estimates, assumptions and values reflected in the valuations will be realized and actual results could vary materially. In accordance with accounting guidance for business combinations, the preliminary allocation of the enterprise value is subject to additional adjustments to the extent that improved information on assets and liability valuations becomes available.

	Net Book Value	Estimated Fair Value	Difference	Assumed Useful Life

Property, building and equipment:
Land	$104,391	$45,200	$(59,191)	n/a
Building and improvements	324,373	254,377	(69,996)	39 years
Gaming equipment and furnishings	12,688	22,381	9,693	5 years
Non-gaming equipment and furnishings	21,731	17,593	(4,138)	5 years
Construction in progress	6,841	6,841	—	n/a

Total property, building and equipment	$470,024	$346,392	$(123,632)

n.

Other identifiable intangible assets. Represents an adjustment to record other identifiable intangible assets related to Greektown Holdings’ trade names, rated player relationships and casino development rights under the Development Agreement at estimated fair value as set forth in the table below. The determination of fair value of assets and liabilities is subject to significant estimation and assumptions and there can be no assurances that the estimates, assumptions and values reflected in the valuations will be realized and actual results could vary materially. In accordance with accounting guidance for business combinations, the preliminary allocation of the enterprise value is subject to additional adjustments to the extent that improved information on assets and liability valuations becomes available.

	Net Book Value	Estimated Fair Value	Difference	Assumed Useful Life

Other identifiable intangible assets:
Trade names	$—	$27,500	$27,500	Indefinite
Rated player relationships	—	62,100	62,100	5 years
Casino development rights	—	129,900	129,900	Indefinite

Total other identifiable intangible assets	$—	$219,500	$219,500

4. Notes to Pro Forma Condensed Consolidated Statement of Operations

          The following is a brief description of the pro forma adjustments to the unaudited pro forma condensed consolidated statement of operations to give effect to the Plan, including the transactions contemplated under the Exit Financing and the Rights Offering, as well as the estimated financial impact of the adoption of Fresh Start Accounting as if they were effective and adopted on January 1, 2009.

a.	Chapter 11 reorganization items. Reflects an adjustment to eliminate the actual Chapter 11 reorganization related expenses incurred by Greektown Holdings.

b.

Interest expense. Reflects an adjustment to reflect interest on the interest bearing indebtedness that is anticipated to be outstanding upon the Effective Date including the New Senior Secured Notes and existing capital lease indebtedness. The New Senior Secured Notes will bear interest at a fixed rate of 13% per annum, payable semi-annually in arrears.

c.

Amortization of finance fees and accretion of discount on senior notes. Reflects an adjustment to record the amortization of deferred finance fees associated with the New Senior Secured Notes over the 5-year term of the New Senior Secured Notes and the amortization of original issue discounts on the series A and series B notes on a straight-line basis over the 5-year term of the New Senior Secured Notes.

d.

Accretion of dividends on preferred stock. As discussed under Item 11 – “Description of the Registrant’s Securities to be Registered”, each share of Greektown Superholdings Series A Preferred Stock and Series A Warrants (whether or not exercised) will accrue dividends on a daily basis at a rate of 7.5% per annum of the Series A Reference Price from the date on which shares of Series A Preferred Stock are first issued, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or similar recapitalization with respect to the Series A Preferred Stock. Such dividends will be cumulative; provided, however, that such dividends should be payable only when, as, and if declared by the Board and for so long as Greektown Superholdings is subject to the jurisdiction of the MGCB, Greektown Superholdings may not pay any dividends unless such dividends are approved by, and issued in compliance with the regulations and restrictions imposed by, the MGCB. For purposes of this adjustment, the Series A Reference Price was calculated to be $228,889, representing the product of multiplying (i) the original issue price of the Series A Preferred Stock and Series A Warrants of $100 per share by (ii) the sum of (A) the shares of Series A-1 Preferred Stock to be issued on the Effective Date of 1,463.5, plus (B) the shares of Series A-2 Preferred Stock to be issued on the Effective Date of 162.3, plus (C) the Series A-1 Warrants to be issued on the Effective Date of 202.5, plus (D) the series A-2 Warrants to be issued on the Effective Date of 460.6.

e.

Direct operating expenses. Reflects an adjustment to depreciation and amortization to give effect to the estimated impact of the revaluation of property, building and equipment and other identifiable intangible assets to estimated fair value under Fresh Start Accounting. The tables below illustrate the calculation of the adjustment for year ended December 31, 2009 and the three months ended March 31, 2010.

	Year ended December 31, 2009

	Estimated Fair Value	Assumed Useful Life	Straight-Line Depreciation/ Amortization

Property, building and equipment:
Land	$45,200	n/a	$—
Building and improvements	254,377	39 years	6,522
Gaming equipment and furnishings	22,381	5 years	4,476
Non-gaming equipment and furnishings	17,593	5 years	3,519
Construction in progress	8,561	n/a	—

Total property, building and equipment	$348,112		14,517

Other identifiable intangible assets:
Trade names	$27,500	Indefinite	—
Rated player relationships	62,100	5 years	12,420
Casino development rights	129,900	Indefinite	—

Total other identifiable intangible assets	$219,500		12,420

Total pro forma depreciation and amortization			$26,937

Less: actual depreciation and amortization for the year ended December 31, 2009			18,574

Difference			$8,363

	Three months ended March 31, 2010

	Estimated Fair Value	Assumed Useful Life	Straight-Line Depreciation/ Amortization

Property, building and equipment:
Land	$45,200	n/a	$—
Building and improvements	254,377	39 years	1,631
Gaming equipment and furnishings	22,381	5 years	1,119
Non-gaming equipment and furnishings	17,593	5 years	880
Construction in progress	6,841	n/a	—

Total property, building and equipment	$346,392		3,629

Other identifiable intangible assets:
Trade names	$27,500	Indefinite	—
Rated player relationships	62,100	5 years	3,105
Casino development rights	129,900	Indefinite	—

Total other identifiable intangible assets	$219,500		3,105

Total pro forma depreciation and amortization			$6,734

Less: actual depreciation and amortization for the three months ended March 31, 2010			5,217

Difference			$1,517